    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 2002



                                                      REGISTRATION NO. 333-74280

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           COVENTRY HEALTH CARE, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           52-2073000
          (State or other jurisdiction of                            (I.R.S. employer
          incorporation or organization)                          identification number)

                             ---------------------
           6705 ROCKLEDGE DRIVE, SUITE 900, BETHESDA, MARYLAND 20817
                                 (301) 581-0600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  DALE B. WOLF
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        6705 ROCKLEDGE DRIVE, SUITE 900
                            BETHESDA, MARYLAND 20817
                                 (301) 581-0600
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

                  BOB F. THOMPSON                                   DAVID S. LEFKOWITZ
              BASS, BERRY & SIMS PLC                            WEIL, GOTSHAL & MANGES LLP
         315 DEADERICK STREET, SUITE 2700                            767 FIFTH AVENUE
            NASHVILLE, TENNESSEE 37238                           NEW YORK, NEW YORK 10153
                  (615) 742-6200                                      (212) 310-8000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
------------------


                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                  SUBJECT TO COMPLETION, DATED JANUARY 4, 2002


PROSPECTUS
                                7,000,000 SHARES

                                 COVENTRY LOGO
                                  COMMON STOCK
                              $         PER SHARE
                               ------------------

     Principal Health Care, Inc. is selling 7,000,000 shares of our common stock in this offering. We will not receive any proceeds from the sale of the shares by Principal. Principal has granted the underwriters an option to purchase up to 1,050,000 additional shares of common stock to cover over-allotments.


     Our common stock is listed on the New York Stock Exchange under the symbol "CVH." The last reported sale price of our common stock on the New York Stock Exchange on January 3, 2002, was $20.40 per share.



     Concurrently with this offering of common stock, we are offering pursuant to a separate offering memorandum our senior notes to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended, and to persons outside the United States pursuant to Regulation S under the Securities Act. We will use the net proceeds from the offering of the senior notes and cash on hand to purchase the 7,053,487 shares of our common stock that currently are owned by Principal and are not being sold in this offering and a warrant owned by Principal to purchase up to 3,075,182 shares of our common stock. The closing of this offering of common stock is conditioned upon the substantially concurrent closing of the offering of the senior notes and the purchase, from Principal, of the shares of our common stock and the warrant.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------


                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public Offering Price                                         $              $
Underwriting Discount                                         $              $
Proceeds to Principal                                         $              $



     The underwriters expect to deliver the shares to purchasers on or
about            , 2002.

                               ------------------

SALOMON SMITH BARNEY
                  GOLDMAN, SACHS & CO.
                                    LEHMAN BROTHERS
                                                  CIBC WORLD MARKETS


               , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDER IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    7
Cautionary Note Regarding Forward-Looking Statements........   13
Use of Proceeds.............................................   14
Price Range of Common Stock and Dividend Policy.............   14
Capitalization..............................................   15
Selected Consolidated Financial and Other Data..............   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   30
Management..................................................   45
Principal and Selling Stockholders..........................   50
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   62
Underwriting................................................   63
Legal Matters...............................................   64
Experts.....................................................   64
Where You Can Find More Information.........................   65
Incorporation of Information by Reference...................   65
Index to Financial Statements...............................  F-1

                                    SUMMARY


     The following summary highlights some of the information from this prospectus and does not contain all the information that is important to you. Before deciding to invest in our common stock, you should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes, and the documents incorporated by reference into this prospectus. Unless this prospectus indicates otherwise or the context otherwise requires, the terms "we," "our," "our company," "the company" or "us" as used in this prospectus refer to Coventry Health Care, Inc. and its subsidiaries.


                                    OVERVIEW


     We are a leading publicly-traded managed health care company with approximately 1.85 million members. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. Our health plans generally are located in small to mid-sized metropolitan areas. We believe that most of our health plans have strong competitive positions in our markets. Based on the number of health maintenance organization (HMO) members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets.


     We operate our health plans with a local focus and the management expertise, resources and economies of scale of a large, well-established and well-capitalized company. We believe the delivery of health care benefits and services is best managed on a market-by-market basis. Each of our health plans operates under its local market name and has local management, sales and marketing, medical management, contracting and provider relations personnel that design and manage health benefits to meet the needs of our individual markets. We believe that our local focus enables us to adapt our products and services to the needs of individual markets, react quickly to changes in our markets and maintain strong relationships with our employer customers, members and health care providers. We operate four regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans at the corporate level, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our plans. Our corporate office also monitors the medical management policies of our plans and assists our plans in implementing disease management programs, quality assurance programs and other medical management tools. We believe our centralization of certain administrative functions at the corporate and regional levels gives us a competitive advantage over local market health plans that lack our resources.


     We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which our members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including HMOs, preferred provider organizations (PPOs) and point of service (POS) plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for access to our provider networks and the management services we provide, but we do not have underwriting risk.

     We are singularly focused on managed health care. We do not offer separate plans for ancillary products and services, such as workers' compensation, life, dental or vision benefits. We believe this singular focus allows us to execute better on the fundamentals and details of our business.

     Our health plans maintain broad networks of providers so that our members have a range of provider options. In selecting physicians for our networks, we evaluate each physician's location, area of specialization, credentials and experience, including licensing status, malpractice claims history and hospital affiliations. In selecting hospitals, we consider the quality and reputation of the physicians that provide services at the hospital, the location of the hospital, the services offered and the reputation of the hospital within the market.

     We market our managed care products and services through our own direct sales staff of approximately 400 employees and a network of more than 2,400 independent brokers and agents. Our local direct sales staffs and independent brokers and agents market our health plans to recruit new employer customers and members and retain our existing employer customers and members.

                       OUR OPERATING AND GROWTH STRATEGY

     During the last several years, we have grown through increased membership in our existing plans and through acquisitions. From 1998 to 2000, we experienced compound annualized membership, revenue and Adjusted EBITDA growth of 11.2%, 11.1% and 24.1%, respectively. The key elements of our operating and growth strategy include:

MAINTAINING LEADING POSITIONS IN OUR MARKETS

     We operate health plans with strong competitive positions in most of our markets. Based on the number of HMO members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets. We believe our local focus enables us to compete effectively with large national competitors that operate in the markets we serve, and our management expertise, resources and economies of scale give us a competitive advantage over small, local market health plans. We believe the combination of our local strengths and our resources as a large company makes our plans attractive to employers and members, and thereby enhances our competitive positions in the markets in which we operate. We believe our strong market positions enable us to negotiate competitive contracts with providers and realize operating efficiencies.

PURSUING STRATEGIC ACQUISITIONS

     The managed care industry continues to be highly fragmented, with approximately 560 health plans in operation in the United States during 2000. Our strategy is to acquire plans that we believe will benefit from our management expertise and provide opportunities for improved operations and cost savings through our management practices and economies of scale. During the last several years, we have acquired underperforming plans at attractive valuations relative to plans with superior operating performance. We believe that there will be additional acquisition opportunities in the future as a result of the continued consolidation of the managed care industry and the increasing difficulties small, local plans will face in competing with larger companies that have greater access to capital, superior information systems, lower administrative costs and more effective medical management techniques and management practices. We intend to continue to pursue acquisitions in our existing markets and in new markets as attractive opportunities arise.

ACHIEVING MARGIN IMPROVEMENTS


     We typically have acquired health plans with poor operating performance. Following each acquisition, we undertake an extensive review of the rates, cost structure, provider arrangements and medical management practices of the acquired plan. Generally, we have been able to improve the operating margins of our acquired plans within six to 24 months after we have completed the acquisition through strict pricing discipline, improved provider arrangements, more effective medical management techniques and reductions in overhead costs resulting from operating efficiencies and our economies of scale. We believe that we can continue to improve the operating margins at our recently acquired plans as well as our other plans through continued pricing discipline, improvements in medical management techniques and additional operating efficiencies and economies of scale.

                                  THE OFFERING

Common stock offered by Principal...     7,000,000 shares

Common stock outstanding after this
offering............................     58,494,651 shares

Use of proceeds.....................     We will not receive any proceeds from
                                         the sale of shares of our common stock
                                         by Principal.

Risk factors........................     Investing in our common stock involves
                                         significant risks. See "Risk Factors."

New York Stock Exchange symbol......     CVH

     The number of shares of common stock to be outstanding after this offering:

     - is based upon 65,548,138 shares of common stock outstanding as of September 30, 2001;

     - does not take into account 5,282,474 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2001, at a weighted average exercise price of $9.01 per share;

     - does not take into account 3,247,173 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2001, at a weighted average exercise price of $11.91 per share;


     - assumes that we purchase, from Principal, 7,053,487 shares of our common stock and a warrant to purchase up to 3,075,182 shares of our common stock with the net proceeds of the offering of our senior notes and cash on hand; and


     - assumes that the underwriters fully exercise their option to purchase up to 1,050,000 additional shares of common stock from Principal to cover over-allotments.

     In the event the underwriters do not fully exercise their option to purchase 1,050,000 additional shares of common stock from Principal to cover over-allotments, we have agreed to purchase from Principal any shares that the underwriters do not purchase at the public offering price. We may incur additional indebtedness or use available cash to fund the purchase price for those shares.

                        CONCURRENT SENIOR NOTES OFFERING


     Concurrently with this offering of common stock, we are offering our senior notes to qualified institutional buyers under Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act. We will use the net proceeds from the offering of the senior notes and cash on hand to purchase the 7,053,487 shares of our common stock that currently are owned by Principal and are not being sold in this offering and a warrant owned by Principal to purchase up to 3,075,182 shares of our common stock. The closing of this offering of common stock is conditioned upon the substantially concurrent closing of the offering of the senior notes and the purchase, from Principal, of the shares of our common stock and the warrant. For a description of the purchase arrangements with Principal, see "Principal and Selling Stockholders -- Arrangements with Principal Relating to this Offering and the Stock and Warrant Repurchase."


     This prospectus is not an offer to sell the senior notes and is not a solicitation of an offer to buy the senior notes. The issuance of the senior notes will not be registered under the Securities Act or the securities laws of any other jurisdiction. Unless we register the resale of the senior notes, the senior notes may be resold only in transactions that are exempt from registration under the Securities Act and applicable securities laws.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     We have derived the following summary consolidated financial data as of December 31, 2000 and for each of the years in the five year period ended December 31, 2000 from our audited consolidated financial statements, which were audited by Arthur Andersen LLP. We have derived the summary consolidated financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 from our unaudited consolidated financial statements, which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information. You should read the following summary consolidated financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The information below is not necessarily indicative of our results for future periods.


                                                                                                      NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                  --------------------------------------------------------------   -----------------------
                                     1996         1997         1998         1999         2000         2000         2001
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA(1)
Operating revenues:
  Managed care premiums.........  $1,035,778   $1,208,149   $2,033,372   $2,082,075   $2,556,953   $1,851,800   $2,285,646
  Management services...........      21,351       20,202       77,011       80,297       47,957       34,421       47,146
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total operating
          revenues..............   1,057,129    1,228,351    2,110,383    2,162,372    2,604,910    1,886,221    2,332,792
Operating expenses:
  Medical expense...............     940,532    1,039,860    1,767,374    1,792,652    2,192,899    1,584,245    1,967,390
  Selling, general and
    administrative expense......     165,081      170,017      291,919      297,922      330,899      242,850      281,892
  Depreciation and amortization
    expense.....................      42,862       12,735       25,793       28,205       27,026       20,276       19,409
  Plan shutdown expense(2)......          --           --           --        2,020           --           --           --
  AHERF charge(3)...............          --           --       55,000       (6,282)      (8,429)          --           --
  Merger costs(4)...............          --           --        6,492           --           --           --           --
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total operating
          expenses..............   1,148,475    1,222,612    2,146,578    2,114,517    2,542,395    1,847,371    2,268,691
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating earnings (loss).......     (91,346)       5,739      (36,195)      47,855       62,515       38,850       64,101
Other income, net...............      13,379       24,880       27,251       29,906       39,553       29,078       33,988
Interest expense................      (6,257)     (10,275)      (8,566)      (1,761)          --           --           --
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before income
  taxes.........................     (84,224)      20,344      (17,510)      76,000      102,068       67,928       98,089
Provision for (benefit from)
  income taxes..................     (22,860)       8,422       (5,769)      32,565       40,728       27,525       37,430
Cumulative effect of change in
  accounting principle(5).......          --           --           --           --           --           --         (878)
Minority interest in (earnings)
  loss of consolidated
  subsidiary, net of income
  tax...........................         (77)          19           --           --           --           --           --
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss).............  $  (61,287)  $   11,903   $  (11,741)  $   43,435   $   61,340   $   40,403   $   61,537
                                  ==========   ==========   ==========   ==========   ==========   ==========   ==========
EARNINGS PER SHARE DATA(6)
Net earnings (loss) per share --
  basic, before non-recurring
  items(7)......................  $    (1.87)  $     0.36   $     0.49   $     0.69   $     0.94   $     0.69   $     0.93
Non-recurring items(7)..........          --           --        (0.71)        0.05         0.09           --         0.02
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss) per share --
  basic.........................  $    (1.87)  $     0.36   $    (0.22)  $     0.74   $     1.03   $     0.69   $     0.95
                                  ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net earnings (loss) per share --
  diluted, before non-recurring
  items(7)......................  $    (1.87)  $     0.35   $     0.49   $     0.65   $     0.85   $     0.62   $     0.89
Non-recurring items(7)..........          --           --        (0.71)        0.04         0.08           --         0.02
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss) per share --
  diluted.......................  $    (1.87)  $     0.35   $    (0.22)  $     0.69   $     0.93   $     0.62   $     0.91
                                  ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common shares
  outstanding -- basic..........      32,818       33,210       52,477       59,025       59,521       58,889       64,951
Weighted average common shares
  outstanding -- diluted........      32,818       33,912       52,477       64,159       65,757       64,909       67,795

                                                                                                        NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                                       -----------------------------------------------------------   -----------------------
                                         1996        1997        1998         1999         2000         2000         2001
                                       ---------   --------   ----------   ----------   ----------   ----------   ----------
                                                                      (DOLLARS IN THOUSANDS)
SELECTED OPERATING AND OTHER DATA
Membership (unaudited):
  Risk members:(8)
    Commercial members...............    599,218    622,942    1,000,699    1,010,282    1,170,239    1,059,795    1,260,942
    Medicaid/Medicare+Choice
      members........................    141,889    142,881      166,342      215,123      266,379      254,482      271,626
                                       ---------   --------   ----------   ----------   ----------   ----------   ----------
        Total risk members...........    741,107    765,823    1,167,041    1,225,405    1,436,618    1,314,277    1,532,568
  Non-risk members(8)................    152,969    148,910      218,273      237,968      276,416      236,818      319,242
                                       ---------   --------   ----------   ----------   ----------   ----------   ----------
  Total members(9)...................    894,076    914,733    1,385,314    1,463,373    1,713,034    1,551,095    1,851,810
Medical loss ratio(10)...............      90.80%     86.07%       86.92%       86.10%       85.76%       85.55%       86.08%
Selling, general and administrative
  expense ratio(11)..................      15.62%     13.84%       13.83%       13.78%       12.70%       12.87%       12.08%
Adjusted EBITDA(12)..................   $(35,105)   $43,354      $78,341     $101,704     $120,665      $88,204     $117,498
Adjusted EBITDA margin(13)...........      (3.28)%     3.46%        3.66%        4.64%        4.56%        4.61%        4.96%
Ratio of earnings to fixed
  charges(14)(15)....................         --         --           --         26.2x          --           --           --
Ratio of pro forma total debt to LTM
  Adjusted EBITDA (16)...............         --         --           --           --           --           --          1.2x
Cash flows provided by (used in):
  Operating activities...............    $34,565    $22,261      $68,444     $(11,130)    $105,442      $19,401     $107,097
  Investing activities...............    (44,482)    49,951      225,975     (156,890)     (89,790)     (83,533)    (120,139)
  Financing activities...............     31,436     (3,879)     (43,075)       2,773          501       (2,622)      (6,868)


                                                                                     AS OF SEPTEMBER 30, 2001
                                                              AS OF DECEMBER 31,   ----------------------------
                                                                     2000            ACTUAL     AS ADJUSTED(17)
                                                              ------------------   ----------   ---------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA
Total cash and investments(18)..............................      $  752,450       $  892,232     $  886,162
Available cash and investments(19)..........................          79,083           96,185         90,115
Total assets................................................       1,239,036        1,393,594      1,391,774
Medical claims payable......................................         388,051          443,367        443,367
Long-term debt (including current maturities)...............              --               --        175,000
Stockholders' equity........................................         600,430          668,745        491,925

---------------

 (1) Statements of operations and earnings per share data includes the results of operations of certain health plans acquired from Principal beginning April 1, 1998, the date of their acquisition.



 (2) Represents the charge associated with the reserve established for the closure of our Indiana health plan.


 (3) Represents charges (benefits) associated with the reserve established for medical and other costs under the global capitation agreement with Allegheny Health, Education and Research Foundation. See Note D of the notes to our consolidated financial statements.

 (4) Represents costs incurred in connection with the acquisition of certain health plans from Principal.


 (5) Represents transition gain, net of tax, as a result of a change in accounting principle under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," related to one financial instrument classified as derivative in nature. See Note A of the notes to our consolidated financial statements.



 (6) Restated to comply with SFAS No. 128, "Earnings Per Share."



 (7) Consists of plan shutdown expense, AHERF charge, merger costs and cumulative effect of change in accounting principle described in footnotes 2 through 5 above, net of tax.

 (8) Risk members are members in our underwritten products. Non-risk members are members in our non-underwritten products.

 (9) Includes 28,030 and 23,434 members for the years ended December 31, 1998 and 1999, respectively, for plans sold or shutdown subsequent to such years.

(10) Represents medical expense as a percentage of managed care premiums.

(11) Represents selling, general and administrative expense as a percentage of total operating revenues.

(12) Represents operating earnings (loss), plus other income, net, before depreciation and amortization expense, plan shutdown expense, AHERF charge and merger costs. Adjusted EBITDA is not a measure of performance under accounting principles generally accepted in the United States. Adjusted EBITDA should not be considered a substitute for cash flow from operations, net earnings or other measures of performance as defined by accounting principles generally accepted in the United States or as a measure of our profitability or liquidity. Adjusted EBITDA does not give effect to the cash we must use to service our debt, if any, or pay our income taxes and thus does not reflect the funds actually available for capital expenditures or other discretionary uses. Our presentation of Adjusted EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the method of calculation. The following table reconciles operating earnings (loss) as determined in accordance with accounting principles generally accepted in the United States to Adjusted EBITDA:

                                                                                     NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                               ---------------------------------------------------   ------------------
                                 1996      1997       1998       1999       2000      2000       2001
                               --------   -------   --------   --------   --------   -------   --------
Operating earnings (loss)....  $(91,346)  $ 5,739   $(36,195)  $ 47,855   $ 62,515   $38,850   $ 64,101
Other income, net............    13,379    24,880     27,251     29,906     39,553    29,078     33,988
Depreciation and amortization
  expense....................    42,862    12,735     25,793     28,205     27,026    20,276     19,409
Plan shutdown expense........        --        --         --      2,020         --        --         --
AHERF charge.................        --        --     55,000     (6,282)    (8,429)       --         --
Merger costs.................        --        --      6,492         --         --        --         --
                               --------   -------   --------   --------   --------   -------   --------
Adjusted EBITDA..............  $(35,105)  $43,354   $ 78,341   $101,704   $120,665   $88,204   $117,498
                               ========   =======   ========   ========   ========   =======   ========

---------------

(13) Represents Adjusted EBITDA as a percentage of total operating revenues plus other income, net.


(14) For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes, plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized plus amortization of premiums, discounts and capitalized expenses related to indebtedness.



(15) Our earnings were insufficient to cover our fixed charges for the years ended December 31, 1996, 1997 and 1998 by $97,603, $4,536 and $44,761,
     respectively. We did not have any fixed charges for the year ended December 31, 2000 or the nine months ended September 30, 2000 and 2001. Therefore, the ratio is not calculated for those periods.



(16) Represents the ratio of total debt, on a pro forma basis as adjusted for the offering of our senior notes, to LTM Adjusted EBITDA. LTM Adjusted EBITDA, which represents Adjusted EBITDA for the twelve months ended September 30, 2001, was $149,959.


(17) As adjusted to reflect the issuance of our senior notes in a concurrent offering and the use of the net proceeds of the offering of the senior notes and cash on hand to purchase, from Principal, shares of our common stock and a warrant to purchase shares of our common stock. See "Principal and Selling Stockholders -- Arrangements with Principal Relating to this Offering and the Stock and Warrant Repurchase."

(18) Represents cash and cash equivalents, short-term investments and long-term investments.


(19) Represents that portion of total cash and investments available for general corporate uses, excluding all the funds held by our HMO and insurance company subsidiaries that are subject to regulation.

                                  RISK FACTORS


     You should carefully consider the risks described below, as well as other information contained in this prospectus and the documents incorporated by reference into this prospectus, before buying shares of our common stock in this offering.



OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ACCURATELY ESTIMATE AND CONTROL FUTURE HEALTH CARE COSTS.



     Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:


     - an increase in the cost of health care services and supplies, including pharmaceuticals;

     - higher than expected utilization of health care services;

     - periodic renegotiation of hospital, physician and other provider contracts;

     - the occurrence of catastrophes or epidemics;

     - changes in the demographics of our members and medical trends affecting them;

     - general inflation or economic downturns;

     - new mandated benefits or other regulatory changes that increase our costs; and

     - other unforeseen occurrences.

     In addition, medical claims payable in our financial statements include our estimated reserves for incurred but not reported and unpaid claims, which we call IBNR. The estimates for submitted claims and IBNR are made on an accrual basis. We believe that our reserves for IBNR are adequate to satisfy our medical claims liabilities, but we cannot assure you of this. Any adjustments to our IBNR reserves could adversely affect our results of operations.

OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO INCREASE PREMIUMS TO OFFSET INCREASES IN OUR HEALTH CARE COSTS.


     Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.


A REDUCTION IN THE NUMBER OF MEMBERS IN OUR HEALTH PLANS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

     - reductions in the number of employers offering health care coverage;

     - reductions in work force by existing customers;

     - increases in premiums or benefit changes;

     - benefit changes or reductions in premiums by our competitors;

     - our exit from a market or the termination of a health plan; and

     - negative publicity and news coverage relating to our company or the managed health care industry generally.

OUR GROWTH STRATEGY IS DEPENDENT IN PART UPON OUR ABILITY TO ACQUIRE ADDITIONAL HEALTH PLANS AND SUCCESSFULLY INTEGRATE THOSE PLANS INTO OUR OPERATIONS.

     An important part of our growth strategy is to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions, including the acquisition of certain health plans from Principal in April 1998. We cannot assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the plans we acquire and realize anticipated operational improvements and cost savings. The plans we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

COMPETITION IN OUR INDUSTRY MAY LIMIT OUR ABILITY TO ATTRACT NEW MEMBERS OR TO INCREASE OR MAINTAIN OUR PREMIUM RATES, WHICH WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

     - price of benefits offered;

     - location and choice of health care providers;

     - quality of customer service;

     - comprehensiveness of coverage offered;

     - reputation for quality care;

     - financial stability of the plan; and

     - diversity of product offerings.

We face competition from other managed care companies, hospitals, health care facilities and other health care providers that may have broader geographical coverage, more established reputations in our markets, greater market share, lower costs and greater financial and other resources.

WE DEPEND ON THE SERVICES OF NON-EXCLUSIVE INDEPENDENT AGENTS AND BROKERS TO MARKET OUR PRODUCTS TO EMPLOYERS, AND WE CANNOT ASSURE YOU THAT THEY WILL CONTINUE TO MARKET OUR PRODUCTS IN THE FUTURE.


     We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, and they typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products at reasonable costs.


OUR FAILURE TO OBTAIN COST-EFFECTIVE AGREEMENTS WITH A SUFFICIENT NUMBER OF PROVIDERS MAY RESULT IN HIGHER MEDICAL COSTS AND A DECREASE IN OUR MEMBERSHIP.

     Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets.

     In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiation. We cannot assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

NEGATIVE PUBLICITY REGARDING THE MANAGED HEALTH CARE INDUSTRY GENERALLY OR OUR COMPANY IN PARTICULAR COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our results of operations by:

     - requiring us to change our products and services;


     - increasing the regulatory burdens under which we operate; or



     - adversely affecting our ability to market our products or services.


Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A FAILURE OF OUR INFORMATION SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend on our information systems for timely and accurate information. Failure to maintain effective and efficient information systems or disruptions in our information systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

COMPLIANCE WITH PRIVACY LAWS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.


     The use of patient data by all of our businesses is regulated at the federal, state and local level. The Health Insurance Portability and Accountability Act of 1996, for example, imposed significant new requirements relating to maintaining the privacy of medical information. The government published regulations to implement these provisions in December 2000. Health plans must be in compliance by April 2003. The law is far-reaching and complex and proper interpretation and practice under the law continues to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with the law are ongoing. Because these regulations and other similar federal, state and local laws and regulations continue to evolve, we cannot guarantee that the costs of compliance will not adversely affect our results of operations or cause us to change our operations significantly.



WE CONDUCT BUSINESS IN A HEAVILY REGULATED INDUSTRY AND CHANGES IN REGULATIONS OR VIOLATIONS OF REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.


     Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

     - impose increased liability for adverse consequences of medical decisions;

     - limit premium levels;

     - increase minimum capital, reserves and other financial viability requirements;

     - impose fines or other penalties for the failure to pay claims promptly;

     - prohibit or limit rental of access to health care provider networks;

     - prohibit or limit provider financial incentives and provider risk-sharing arrangements;

     - require health plans to offer expanded or new benefits;

     - limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;

     - limit contractual terms with providers, including audit, payment and termination provisions; and

     - implement mandatory third party review processes for coverage denials.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We cannot predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

WE FACE PERIODIC REVIEWS, AUDITS AND INVESTIGATIONS UNDER OUR CONTRACTS WITH FEDERAL AND STATE GOVERNMENT AGENCIES, AND THESE AUDITS COULD HAVE ADVERSE FINDINGS THAT MAY NEGATIVELY IMPACT OUR BUSINESS.

     We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

     - refunding of amounts we have been paid pursuant to our government contracts;

     - imposition of fines, penalties and other sanctions on us;

     - loss of our right to participate in various federal programs;

     - damage to our reputation in various markets;

     - increased difficulty in selling our products and services; and

     - loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.


See "Business -- Industry Regulation -- Federal Employees Health Benefits Program" for a discussion of a pending audit relating to one of our Pennsylvania HMO subsidiaries.


WE ARE SUBJECT TO LITIGATION IN THE ORDINARY COURSE OF OUR BUSINESS, INCLUDING LITIGATION BASED ON NEW OR EVOLVING LEGAL THEORIES, THAT COULD SIGNIFICANTLY AFFECT OUR RESULTS OF OPERATIONS.

     Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

     - our denial of health care benefits;

     - vicarious liability for our actions or medical malpractice claims;

     - disputes with our providers over compensation and termination of provider contracts;

     - disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;

     - disputes over our copayment calculations; and

     - customer audits of our compliance with our plan obligations.

In addition, plaintiffs continue to bring new types of purported legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular. See
"Business -- Litigation."



     We currently have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.


OUR STOCK PRICE AND TRADING VOLUME MAY BE VOLATILE.

     From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

     - quarterly variations in our operating results;

     - changes in the market's expectations about our future operating results;

     - changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;

     - operating and stock price performance of other companies that investors may deem comparable;

     - news reports relating to trends in our markets;

     - changes in the laws and regulations affecting our business;

     - acquisitions and financings by us or others in our industry; and

     - sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

OUR INDEBTEDNESS WILL IMPOSE RESTRICTIONS ON OUR BUSINESS AND OPERATIONS.

     The indenture for our senior notes will impose restrictions on our business and operations. These restrictions will limit our ability to, among other things:

     - incur additional debt;


     - pay dividends or make other restricted payments;


     - create or permit certain liens on our assets;

     - sell assets;


     - create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;



     - enter into transactions with affiliates;


     - enter into sale and leaseback transactions; and


     - consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we may incur additional indebtedness in the future, which may impose further restrictions on us. The restrictions in the indenture for our senior notes and in any future debt instruments could limit, among other things, our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

WE MAY NOT BE ABLE TO SATISFY OUR OBLIGATIONS TO HOLDERS OF THE SENIOR NOTES UPON A CHANGE OF CONTROL.


     In the event of a change of control of our company, we will be required, subject to certain conditions, to offer to purchase all of our outstanding senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior notes or that restrictions in any other debt instruments may not allow such repurchases. Our failure to purchase the senior notes would be a default under the indenture governing the senior notes. Even if we are able to repurchase the senior notes in the event of a change of control, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.


WARBURG PINCUS HAS SIGNIFICANT INFLUENCE OVER US AND ITS INTERESTS MAY CONFLICT WITH YOUR INTERESTS AS A STOCKHOLDER.


     Warburg Pincus, a private equity investment firm, currently beneficially owns 19,204,377 shares of our common stock, or approximately 29.3% of our outstanding shares of common stock. Following this offering and assuming the purchase of 7,053,487 shares of our common stock from Principal with the net proceeds of the senior notes offering and cash on hand, Warburg Pincus will beneficially own approximately 32.8% of our outstanding common stock. As a result of its voting power, Warburg Pincus can exert significant influence over matters submitted to a vote of stockholders, including the election of directors and approval of a change in control or business combination of our company. Warburg Pincus may purchase additional shares of our common stock, but has agreed, effective through May 2005, not to own more than 34.9% of our common stock on a fully diluted basis. When these limitations expire in May 2005, Warburg Pincus could acquire additional shares of our common stock.


     In addition to its ownership position, pursuant to the terms of the Amended and Restated Securities Purchase Agreement between the Company and Warburg Pincus, Warburg Pincus designated two directors to serve on our board of directors. Pursuant to the agreement and our certificate of incorporation, Warburg Pincus had the right to designate at least two directors until such time as Warburg Pincus converted its shares of our Series A convertible preferred stock into shares of our common stock, which occurred on December 26, 2000. The agreement provides that as long as Warburg Pincus retains ownership of at least 50% of the shares of our common stock it beneficially owned at the time of its original investment in our predecessor in 1997, it will continue to have the right to designate at least one member on our board of directors. Warburg Pincus currently continues to hold all shares represented by its original investment and, therefore, currently has the right to designate one member of our board of directors. Warburg Pincus also has certain rights under the agreement to require us to register all or part of the shares of our common stock owned by Warburg Pincus. See "Description of Capital Stock -- Registration Rights."

OUR STOCKHOLDER RIGHTS PLAN, CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DELAY, DISCOURAGE OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.

     We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

     - authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common stockholders;

     - provide for a classified board of directors with staggered three year terms so that no more than one-third of our directors can be replaced at any annual meeting;

     - provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;

     - provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our stockholder rights plan, certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "intend," "seek," or similar expressions. These forward-looking statements include all statements that are not statements of historical fact as well as those regarding our intent, belief or expectations including, but not limited to, the discussions of our operating and growth strategy, projections of revenue, income or loss and future operations. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference into this prospectus are described under the caption "Risk Factors" and in the documents incorporated by reference into this prospectus.



     If one or more of these risks or uncertainties materialize, or if any of the underlying assumptions prove incorrect, our actual results or performance may vary materially from anticipated results or performance expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included and incorporated by reference into this prospectus, you should not regard the inclusion of such information as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to update or revise any forward-looking statements to reflect future events or developments.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of our common stock by Principal in this offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Since May 16, 2001, our common stock has been listed on the New York Stock Exchange under the symbol "CVH." Prior to that date, our common stock traded on the Nasdaq National Market under the symbol "CVTY." The following table sets forth, for the fiscal quarters indicated, the last reported sale prices for our common stock as reported on the New York Stock Exchange or the Nasdaq National Market, as applicable.


                                                                  PRICE RANGE OF
                                                                   COMMON STOCK
                                                                ------------------
                                                                 HIGH        LOW
                                                                ------      ------
FISCAL 1999
  First Quarter.............................................    $11.38      $ 7.50
  Second Quarter............................................     14.88        7.13
  Third Quarter.............................................     11.50        9.50
  Fourth Quarter............................................      7.94        5.13
FISCAL 2000
  First Quarter.............................................    $ 9.06      $ 6.94
  Second Quarter............................................     14.63        8.56
  Third Quarter.............................................     17.63       12.75
  Fourth Quarter............................................     29.19       15.00
FISCAL 2001
  First Quarter.............................................    $24.13      $13.75
  Second Quarter............................................     20.59       14.78
  Third Quarter.............................................     25.38       18.08
  Fourth Quarter............................................     23.19       18.29



     On January 3, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $20.40 per share. At December 31, 2001, we had approximately 302 holders of record of our common stock.


     We have not paid any cash dividends on our common stock and the present policy of the board of directors is to retain all available funds to support our operations and finance our growth. Insurance regulations applicable to our subsidiaries restrict their ability to declare and pay dividends to us, which may affect our ability to declare and pay dividends on our common stock. See "Business -- Industry Regulation." In addition, the terms of our senior notes will restrict our ability to pay dividends on our common stock.

                                 CAPITALIZATION


     The following table sets forth our total cash and investments and our capitalization as of September 30, 2001 on an actual basis and on an as adjusted basis to give effect to the sale of $175.0 million aggregate principal amount of our senior notes in the concurrent notes offering and the use of the net proceeds from the sale of the senior notes and cash on hand to purchase, from Principal, shares of our common stock and a warrant to purchase shares of our common stock.



                                                              AS OF SEPTEMBER 30, 2001
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Total cash and investments(1)...............................  $892,232      $886,162
                                                              ========      ========
Long term debt:
  Senior notes due 2012.....................................  $     --      $175,000
                                                              --------      --------
Stockholders' equity:
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 66,731,318 shares issued and 65,548,138
     outstanding, actual; 66,731,318 shares issued and
     58,494,651 shares outstanding, as adjusted.............       667           667
  Treasury stock, at cost, 1,183,180 shares, actual;
     8,236,667 shares, as adjusted..........................   (12,828)     (153,898)
  Additional paid in capital................................   539,607       503,857
  Accumulated other comprehensive income....................    11,265        11,265
  Retained earnings.........................................   130,034       130,034
                                                              --------      --------
          Total stockholders' equity........................   668,745       491,925
                                                              --------      --------
          Total capitalization..............................  $668,745      $666,925
                                                              ========      ========


---------------


(1) Represents cash and cash equivalents, short-term investments and long-term investments. Excluding all the funds held by our HMO and insurance company subsidiaries that are subject to regulation, as of September 30, 2001, $96,185 of our total cash and investments was available for general corporate uses.


The number of shares of common stock outstanding:

     - is based upon 65,548,138 shares of common stock outstanding as of September 30, 2001;

     - does not take into account 5,282,474 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2001, at a weighted average exercise price of $9.01 per share;

     - does not take into account 3,247,173 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2001, at a weighted average exercise price of $11.91 per share;


     - assumes that we purchase, from Principal, 7,053,487 shares of our common stock and a warrant to purchase up to 3,075,182 shares of our common stock with the net proceeds of the offering of our senior notes and cash on hand; and


     - assumes that the underwriters fully exercise their option to purchase up to 1,050,000 additional shares of common stock from Principal to cover over-allotments.


In the event the underwriters do not fully exercise their option to purchase the 1,050,000 additional shares of common stock from Principal to cover over-allotments, we have agreed to purchase, from Principal, any shares that the underwriters do not purchase at the public offering price. We may incur additional indebtedness or use available cash to fund the purchase price for those shares.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


     We have derived the following selected consolidated financial data as of and for each of the years in the five year period ended December 31, 2000 from our audited consolidated financial statements, which were audited by Arthur Andersen LLP. We have derived the selected consolidated financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 from our unaudited consolidated financial statements, which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information. You should read the following selected consolidated financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The information below is not necessarily indicative of our results for future periods.



                                                                                                           NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA(1)
Operating revenues:
  Managed care premiums..............  $1,035,778   $1,208,149   $2,033,372   $2,082,075   $2,556,953   $1,851,800   $2,285,646
  Management services................      21,351       20,202       77,011       80,297       47,957       34,421       47,146
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total operating revenues.....   1,057,129    1,228,351    2,110,383    2,162,372    2,604,910    1,886,221    2,332,792
Operating expenses:
  Medical expense....................     940,532    1,039,860    1,767,374    1,792,652    2,192,899    1,584,245    1,967,390
  Selling, general and administrative
    expense..........................     165,081      170,017      291,919      297,922      330,899      242,850      281,892
  Depreciation and amortization
    expense..........................      42,862       12,735       25,793       28,205       27,026       20,276       19,409
  Plan shutdown expense(2)...........          --           --           --        2,020           --           --           --
  AHERF charge(3)....................          --           --       55,000       (6,282)      (8,429)          --           --
  Merger costs(4)....................          --           --        6,492           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total operating expenses.....   1,148,475    1,222,612    2,146,578    2,114,517    2,542,395    1,847,371    2,268,691
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating earnings (loss)............     (91,346)       5,739      (36,195)      47,855       62,515       38,850       64,101
Other income, net....................      13,379       24,880       27,251       29,906       39,553       29,078       33,988
Interest expense.....................      (6,257)     (10,275)      (8,566)      (1,761)          --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before income
  taxes..............................     (84,224)      20,344      (17,510)      76,000      102,068       67,928       98,089
Provision for (benefit from) income
  taxes..............................     (22,860)       8,422       (5,769)      32,565       40,728       27,525       37,430
Cumulative effect of change in
  accounting principle(5)............          --           --           --           --           --           --         (878)
Minority interest in (earnings) loss
  of consolidated subsidiary, net of
  income tax.........................         (77)          19           --           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)..................  $  (61,287)  $   11,903   $  (11,741)  $   43,435   $   61,340   $   40,403   $   61,537
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
EARNINGS PER SHARE DATA(6)
Net earnings (loss) per
  share -- basic, before
  non-recurring items(7).............  $    (1.87)  $     0.36   $     0.49   $     0.69   $     0.94   $     0.69   $     0.93
Non-recurring items(7)...............          --           --        (0.71)        0.05         0.09           --         0.02
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss) per
  share -- basic.....................  $    (1.87)  $     0.36   $    (0.22)  $     0.74   $     1.03   $     0.69   $     0.95
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net earnings (loss) per
  share -- diluted, before
  non-recurring items(7).............  $    (1.87)  $     0.35   $     0.49   $     0.65   $     0.85   $     0.62   $     0.89
Non-recurring items(7)...............          --           --        (0.71)        0.04         0.08           --         0.02
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss) per
  share -- diluted...................  $    (1.87)  $     0.35   $    (0.22)  $     0.69   $     0.93   $     0.62   $     0.91
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common shares
  outstanding -- basic...............      32,818       33,210       52,477       59,025       59,521       58,889       64,951
Weighted average common shares
  outstanding -- diluted.............      32,818       33,912       52,477       64,159       65,757       64,909       67,795

                                                                                                    NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                         SEPTEMBER 30,
                                    ----------------------------------------------------------   -----------------------
                                      1996       1997        1998         1999         2000         2000         2001
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                   (DOLLARS IN THOUSANDS)
SELECTED OPERATING AND OTHER DATA
Membership (unaudited):
  Risk members:(8)
    Commercial members............   599,218    622,942    1,000,699    1,010,282    1,170,239    1,059,795    1,260,942
    Medicaid/Medicare+Choice
      members.....................   141,889    142,881      166,342      215,123      266,379      254,482      271,626
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
        Total risk members........   741,107    765,823    1,167,041    1,225,405    1,436,618    1,314,277    1,532,568
  Non-risk members(8).............   152,969    148,910      218,273      237,968      276,416      236,818      319,242
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
  Total members(9)................   894,076    914,733    1,385,314    1,463,373    1,713,034    1,551,095    1,851,810
Medical loss ratio(10)............     90.80%     86.07%       86.92%       86.10%       85.76%       85.55%       86.08%
Selling, general and
  administrative expense
  ratio(11).......................     15.62%     13.84%       13.83%       13.78%       12.70%       12.87%       12.08%
Adjusted EBITDA(12)...............  $(35,105)   $43,354      $78,341     $101,704     $120,665      $88,204     $117,498
Adjusted EBITDA margin(13)........     (3.28)%     3.46%        3.66%        4.64%        4.56%        4.61%        4.96%
Ratio of earnings to fixed
  charges(14)(15).................        --         --           --         26.2x          --           --           --
Cash flows provided by (used in):
  Operating activities............   $34,565    $22,261      $68,444    $(11,130)     $105,442      $19,401     $107,097
  Investing activities............   (44,482)    49,951      225,975     (156,890)     (89,790)     (83,533)    (120,139)
  Financing activities............    31,436     (3,879)     (43,075)       2,773          501       (2,622)      (6,868)



                                                                   AS OF DECEMBER 31,                           AS OF
                                               ----------------------------------------------------------   SEPTEMBER 30,
                                                 1996       1997        1998         1999         2000          2001
                                               --------   --------   ----------   ----------   ----------   -------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA
Total cash and investments(16)...............  $168,423   $240,091   $  614,583   $  614,603   $  752,450    $  892,232
Available cash and investments(17)...........    16,500     28,600       96,817       61,118       79,083        96,185
Total assets.................................   448,945    487,182    1,091,228    1,081,583    1,239,036     1,393,594
Medical claims payable.......................   146,082    118,022      330,743      308,095      388,051       443,367
Long-term debt (including current
  maturities)................................    93,759     44,442          986           --           --            --
Stockholders' equity.........................   100,427    117,818      436,539      480,385      600,430       668,745


---------------


 (1) Statements of operations and earning per share data includes the results of operations of certain health plans acquired from Principal beginning April 1, 1998, the date of their acquisition.



 (2) Represents the charge associated with the reserve established for the closure of our Indiana health plan.


 (3) Represents charges (benefits) associated with the reserve established for medical and other costs under the global capitation agreement with Allegheny Health, Education and Research Foundation. See Note D of the notes to our consolidated financial statements.

 (4) Represents costs incurred in connection with the acquisition of certain health plans from Principal.


 (5) Represents transition gain, net of tax, as a result of a change in accounting principle under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," related to one financial instrument classified as derivative in nature. See Note A of the notes to our consolidated financial statements.



 (6) Restated to comply with SFAS No. 128, "Earnings Per Share."



 (7) Consists of plan shutdown expense, AHERF charge, merger costs and cumulative effect of change in accounting principle described in footnotes 2 through 5 above, net of tax.

 (8) Risk members are members in our underwritten products. Non-risk members are members in our non-underwritten products.

 (9) Includes 28,030 and 23,434 members for the years ended December 31, 1998 and 1999, respectively, for plans sold or shutdown subsequent to such years.

(10) Represents medical expense as a percentage of managed care premiums.

(11) Represents selling, general and administrative expense as a percentage of total operating revenues.

(12) Represents operating earnings (loss), plus other income, net, before depreciation and amortization expense, plan shutdown expense, AHERF charge and merger costs. Adjusted EBITDA is not a measure of performance under accounting principles generally accepted in the United States. Adjusted EBITDA should not be considered a substitute for cash flow from operations, net earnings or other measures of performance as defined by accounting principles generally accepted in the United States or as a measure of our profitability or liquidity. Adjusted EBITDA does not give effect to the cash we must use to service our debt, if any, or pay our income taxes and thus does not reflect the funds actually available for capital expenditures or other discretionary uses. Our presentation of Adjusted EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the method of calculation. The following table reconciles operating earnings (loss) as determined in accordance with accounting principles generally accepted in the United States to Adjusted EBITDA:

                                                                                                    NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                              ---------------------------------------------------   ------------------
                                                1996      1997       1998       1999       2000      2000       2001
                                              --------   -------   --------   --------   --------   -------   --------
        Operating earnings (loss)...........  $(91,346)  $ 5,739   $(36,195)  $ 47,855   $ 62,515   $38,850   $ 64,101
        Other income, net...................    13,379    24,880     27,251     29,906     39,553    29,078     33,988
        Depreciation and amortization
          expense...........................    42,862    12,735     25,793     28,205     27,026    20,276     19,409
        Plan shutdown expense...............        --        --         --      2,020         --        --         --
        AHERF charge........................        --        --     55,000     (6,282)    (8,429)       --         --
        Merger costs........................        --        --      6,492         --         --        --         --
                                              --------   -------   --------   --------   --------   -------   --------
        Adjusted EBITDA.....................  $(35,105)  $43,354   $ 78,341   $101,704   $120,665   $88,204   $117,498
                                              ========   =======   ========   ========   ========   =======   ========

(13) Represents Adjusted EBITDA as a percentage of total operating revenues plus other income, net.


(14) For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized plus amortization of premiums, discounts and capitalized expenses related to indebtedness.



(15) Our earnings were insufficient to cover our fixed charges for the years ended December 31, 1996, 1997 and 1998 by $97,603, $4,536 and $44,761,
     respectively. We did not have any fixed charges for the year ended December 31, 2000 or the nine months ended September 30, 2000 and 2001. Therefore, the ratio is not calculated for those periods.



(16) Represents cash and cash equivalents, short-term investments and long-term investments.



(17) Represents that portion of total cash and investments available for general corporate uses, excluding all the funds held by our HMO and insurance company subsidiaries that are subject to regulation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, which begin on page F-1 of this prospectus.

GENERAL OVERVIEW


     We are a leading publicly-traded managed health care company with approximately 1.85 million members. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which our members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including health maintenance organizations
(HMOs), preferred provider organizations (PPOs) and point of service (POS) plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for the access to our provider networks and the management services we provide, but we do not have underwriting risk.


REVENUES


     We generate revenues from managed care premiums and management services. Our managed care premiums are derived from our commercial risk products and our government programs (consisting of Medicaid and Medicare+Choice programs). Our commercial managed care premium revenues are comprised of premiums from our commercial HMO products and flexible provider products, including PPO and POS products. For the nine months ended September 30, 2001, we derived approximately 75% and 23%, respectively, of our total operating revenues and approximately 66% and 21%, respectively, of our gross operating margin from our commercial risk products and government programs. We define gross operating margin as our total operating revenues, less medical expense, expressed as a percentage of our total operating revenues.


     Our management services revenues consist of fees from our commercial non-risk products. A significant portion of our management services revenue in 1998 and 1999 was derived from the health plans acquired from Principal on April 1, 1998. We recognized management services revenue in 1998 and 1999 under a Marketing Services Agreement, Management Services Agreement and PPO Access Agreement with Principal. These agreements have either expired or were terminated as of December 31, 1999. For the nine months ended September 30, 2001, we derived approximately 2% of our total operating revenues and approximately 13% of our gross operating margin from our commercial non-risk products.

     We derive other income, net primarily from interest income earned on our investments that we maintain in accordance with regulatory requirements. Our other income, net consists of interest income, net of investment management and bank fees, and gains and losses realized on the sale or other disposition of assets.

EXPENSES

     Our primary operating expenses are medical expense, selling, general and administrative expense and depreciation and amortization expense. Our medical expense includes medical claims paid under contractual relationships with a wide variety of providers and capitation payments. Medical expense also includes an estimate of claims incurred but not reported or "IBNR." In determining our IBNR liabilities, we employ plan by plan standard actuarial reserve methods that are specific to the plan's membership, product characteristics, geographic territories and provider network. We also consider utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. Estimates are reviewed by our underwriting, finance and accounting personnel and other appropriate plan and corporate personnel. Judgments are then made as to the necessity for reserves in addition to the estimated amounts. Changes in assumptions for medical costs caused by changes in actual experience, changes in the delivery system, changes in pricing due to ancillary capitation and fluctuations in the claims backlog could cause these estimates to change in the near term. We continually monitor and review our IBNR reserves, and as actual settlements are made or accruals adjusted, reflect these differences in current operations. We currently believe that our estimates for IBNR liabilities are adequate to satisfy our ultimate medical claims liability after all medical claims have been reported.


     In addition to the procedures for determining reserves as discussed above, we review the actual payout of claims relating to prior period accruals. Medical costs are affected by a variety of factors, including the severity and frequency of claims. These factors are difficult to predict and may not be entirely within our control. We continually refine our actuarial practices to incorporate new cost events and trends.

ACQUISITIONS AND DISPOSITIONS

     Since January 1, 1998, we have increased our membership from approximately 900,000 members to approximately 1.85 million members through membership growth at existing plans and acquisitions of health plans in both our existing markets and in new markets. Our acquisition strategy is to acquire plans that we believe will benefit from our management expertise and provide opportunities for improved operations and cost savings through operating synergies and economies of scale. From time to time, we also have disposed of health plans that did not fit our long-term strategic plans. The following discussion summarizes our acquisition of the health plans from Principal in April 1998 and the subsequent disposition of some of those plans, as well as other acquisitions that we have completed since January 1, 1998.

  PRINCIPAL HEALTH PLANS


     Effective April 1, 1998, we acquired certain health plans from Principal for a total purchase price of approximately $330.2 million, including transaction costs of approximately $5.7 million. The acquired plans were located in Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Missouri, Nebraska, North Carolina, Pennsylvania and South Carolina. We accounted for the acquisition using the purchase method of accounting and, accordingly, the operating results of the acquired plans have been included in our consolidated financial statements since the date of acquisition. The purchase price consisted of 25,043,704 shares of our common stock. In addition, we issued a warrant valued at $25.0 million to Principal that grants it the right to acquire additional shares of our common stock to prevent its ownership interest in our company from being diluted in the event options to purchase our common stock outstanding as of the time of the transaction are exercised. The warrant is included as a component of additional paid-in capital in our consolidated financial statements. As of September 30, 2001, Principal had exercised a portion of the warrant and purchased 59,783 shares of our common stock.



     Concurrently with the closing of the Principal transaction, we entered into a Renewal Rights Agreement and a Coinsurance Agreement with Principal to manage some of Principal's indemnity health insurance policies in the markets where we do business and, on December 31, 1999, to offer to renew the policies in force at that time. Effective June 1, 1999, we amended these agreements with Principal and waived our rights to reinsure and renew Principal's health indemnity insurance business located in our service area. We received $19.8 million in cash in exchange for waiving these rights. At the date of the amendment, the Renewal Rights and Coinsurance Agreements had a net book value of $19.7 million, resulting in a gain of $100,000.

     At the Principal closing, we also entered into a License Agreement, Marketing Services Agreement and Management Services Agreement with Principal. All three agreements expired on December 31, 1999. Pursuant to the latter two agreements, we recognized revenue of approximately $23.0 million and $25.5 million for 1998 and 1999, respectively. We no longer receive revenue under these agreements.


     As part of the acquisition, we assumed an agreement with Principal whereby Principal pays a fee for access to our PPO network based on a fixed rate per employee entitled to access the PPO network. Effective June 1, 1999, we sold the Illinois portion of our PPO network back to Principal. Under this agreement, we recognized revenue of approximately $12.0 million and $8.0 million for 1998 and 1999, respectively.


     Effective November 30, 1998, we sold our subsidiary, Principal Health Care of Illinois, Inc., for $4.3 million in cash. The Illinois health plan accounted for approximately 56,000 risk members and 2,400 non-risk members as of November 30, 1998. On December 31, 1998, we sold our subsidiary, Principal Health Care of Florida, Inc., for $95.0 million in cash. The Florida health plan accounted for approximately 156,000 risk members and 5,500 non-risk members as of December 31, 1998. The proceeds from both sales were used to retire then outstanding bank indebtedness, to improve the capital position of our subsidiaries and for other general corporate purposes. Given the short time period between the respective acquisition and sale dates and the lack of events or other evidence that would indicate differing values, we did not recognize a gain or loss on the sales of the Florida and Illinois health plans, as we considered the sale prices to be equivalent to the fair values allocable to these plans at the date of their acquisition from Principal in April 1998.


     In connection with the acquisition of the Principal health plans and the sales of the Florida and Illinois plans, we established reserves of approximately $33.0 million for the estimated transition costs of the Principal health plans. These reserves were comprised primarily of severance costs related to involuntary terminations of former Principal employees, relocation costs of former Principal personnel, lease termination costs and contract termination costs. Through December 31, 2000, we had expended the entire $33.0 million related to these reserves.


     In the fourth quarter of 1999, we notified the Indiana Department of Insurance of our intention to close our subsidiary, Coventry Health Care of Indiana, Inc., formerly Principal Health Care of Indiana, Inc. As of December 31, 2000, the health plan had no remaining members in the state. As a result of the anticipated costs associated with exiting the Indiana market, we recorded a reserve of $2.0 million in the fourth quarter of 1999. We had expended approximately $1.3 million as of December 31, 2000 and closed the plan in the fourth quarter of 2000.



     In the fourth quarter of 1999, each of the former Principal health plans changed the word "Principal" in its name to "Coventry." All aspects of the health plans' operations, such as member coverage and access, remained unchanged.

  OTHER ACQUISITIONS


     Since January 1, 1998, we have acquired nine managed health care plans (or the membership of managed care plans) in addition to the health plans acquired from Principal. We funded each of these acquisitions with cash flow from operations. The following table sets forth information with respect to each of the acquired plans.


   EFFECTIVE DATE OF                                                                    MEMBERSHIP AT DATE
      ACQUISITION                 NAME               TYPE OF PLAN         MARKET          OF ACQUISITION
-----------------------  -----------------------    ---------------    -------------    ------------------
October 1, 1999          Carelink Health Plans,     Commercial and     West Virginia          57,251
                         Inc.                       Medicaid
November 1, 1999         Kaiser Foundation          Commercial         North                  24,667
                         Health Plan of North                          Carolina
                         Carolina
February 1, 2000         PrimeONE, Inc.             Commercial         West Virginia          19,550
February 1, 2000         Prudential Health Care     Medicaid           St. Louis              11,800
                         Plan, Inc.
August 1, 2000           Maxicare Louisiana,        Commercial and     Louisiana              14,017
                         Inc.                       Medicare+Choice
October 2, 2000          WellPath Community         Commercial and     North                 140,712
                         Health Plans, LLC          Medicare+Choice    Carolina
January 1, 2001          Health Partners of the     Commercial         St. Louis              75,316
                         Midwest
April 2, 2001            Kaiser Foundation          Commercial and     Kansas City            52,673
                         Health Plan of Kansas      Medicare+Choice
                         City, Inc.
September 1, 2001        Blue Ridge Health          Commercial         Virginia              108,931
                         Alliance, Inc.

RESULTS OF OPERATIONS

  OPERATING RATIOS

     The following table sets forth, for the periods indicated, the components of our consolidated statements of operations expressed as a percentage of total operating revenues:

                                                                            NINE MONTHS
                                                                               ENDED
                                             YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                            --------------------------    ---------------
                                             1998      1999      2000     2000      2001
                                            ------    ------    ------    -----     -----
Operating revenues:
  Managed care premiums...................   96.4%     96.3%     98.2%     98.2%     98.0%
  Management services.....................    3.6%      3.7%      1.8%      1.8%      2.0%
                                            -----     -----     -----     -----     -----
          Total operating revenues........  100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Medical expense.........................   83.7%     82.9%     84.2%     84.0%     84.3%
  Selling, general and administrative
     expense..............................   13.8%     13.8%     12.7%     12.9%     12.1%
  Depreciation and amortization expense...    1.2%      1.3%      1.0%      1.0%      0.9%
  Plan shutdown expense...................     --       0.1%       --        --        --
  AHERF charge............................    2.6%     (0.3)%    (0.3)%      --        --
  Merger costs............................    0.4%       --        --        --        --
                                            ------    ------    ------    -----     -----
          Total operating expenses........  101.7%     97.8%     97.6%     97.9%     97.3%
Operating earnings (loss).................   (1.7)%     2.2%      2.4%      2.1%      2.7%
Other income, net.........................    1.3%      1.4%      1.5%      1.5%      1.5%
Interest expense..........................   (0.4)%    (0.1)%      --        --        --
                                            ------    ------    ------    -----     -----
Earnings (loss) before income taxes.......   (0.8)%     3.5%      3.9%      3.6%      4.2%
Net earnings (loss).......................   (0.6)%     2.0%      2.4%      2.1%      2.6%

  COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2001 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000


     Managed care premiums revenues increased $433.8 million, or 23.4%, to $2.3 billion for the nine months ended September 30, 2001 from $1.9 billion for the 2000 period. Approximately half of the increase was attributable to acquisitions and the remainder was attributable to rate increases and membership growth at existing plans. The increase in managed care premiums revenues from acquisitions was primarily a result of the purchase of WellPath Community Health Plans, LLC in the fourth quarter of 2000, the membership purchases of Health Partners of the Midwest and Kaiser Foundation Health Plan of Kansas City, Inc. in the first and second quarters of 2001, respectively, and the purchase of Blue Ridge Health Alliance, Inc. effective September 1, 2001. The increase in rates was due primarily to commercial rate increases, including average rate increases in excess of 12.5% on first quarter renewals and 17.0% on second and third quarter renewals. Average commercial premiums for the nine months ended September 30, 2001 increased by an average of $16.24 per member per month, or 11.2%, from the 2000 period to $161.66 per member per month. Average total premiums for the nine months ended September 30, 2001 increased by an average of $11.65 per member per month, or 7.2%, from the 2000 period to $173.67 per member per month. The total average premiums were negatively affected by the decline in Medicare+Choice membership in our St. Louis market as a result of pricing and benefit changes effective January 2001 in our Medicare+Choice product designed to improve the profitability of that product.



     Management services revenues increased $12.7 million, or 37.0%, to $47.0 million for the nine months ended September 30, 2001 from $34.4 million for the 2000 period. This increase was due primarily to the increase in membership in non-risk products as a result of the acquisition of WellPath Community Health Plans, LLC and the commercial membership of Health Partners of the Midwest.


     Medical expense increased $383.1 million, or 24.2%, to $2.0 billion for the nine months ended September 30, 2001 from $1.6 billion for the 2000 period. Approximately half of the increase was due to acquisitions and the remaining change was attributable to membership growth in existing plans and increased health care costs and utilization. The increase in medical expense associated with acquisitions had a negative impact on our medical loss ratio causing a 0.5% increase to 86.1% in the 2001 period from 85.6% in 2000. Excluding our four most recent acquisitions, which have not had sufficient time to realize the benefits of our pricing changes and medical management programs, the medical loss ratio would have been 84.8% for the nine months ended September 30, 2001, an improvement of 0.8% over the 2000 period.

     Selling, general and administrative expense increased $39.0 million, or 16.1%, to $281.9 million for the nine months ended September 30, 2001 from $242.9 million in the 2000 period, primarily due to acquisitions. Selling, general and administrative expense as a percentage of total operating revenues decreased to 12.1% for the nine months ended September 30, 2001 from 12.9% in the 2000 period. The decrease in selling, general and administrative expense as a percentage of total operating revenues was attributable primarily to the premium rate increases discussed above and to acquisitions, which required minimal incremental selling, general and administrative expense.

     Depreciation and amortization expense decreased $867,000, or 4.3%, to $19.4 million for the nine months ended September 30, 2001 from $20.3 million in the 2000 period. This decrease resulted primarily from certain assets becoming fully depreciated.

     Other income, net increased $4.9 million, or 16.9%, to $34.0 million for the nine months ended September 30, 2001 from $29.1 million in the 2000 period. The increase in other income, net was due primarily to the increase in investment income as a result of an increase in the amount of our short-term and long-term investments compared to the 2000 period.

     Our provision for income taxes increased $9.9 million, or 36.0%, to $37.4 million for the nine months ended September 30, 2001 from $27.5 million for the 2000 period as a result of our increase in operating earnings and other income, net.

  COMPARISON OF 2000 TO 1999


     Managed care premiums revenues increased $474.9 million, or 22.8%, to $2.6 billion for 2000 from $2.1 billion for 1999 as a result of rate increases and an increase in membership in existing plans and as a result of acquisitions. The increase in managed care premiums revenues was attributable primarily to an average premium rate increase of $12.31 in 2000 on a per member per month basis to $163.14 per member per month. Acquisitions occurring in the fourth quarter of 1999 and in the first, third and fourth quarters of 2000 also contributed to the increase in managed care premiums revenues. Membership, and thus premium revenues, in the Medicare+Choice and Medicaid programs continued to grow in 2000 as a result of acquisitions and growth in existing plans. More than half of the increase in governmental program membership came from growth in existing markets.



     Management services revenues decreased $32.3 million, or 40.3%, to $48.0 million for 2000 from $80.3 million for 1999 as a result of the expiration of our PPO Access, Marketing Services and Management Services Agreements with Principal.


     Medical expense increased $400.2 million, or 22.3%, to $2.2 billion for 2000 compared to $1.8 billion for 1999 due almost equally to the additional expenses associated with acquisitions and increased health care costs and utilization. Despite the increase in medical expense, our medical loss ratio decreased 0.3% to 85.8% for 2000 from 86.1% for 1999 due to medical expense increasing at a slower rate than premiums.

     Selling, general and administrative expense increased $33.0 million, or 11.1%, to $330.9 million for 2000 from $297.9 million for 1999, due primarily to the additional expense associated with the acquisition of the Carelink, PrimeONE, Maxicare and WellPath health plans. Selling, general and administrative expense, as a percentage of total operating revenues, decreased to 12.7% for 2000 compared to 13.8% for 1999 due to improved operational efficiencies resulting from the completion of the consolidation of 18 service centers into four regional service centers and continued management scrutiny of administrative expenses.

     Depreciation and amortization expense decreased $1.2 million, or 4.2%, to $27.0 million for 2000 from $28.2 million for 1999 due primarily to intangible assets relating to the acquisition of health plans from Principal that were fully amortized by the end of 1999. The decrease in intangible asset amortization was partially offset by an increase in amortization of goodwill relating to acquisitions and an increase in computer software and hardware depreciation.

     In 1999, we recorded a charge of $2.0 million for a reserve established for the closure of our Indiana health plan.

     In 1998, we established a $55.0 million reserve for medical and other costs under our global capitation agreement with Allegheny Health, Education and Research Foundation, a service provider that covered approximately 250,000 of our members, which filed for bankruptcy protection in 1998. In 1999, we reached a settlement with certain health care providers relating to claims for medical services provided to our members that were covered by AHERF. As a result of this settlement, we released $4.3 million and $6.3 million of the reserve in 2000 and 1999, respectively. In 2000, we recovered $4.1 million in connection with AHERF's bankruptcy proceedings. See Note D of the notes to our consolidated financial statements.

     Other income, net, net of interest expense, increased $11.4 million, or 40.5%, to $39.6 million for 2000 from $28.1 million for 1999 due to increased investment income resulting from an increase in the amount of our short-term and long-term investments. We incurred no interest expense in 2000 due to the extinguishment of all outstanding debt in 1999. In 1999, we incurred interest expense of $1.8 million.

     Our provision for income taxes increased $8.2 million, or 25.0%, to $40.7 million for 2000 from $32.6 for 1999 as a result of our increase in operating earnings and other income, net.

  COMPARISON OF 1999 TO 1998


     Managed care premiums revenues increased $48.7 million, or 2.4%, to $2.1 billion for 1999 from $2.0 billion for 1998 due primarily to the additional revenue resulting from the acquisition of Carelink Health

Plans, Inc. in West Virginia and the membership of Kaiser Foundation Health Plan of North Carolina in the fourth quarter of 1999, as well as an increase in Medicare+Choice and Medicaid membership of 34,345, or 20.6%, in existing markets. In addition to the increase in membership in our risk products, premiums increased by an average of $9.00, or 6.3%, for 1999 to $150.83 per member per month as a result of rate increases. Our Medicare+Choice and Medicaid membership increased in existing markets as a result of expanded programs. In our existing plans, the increase in Medicare+Choice and Medicaid membership was offset by a decrease in commercial membership of 57,321, or 5.7%. Our commercial membership decreased, primarily in the western Pennsylvania market, as a result of the disruption caused by the bankruptcy filing of Allegheny Health, Education and Research Foundation and the conversion of a large group from a commercial risk product to a non-risk product. Membership also decreased in other markets as a result of our efforts to adhere to a strict pricing discipline.



     Management services revenues increased $3.3 million, or 4.3%, to $80.3 million for 1999 from $77.0 million for 1998 due primarily to an increase in non-risk membership of 19,695, or 9.0%, including the conversion of a large group from a commercial risk product to a non-risk product.


     Medical expense increased $25.3 million, or 1.4%, to $1.8 billion for 1999 due primarily to the additional expenses associated with the acquisition of Carelink Health Plans, Inc. in West Virginia and the membership of Kaiser Foundation Health Plan of North Carolina. Exclusive of the Carelink and Kaiser Foundation acquisitions, medical expense decreased $4.0 million. Our medical loss ratio decreased 0.8% to 86.1% for 1999 from 86.9% for 1998 due to premium rate increases, which were a result of our efforts to maintain a strict pricing discipline.

     Selling, general and administrative expense increased $6.0 million, or 2.1%, to $297.9 million for 1999 from $291.9 million for 1998 due primarily to additional expense associated with the acquisition of Carelink Health Plans, Inc. and our consolidation of 18 service centers into four regional service centers. Selling, general and administrative expense, as a percentage of total operating revenues, remained unchanged at 13.8% for 1999. As part of our effort to control costs and improve customer service, in 1998, we began transferring some of our operating activities, such as customer service, claims processing, billing and enrollment, to regional service centers.

     Depreciation and amortization expense increased $2.4 million, or 9.4%, to $28.2 million for 1999 from $25.8 million for 1998 primarily as a result of the depreciation related to the net capital expenditures of $14.7 million in 1999 and the additional amortization related to the intangible assets recorded in connection with the acquisition of certain health plans from Principal in April 1998.


     In 1999, we recorded a charge of $2.0 million for a reserve established for the closure of our Indiana health plan.


     In 1998, we established a reserve of $55.0 million for medical and other costs under our global capitation agreement with AHERF, as discussed above. In 1999, we released $6.3 million of the reserve. See Note D of the notes to our consolidated financial statements.

     In 1998 we recorded merger costs of $6.5 million in connection with our acquisition of certain health plans from Principal in April 1998.

     Other income, net, net of interest expense, increased $9.5 million, or $50.6%, to $28.1 million for 1999 from $18.7 million for 1998 due primarily to a reduction in interest expense resulting from the reduction of debt and an increase in investment income resulting from the increase in invested assets subsequent to the acquisition of the Principal health plans.

     Our provision for income taxes was $32.6 million for 1999, compared to a benefit from income taxes of $5.8 million for 1998. This change was a direct result of earnings before income taxes of $76.0 million for 1999, compared to losses before income taxes of $17.5 million for 1998.

LIQUIDITY AND CAPITAL RESOURCES


     Our total cash and investments, consisting of cash and cash equivalents and short term and long term investments, but excluding deposits of $22.4 million restricted under state regulations, was $869.8 million at September 30, 2001, an increase of $139.8 million from $730.1 million at December 31, 2000. The increase was attributable primarily to the cash inflow from operating activities and cash and investments acquired from acquisitions, reduced by payments for the repurchase of stock, payments for acquisitions, and payments for capital expenditures.


     Net cash provided by operating activities was $107.1 million for the nine months ended September 30, 2001 as compared to $19.4 million for the 2000 period. The increase in cash provided by operating activities was due to an increase in net earnings of $21.1 million, an increase in medical claims liabilities of $32.9 million as a result of an increase in revenues and the timing of the payment or medical claims, and an increase in deferred revenue related primarily to the timing of Medicare premium payments of $36.6 million.


     Net cash provided by operating activities was $105.4 million for 2000 as compared to net cash used in operating activities of $11.1 million for 1999. This $116.5 million improvement was primarily a result of $52.6 million in claims runout in 1999 for the Florida and Illinois plans that were sold in 1999, compared with minimal claims runout paid in 2000. This improvement was also a result of an increase in net earnings of $17.9 million, an increase in accounts payable and other accrued liabilities of $17.8 million and an increase in other long-term liabilities of $8.2 million.



     Net cash used in investing activities was $120.1 million for the nine months ended September 30, 2001 as compared to $83.5 million for the 2000 period. The increase in cash used in investing activities was due to an increase in cash placed in short term and long term investments, net of sales of short term and long term investments, of $73.4 million, offset by cash acquired in acquisitions, primarily QualChoice of Virginia Health Plan, Inc., of $42.2 million.



     Net cash used in investing activities was $89.8 million for 2000 as compared to $156.9 million for 1999. The decrease in cash used in investing activities was due to an increase in sales of short term and long term investments, offset by an increase in cash placed in short term and long term investments. In 1999, more cash was placed in short term and long term investments due to the implementation of an investment management program following the acquisition of certain health plans from Principal.


     Net cash used in financing activities was $6.9 million for the nine months ended September 30, 2001 as compared to $2.6 million for the 2000 period. The increase in cash used in financing activities was due to an increase in repurchases of our common stock, offset by an increase in cash received upon the exercise of stock options and warrants.

     Net cash provided by financing activities was $501,000 for 2000 as compared to $2.8 million for 1999. The decrease in cash provided by financing activities was due primarily to an increase in repurchases of our common stock.


     Our investment guidelines provide for investment grade fixed income instruments in order to provide short term liquidity and minimize the risk to principal. We believe that since our long term investments are available-for-sale, the amount of such investments should be considered as part of our current assets when assessing our working capital and liquidity. On this basis, current assets plus long term investments available-for-sale less current liabilities improved to $356.6 million at September 30, 2001 from $285.9 million at December 31, 2000.



     As discussed below, our HMO subsidiaries and our insurance company subsidiary, Coventry Health and Life Insurance Company, are subject to various state laws and regulations that limit their ability to pay dividends or make other distributions or payments to Coventry Health Care, Inc. Coventry Health and Life offers managed care products, primarily PPO and POS products, in conjunction with our HMO subsidiaries in states where HMOs are not permitted to offer certain types of health care benefits. Coventry Health and Life does not offer traditional indemnity insurance.

     All of our HMO and insurance company subsidiaries are subject to state statutory risk-based or other net worth-based capital requirements that are based upon asset risks, insurance risks, interest rate risks and other relevant risks associated with the subsidiaries' business. These statutory capital requirements are determined annually, generally based upon our subsidiaries' statutory net worth as of December 31 of each year. The states that have enacted risk-based capital requirements require that the HMO and insurance company subsidiaries maintain statutory reserves at or above the "Company Action Level," which is equal to 200% of their risk-based capital (or 250% in the case of our insurance company subsidiary). The states that have enacted other net worth-based capital requirements generally impose lower capital requirements than risk-based requirements. All of our subsidiaries subject to capital requirements currently meet or exceed the required levels. As a result of membership growth or unprofitable operations at our plans, we may be required to make capital contributions to certain of our subsidiaries from time to time. Based upon our subsidiaries' current business and prospects, we currently do not believe that any such capital contributions will have a material adverse effect on our liquidity. Although not all the states in which we operate have imposed the risk-based capital requirements, based on our subsidiaries' statutory net worth at December 31, 2000, 200% of risk-based capital was an aggregate of $180.2 million for all of our HMO subsidiaries and 250% of risk-based capital was $6.4 million for our insurance company subsidiary. The total surplus in excess of 200% of risk-based capital for all of our HMO subsidiaries based on our subsidiaries' statutory net worth at December 31, 2000 was approximately $76.2 million at September 30, 2001 as compared to $41.1 million at December 31, 2000. The increase is primarily due to income from 2001 and from capital contributions made by us to our HMO subsidiaries in order to comply with the newly adopted risk-based capital policies or to prevent the impairment of the subsidiaries' net worth, and offset by dividends paid to our parent company. Based upon its statutory net worth at December 31, 2000, our insurance company subsidiary had excess surplus of approximately $18.1 million and $7.9 million at September 30, 2001 and December 31, 2000, respectively. The improvement is primarily due to the subsidiary's net income for 2001. Our subsidiaries' ability to dividend surplus in excess of 200% of risk-based capital in those states that have such policies may be restricted by other legal and financial tests imposed by regulations in those states.



     Excluding all the funds held by our HMO and insurance company subsidiaries that are subject to regulation, we had cash and investments of approximately $96.2 million and $79.1 million at September 30, 2001 and December 31, 2000, respectively, which are available to make interest or principal payments on the senior notes or any other debt that we may have, to make loans to or investments in subsidiaries, to fund acquisitions and for general corporate purposes. We also have agreed with certain of our subsidiaries and regulators to provide additional capital if necessary to ensure that the subject subsidiaries meet the applicable capital requirements.


     Projected capital investments in 2001 of approximately $10.0 million consist primarily of computer hardware, software and related equipment costs associated with the development and implementation of improved operational and communications systems. As of September 30, 2001, approximately $5.5 million had been spent. For 2002, we expect to invest approximately $13.0 million in capital investments.


     The United States Department of Health and Human Services has issued rules, as mandated by the Health Insurance Portability and Accountability Act of 1996, which, among other things, impose security and privacy requirements with respect to individually identifiable patient data, including a member's transactions with health care providers and payors, as well as requirements for the standardization of certain electronic transaction code sets and provider identifiers. The privacy standards were issued on December 28, 2000, and the final privacy regulations became effective on April 14, 2001. The compliance date is April 14, 2003. As of September 30, 2001, we had spent $525,000 on compliance matters. We spent approximately $350,000 in the fourth quarter of 2001 and anticipate spending approximately $2.1 million in 2002, approximately $750,000 of which we expect will be capitalized, related to our compliance with the electronic transaction code sets and provider identifier standards. We have not fully assessed the additional financial impact related to our required compliance with security and patient information privacy standards.

     We believe that our cash flows generated from operations, cash and cash equivalents and short-term and long-term investments will be sufficient to fund our existing operations and expected capital expenditures at least through December 31, 2002.

SHARE AND WARRANT REPURCHASES

     On December 20, 1999, we announced a program to repurchase up to 5% of our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions. We purchased 55,396, 826,200 and 679,600 shares of our common stock in the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2001, respectively, at an aggregate cost of $400,000, $6.4 million and $9.4 million, respectively. We had 65.5 million shares of common stock outstanding as of September 30, 2001.


     Concurrently with this offering of common stock, we are offering our senior notes, the net proceeds of which, and cash on hand, we will use to purchase, from Principal, shares of our common stock and a warrant to purchase shares of our common stock. The closing of this offering of common stock is conditioned upon the substantially concurrent closing of the offering of the senior notes and the purchase, from Principal, of the shares of our common stock and the warrant. In connection with this offering, Principal has granted the underwriters the option to acquire up to 1,050,000 additional shares of common stock to cover over-allotments. In the event the underwriters do not fully exercise their option, we have agreed to purchase from Principal any shares that the underwriters do not purchase at the public offering price. We may incur additional indebtedness or use available cash to fund the purchase price for those shares.


NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (the "FASB") issued two Statements of Financial Accounting Standards ("SFAS"). The first statement, SFAS No. 141 -- "Business Combinations," requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. This statement concludes that virtually all business combinations are acquisitions, thus should be accounted for in the same way that other asset acquisitions are accounted for -- based on the values exchanged. Therefore, the pooling-of-interest method of accounting for business combinations for registrants is prohibited. We historically have used the purchase method of accounting for business combinations, and, therefore, management believes we will not be significantly affected by the implementation of this statement.


     The second statement, SFAS No. 142 -- "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. SFAS No. 142 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, noncompete agreements, and customer lists. Intangible assets that have indefinite lives will not be amortized, but instead will be subject to an impairment test. We adopted SFAS No. 142 for the fiscal year beginning January 1, 2002 with the exception that goodwill and intangible assets acquired after June 30, 2001 will not be subject to amortization. We believe our amortization expense will decrease in future periods as a result of SFAS No. 142. Amortization expense related to goodwill that will no longer be amortized as a result of SFAS No. 142 was $6.1 million for the nine months ended September 30, 2001. In future periods, we will assess goodwill for impairment and write-down goodwill in periods in which impairment is determined to have occurred.


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. In June 1999, the FASB also issued SFAS No. 137, which deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS

No. 138, which amends SFAS No. 133 with respect to specific hedging risks, foreign-currency-denominated assets and liabilities and intercompany derivatives. Effective January 1, 2001, we adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, we recorded a transition gain of $900,000, net of tax, at December 31, 2000, in the first of quarter 2001 related to one financial instrument classified as derivative in nature.


INFLATION

     In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We cannot assure you that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

                                    BUSINESS

OVERVIEW

     We are a leading publicly-traded managed health care company with approximately 1.85 million members. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. Our health plans generally are located in small to mid-sized metropolitan areas. We believe that most of our health plans have strong competitive positions in our markets. Based on the number of HMO members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets.

     We operate our health plans with a local focus and the management expertise, resources and economies of scale of a large, well-established and well-capitalized company. We believe the delivery of health care benefits and services is best managed on a market-by-market basis. Each of our health plans operates under its local market name and has local management, sales and marketing, medical management, contracting and provider relations personnel that design and manage health benefits to meet the needs of our individual markets. We believe that our local focus enables us to adapt our products and services to the needs of individual markets, react quickly to changes in our markets and maintain strong relationships with our employer customers, members and health care providers. We operate four regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans at the corporate level, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our plans. Our corporate office also monitors the medical management policies of our plans and assists our plans in implementing disease management programs, quality assurance programs and other medical management tools. We believe our centralization of certain administrative functions at the corporate and regional levels gives us a competitive advantage over local market health plans that lack our resources.


     We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members and the extent to which our members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including health maintenance organizations (HMOs), preferred provider organizations (PPOs) and point of service (POS) plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products to employers that self-insure employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for access to our provider networks and the management services we provide, but we do not have underwriting risk.


     We are singularly focused on managed health care. We do not offer separate plans for ancillary products and services, such as workers' compensation, life, dental or vision benefits. We believe this singular focus allows us to execute better on the fundamentals and details of our business.

OUR OPERATING AND GROWTH STRATEGY

     During the last several years, we have grown through increased membership in our existing plans and through acquisitions. From 1998 to 2000, we experienced compound annualized membership, revenue and

Adjusted EBITDA growth of 11.2%, 11.1% and 24.1%, respectively. The key elements of our operating and growth strategy include:

  MAINTAINING LEADING POSITIONS IN OUR MARKETS

     We operate health plans with strong competitive positions in most of our markets. Based on the number of HMO members enrolled in our health plans as of January 1, 2001, we believe our health plans rank among the top two in six of our 13 markets and among the top three in eight of our markets. We believe our local focus enables us to compete effectively with large national competitors that operate in the markets we serve, and our management expertise, resources and economies of scale give us a competitive advantage over small, local market health plans. We believe the combination of our local strengths and our resources as a large company makes our plans attractive to employers and members, and thereby enhances our competitive positions in the markets in which we operate. We believe our strong market positions enable us to negotiate competitive contracts with providers and realize operating efficiencies.

  PURSUING STRATEGIC ACQUISITIONS

     The managed care industry continues to be highly fragmented, with approximately 560 health plans in operation in the United States during 2000. Our strategy is to acquire plans that we believe will benefit from our management expertise and provide opportunities for improved operations and cost savings through our management practices and economies of scale. During the last several years, we have acquired underperforming plans at attractive valuations relative to plans with superior operating performance. We believe that there will be additional acquisition opportunities in the future as a result of the continued consolidation of the managed care industry and the increasing difficulties small, local plans will face in competing with larger companies that have greater access to capital, superior information systems, lower administrative costs and more effective medical management techniques and management practices. We intend to continue to pursue acquisitions in our existing markets and in new markets as attractive opportunities arise.

  ACHIEVING MARGIN IMPROVEMENTS

     We typically have acquired health plans with poor operating performance. Following each acquisition, we undertake an extensive review of the rates, cost structure, provider arrangements and medical management practices of the acquired plan. Generally, we have been able to improve the operating margins of our acquired plans within six to 24 months after we have completed the acquisition through strict pricing discipline, improved provider arrangements, more effective medical management techniques and reductions in overhead costs resulting from operating efficiencies and our economies of scale. We believe that we can continue to improve the operating margins at our recently acquired plans as well as our other plans through continued pricing discipline, improvements in medical management techniques as well as additional operating efficiencies and economies of scale.

PRODUCTS

  COMMERCIAL RISK PRODUCTS


     We offer employers a full range of commercial risk products, including HMO, PPO and POS products. Recently, we also began offering defined contribution health plans under which employers pay for all or a portion of the health care plan premiums and contribute a fixed amount toward the employee's out-of-pocket health benefit costs. The employee can use the employer contribution to pay copayments, deductibles or the cost of certain non-covered benefits.



     We design our products to meet the needs and objectives of a wide range of employers and members and to comply with the regulatory requirements in the markets in which we operate. Our products vary with respect to the level of benefits provided, the costs to be paid by employers and members, including deductibles and copayments, and the extent to which our members' access to providers is subject to referral or preauthorization requirements. For the nine months ended September 30, 2001, we derived approximately 75% of our total operating revenues and approximately 66% of our gross operating margin from our commercial risk products. We define gross operating margin as our total operating revenues, less medical expense, expressed as a percentage of our total operating revenues.

     Our HMO products provide comprehensive managed health care benefits to members. In general, a fixed monthly enrollment fee covers all HMO services although some benefit plans require copayments or deductibles in addition to the basic enrollment fee. A primary care physician assumes overall responsibility for the care of a member, including preventive and routine medical care and referrals to specialists and consulting physicians. Although an HMO member's choice of providers is limited to those within the health plan's HMO network, the HMO member typically is entitled to coverage of a broader range of health care services than is covered by typical indemnity policies under which members are reimbursed for all of the covered costs of health care services.

     Our PPO and POS products also provide comprehensive managed health care benefits to members, but allow members to choose their health care providers at the time medical services are required and allow members to use providers that do not participate in our managed care networks. If a member chooses a non-participating provider, deductibles, copayments and other out-of-pocket costs to the member generally are higher than if the member chooses a participating provider. Premiums for our PPO and POS products typically are lower than HMO premiums due to the increased out-of-pocket costs borne by the members.

  COMMERCIAL NON-RISK PRODUCTS

     We offer management services and access to our provider networks to employers that self-insure their employee health benefits. The management services we provide typically include provider contracting, claims processing, utilization review and quality assurance. We typically provide these management services for a fixed fee, but certain of our management services contracts provide that our fees are based, in part, upon certain performance and utilization management standards. We also offer a product to third-party payors under which we provide access to our provider networks for their employees, as well as the benefits of our provider pricing arrangements and claims repricing and utilization review services. We do not have any underwriting risk for these services. For the nine months ended September 30, 2001, we derived approximately 2% of our total operating revenues and approximately 13% of our gross operating margin from our commercial non-risk products.

  GOVERNMENT PROGRAMS


     We participate in state-sponsored managed Medicaid programs and federally-sponsored Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. Under our Medicaid contracts, the participating state markets our plans to Medicaid recipients and pays us a monthly premium per member that generally is based on the age, sex and eligibility category of the recipients enrolled in our plans. Our Medicare business is comprised solely of Medicare+Choice programs sponsored by the Centers for Medicare and Medicaid Services. In our Medicare+Choice programs, we provide Medicare covered benefits in exchange for a monthly premium per member that is paid by the federal government. The monthly premium per member is based upon the demographics of the Medicare population in the counties where our members reside and the health status of our individual members. In addition to the basic benefits, members have the option to elect to receive certain non-Medicare covered benefits if the members elect to pay an additional monthly premium. We market our Medicare+Choice plans to individuals and employer groups that provide benefits to retirees. For the year ended December 31, 2000, we derived approximately 15.8% of our total operating revenues from our Medicare+Choice programs. For the nine months ended September 30, 2001, we derived approximately 23% of our total operating revenues and approximately 21% of our gross operating margin from our government programs.


MARKETS AND MEMBERSHIP

     The following table shows the membership of our commercial risk and non-risk products and our government programs and our total membership, by geographic market, as of December 31, 1998, 1999 and 2000 and September 30, 2001, respectively. The table does not reflect the membership in our plans that were sold or shutdown in Florida, Illinois and Indiana. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Acquisitions and Dispositions."


                                                            COMMERCIAL                GOVERNMENT
                                                       --------------------   --------------------------
MARKET                                                   RISK      NON-RISK   MEDICAID   MEDICARE+CHOICE     TOTAL
------                                                 ---------   --------   --------   ---------------     -----
Delaware/Eastern Maryland
  1998...............................................     37,500    58,062     16,829            --          112,391
  1999...............................................     35,668    59,978     21,032            --          116,678
  2000...............................................     41,266    60,689     42,154            21          144,130
  September 30, 2001.................................     49,586    59,080     45,375            98          154,139
Georgia
  1998...............................................     20,273       748         --            --           21,021
  1999...............................................     27,485        --         --            --           27,485
  2000...............................................     34,585    12,189         --            --           46,774
  September 30, 2001.................................     41,187    13,031         --            --           54,218
Iowa
  1998...............................................     77,912    10,778      1,394            --           90,084
  1999...............................................     73,901    12,145      1,618           686           88,350
  2000...............................................     70,164    12,524      2,146            --           84,834
  September 30, 2001.................................     73,311    14,107      3,108            --           90,526
Kansas City
  1998...............................................     51,993     5,526         --            --           57,519
  1999...............................................     64,938     1,844         --         1,815           68,597
  2000...............................................     80,665        --         --         5,269           85,934
  September 30, 2001.................................    132,179        --         --        10,295          142,474
Louisiana
  1998...............................................     39,730       161         --            --           39,891
  1999...............................................     37,837        57         --            --           37,894
  2000...............................................     59,107        --         --           796           59,903
  September 30, 2001.................................     60,298        --         --            --           60,298
Nebraska
  1998...............................................     34,598       720         --            --           35,318
  1999...............................................     26,927     3,651         --            --           30,578
  2000...............................................     33,048     3,665         --            --           36,713
  September 30, 2001.................................     40,971     3,536         --            --           44,507
North Carolina
  1998...............................................     21,575        --         --            --           21,575
  1999...............................................     43,989        --      4,216            --           48,205
  2000...............................................    124,632    38,702      4,482         2,890          170,706
  September 30, 2001.................................     98,087    31,547      5,156            --          134,790
Central Pennsylvania
  1998...............................................    153,404    67,531         --        13,970          234,905
  1999...............................................    150,137    76,640         --         7,476          234,253
  2000...............................................    163,624    89,851         --         4,460          257,935
  September 30, 2001.................................    171,869    82,203         --         1,484          255,556
Western Pennsylvania/Eastern Ohio
  1998...............................................    223,203    21,254         --        11,601          256,058
  1999...............................................    203,455    26,168         --        15,348          244,971
  2000...............................................    203,048    22,205         --        19,433          244,686
  September 30, 2001.................................    194,980    17,195         --        18,067          230,242
St. Louis/Southern Illinois
  1998...............................................    200,646    23,029     81,505        38,028          343,208
  1999...............................................    174,521    28,872     97,460        42,317          343,170
  2000...............................................    189,175    23,384    119,399        36,726          368,684
  September 30, 2001.................................    182,699    49,532    137,719        17,568          387,518

                                                            COMMERCIAL                GOVERNMENT
                                                       --------------------   --------------------------
MARKET                                                   RISK      NON-RISK   MEDICAID   MEDICARE+CHOICE     TOTAL
------                                                 ---------   --------   --------   ---------------     -----
Virginia
  1998...............................................     52,244    14,812      3,015            --           70,071
  1999...............................................     44,918    14,345      8,415            --           67,678
  2000...............................................     47,431        --     11,257            --           58,688
  September 30, 2001.................................    113,768    39,170     12,208            --          165,146
West Virginia
  1998...............................................     24,999    14,503         --            --           39,502
  1999...............................................     64,228    13,636     13,750           990           92,604
  2000...............................................     80,035    12,908     14,974         2,372          110,289
  September 30, 2001.................................     59,114     9,496     16,043         4,505           89,158
Wichita
  1998...............................................     35,342       399         --            --           35,741
  1999...............................................     39,177       299         --            --           39,476
  2000...............................................     43,459       299         --            --           43,758
  September 30, 2001.................................     42,893       345         --            --           43,238
Total
  1998...............................................    973,419   217,523    102,743        63,599        1,357,284
  1999...............................................    987,181   237,635    146,491        68,632        1,439,939
  2000...............................................  1,170,239   276,416    194,412        71,967        1,713,034
  September 30, 2001.................................  1,260,942   319,242    219,609        52,017        1,851,810

  DELAWARE/EASTERN MARYLAND

     We provide commercial, Medicaid and Medicare+Choice products to more than 154,000 members in our Delaware/Eastern Maryland market, primarily in the Wilmington and Dover, Delaware metropolitan areas and on the coast of eastern Maryland. We entered the Delaware/Eastern Maryland market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 112,391 members to 154,139 members as of September 30, 2001 as a result of membership growth in our health plans.

  GEORGIA

     We provide commercial products to more than 54,000 members in our Georgia market, primarily in the Atlanta metropolitan area. We entered the Georgia market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 21,021 members to 54,218 members as of September 30, 2001 as a result of membership growth in our health plans.

  IOWA

     We provide commercial and Medicaid products to more than 90,000 members in our Iowa market, primarily in the Des Moines metropolitan area. We entered the Iowa market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 90,084 members to 90,526 members as of September 30, 2001.

  KANSAS CITY

     We provide commercial and Medicare+Choice products to more than 142,000 members in the Kansas City metropolitan area. We entered the Kansas City market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 57,519 members to 142,474 members as of September 30, 2001. Our membership has increased as a result of membership growth in our health plans and the acquisition of 52,673 commercial and Medicare+Choice members from Kaiser Foundation Health Plan of Kansas City, Inc. in April 2001.

  LOUISIANA

     We provide commercial products to more than 60,000 members in the Louisiana market, primarily in the New Orleans metropolitan area. We entered the Louisiana market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 39,891 members to 60,298 members as of September 30, 2001. Our membership has increased as a result of membership growth in our health plans and our acquisition of Maxicare Louisiana, Inc. in August 2000, which increased our total membership by 14,017 commercial and Medicare+Choice members.

  NEBRASKA

     We provide commercial products to more than 44,000 members in our Nebraska market, primarily in the Omaha metropolitan area. We entered the Nebraska market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 35,318 members to 44,507 members as of September 30, 2001 as a result of membership growth in our health plans.

  NORTH CAROLINA

     We provide commercial and Medicaid products to more than 134,000 members in our North Carolina market, primarily in the Charlotte and Raleigh-Durham metropolitan areas. We entered the North Carolina market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 21,575 members to 134,790 members as of September 30, 2001. Our membership has increased primarily as a result of the acquisition of 24,667 members from Kaiser Foundation Health Plan of North Carolina in November 1999, and the acquisition of WellPath Community Health Plans, LLC in October 2000, which increased our total membership by 140,712 members, offset by various terminations primarily in the acquired plans. Subsequent to September 30, 2001, our membership further decreased by approximately 35,000 members as a result of our decision not to renew our contract with the State of North Carolina.

  CENTRAL PENNSYLVANIA


     We provide commercial and Medicare+Choice products to more than 255,000 members in our Central Pennsylvania market, primarily in the Harrisburg and State College metropolitan areas. We have operated in the Central Pennsylvania market since 1988. Since 1998, our total membership in this market has grown from 234,905 members to 255,556 members as of September 30, 2001 as a result of membership growth in our health plans.


  WESTERN PENNSYLVANIA/EASTERN OHIO


     We provide commercial and Medicare+Choice products to more than 230,000 members in our Western Pennsylvania/Eastern Ohio market, primarily in the Pittsburgh metropolitan area and in portions of eastern Ohio. We have operated in the Western Pennsylvania/Eastern Ohio market since 1988. Since 1998, our total membership in this market has decreased from 256,058 members to 230,242 members as of September 30, 2001 as a result of increased competition in the Pittsburgh metropolitan area.


  ST. LOUIS/SOUTHERN ILLINOIS


     We provide commercial, Medicaid and Medicare+Choice products to more than 387,000 members in the St. Louis, Missouri metropolitan area, including portions of Southern Illinois. We have operated in the St. Louis/Southern Illinois market since 1990. Since 1998, our total membership in this market has increased from 343,208 members to 387,518 members as of September 30, 2001. Our membership has increased as a result of the acquisition of 11,800 Medicaid members from Prudential Health Care Plan, Inc. in February 2000 and the acquisition of 75,316 commercial members from Health Partners of the Midwest in January 2001.

  VIRGINIA


     We provide commercial and Medicaid products to more than 165,000 members in our Virginia market, primarily in the Richmond, Roanoke and Charlottesville metropolitan areas. We entered the Virginia market with our acquisition of Southern Health Services, Inc. in 1994. Since 1998, our total membership in this market has increased from 70,071 members to 165,146 members. Our membership has increased primarily as a result of the acquisition of Blue Ridge Health Alliance, Inc. in September 2001, which increased our total membership by 108,931 members.


  WEST VIRGINIA

     We provide commercial, Medicaid and Medicare+Choice products to more than 89,000 members in our West Virginia market, which includes a service area covering a majority of the state's population. We entered the West Virginia market in July 1995. Since 1998, our total membership in this market has increased from 39,502 members to 89,158 members as of September 30, 2001. Our membership has increased primarily as a result of the acquisition of Carelink Health Plans in October 1999, which increased our total membership by 57,251 members, and our acquisition of PrimeOne, Inc. in February 2000, which increased our total membership by 19,550 members.

  WICHITA


     We provide commercial products to more than 43,000 members in the Wichita, Kansas metropolitan area. We entered the Wichita market with our acquisition of certain health plans from Principal in April 1998. Since 1998, our total membership in this market has grown from 35,741 members to 43,238 members as of September 30, 2001 as a result of membership growth in our health plans. Subsequent to September 30, 2001, our membership in this market decreased by approximately 24,700 members as a result of the decision by Raytheon Aircraft Company not to renew our contract with it in Wichita.


PROVIDER NETWORKS

     Our health plans maintain broad networks of providers that furnish health care services to our members. In selecting physicians for our networks, we evaluate each physician's location, area of specialization, credentials and experience, including licensing status, malpractice claims history and hospital affiliations. In selecting hospitals, we consider the quality and reputation of the physicians that provide services at the hospital, the location of the hospital, the services offered and the reputation of the hospital within the market. Our plans contract with numerous hospitals, physicians and other health care providers in each of our markets so that our members have a broad choice of providers. Typically, the providers in a market that participate in our networks do not vary among our managed care products.

     All of our health plans currently offer an open panel delivery system. In an open panel structure, individual physicians or physician groups contract with the health plans to provide services to members but also maintain independent practices in which they provide services to individuals who are not members of our health plans.

     Most contracting primary care and specialist physicians are compensated under a discounted fee-for-service arrangement. A small minority are contracted under capitation arrangements under which they receive a set fee per member per month in exchange for providing health care services. Under some of our capitation arrangements, physicians also may receive additional compensation from risk-sharing and other incentive arrangements. The majority of our contracts with hospitals provide for inpatient per diem or per case hospital rates. Outpatient services are contracted on a discounted fee-for-service or a per case basis. We pay ancillary providers, such as mental health and laboratory services providers, on a fixed fee schedule or a capitation basis. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated through a national network of pharmacies at discounted rates. Our health plans are designed to encourage members to obtain services and supplies from providers with whom we have contracts. As a result, our providers typically receive a significant amount of business from our members, and therefore, we are able to negotiate prices for health care services and supplies at a discount to our providers' standard prices.

MEDICAL MANAGEMENT

     We have established systems to monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in providing appropriate care for their members and improving patient outcomes in a cost efficient manner. Our corporate office monitors the medical management policies of our plans and assists our plans in implementing disease management programs, quality assurance programs and other medical management tools. In addition, our health plans have internal quality assurance review committees made up of practicing physicians and staff members whose responsibilities include periodic review of medical records, development and implementation of standards of care based on current medical literature and the collection of data relating to results of treatment. We review all new medical technologies in advance to ensure that only safe and effective new medical procedures are used. We regularly conduct studies to discover possible adverse medical outcomes for both quality and risk management purposes.

     We have developed a comprehensive disease management program that identifies those members having certain chronic diseases, such as asthma and diabetes. Our case managers proactively work with members and their physicians to facilitate appropriate treatment, help to ensure compliance with recommended therapies and educate members on lifestyle modifications to manage the disease. We believe that our disease management program promotes the delivery of efficient care and helps to improve the quality of health care delivered.

     Each of our health plans either employs or contracts with physicians as medical directors who oversee the delivery of medical services. The medical directors supervise medical managers who review and approve requests by physicians to perform certain diagnostic and therapeutic procedures, using nationally recognized clinical guidelines developed based on nationwide benchmarks that maximize efficiency in health care delivery and InterQual, a nationally recognized evidence-based set of criteria developed through peer review medical literature. Medical managers also continually review the status of hospitalized patients and compare their medical progress with established clinical criteria, make hospital rounds to review patients' medical progress and perform quality assurance and utilization functions.


     Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization are collected by each health plan and presented to the health plan's physicians. These results are monitored by the medical directors to ensure the use of cost-effective, medically appropriate services.


     We also focus on the satisfaction of our members. We monitor appointment availability, member waiting times, provider environments and overall member satisfaction. Our health plans continually conduct membership surveys of both existing and former members concerning the quality of services furnished and suggestions for improvement.

INFORMATION TECHNOLOGY

     We believe that integrated and reliable information technology systems are critical to our success. We use our information systems to improve the operating efficiency of our plans, collect data that we use in connection with medical management, underwriting and quality assurance decisions and improve communication with our employer customers, members and providers. We use standardized information systems at each of our health plans for processing eligibility, enrollment, premium billing and claims data and for general ledger, financial reporting and human resources functions. We have dedicated in-house teams that convert acquired plans to our information systems as soon as possible following the closing of the acquisition.

     We operate a main data center in Cranberry, Pennsylvania that houses all of our mainframe and network servers. Our data center collects information from our plans that we use in medical management and to make decisions regarding underwriting, product pricing, quality assurance, sales and marketing and contracting functions.

     Our information technology systems also enable us to use the internet and electronic commerce to communicate with members, providers and employers. We provide on-line health care directory services that make information about our health plan providers available to all members. In addition, we currently are completing the rollout of a secure web-based transaction services system for our health plans that will enable members to:

     - check on the status of claim, authorization, eligibility and benefit requests;

     - notify us of certain changes to the members' status;

     - change the member's primary care physician; and

     - request identification cards or other information.


These services are available seven days a week, twenty-four hours a day and enable members to more easily handle many issues that historically we have managed via telephone or written communication. Our website also provides links to other health care and medical information. In addition, we provide a list of approved pharmaceuticals on-line and intend to install a searchable pharmacy locator.



     We currently are implementing web-based services to manage the electronic submission and processing of eligibility determination, authorization submission and status, claims submission and status and reporting. We expect to achieve some administrative savings from expanded real-time transaction processing, as well as enhanced communication with our providers and increased provider satisfaction. We currently provide these services in five of our largest markets and expect to provide these services in our remaining markets in 2002.



     We also are continuing to automate the sales and enrollment process for our small group insurance market. We are implementing a web-based application that streamlines the end-to-end process of quoting, enrollment, underwriting, processing member data and renewal for employee benefits providers, their sales representatives, agents and customers. We currently provide this product in three of our largest markets and expect to begin making it available in our remaining markets in 2002. We also provide employer services that enable employers to view roster, billing and eligibility information on-line. This service enables them to reconcile billing statements and verify eligibility without a phone call.



     The Health Insurance Portability and Accountability Act of 1996 imposes new requirements relating to, among other things, the standardization of certain electronic codes and provider identifiers. We have completed a company-wide assessment of our information technology systems and the flow of health care data and information within our company. We have also reviewed the ways that information is accessed by or shared with third parties. We are updating our information technology systems and organizational practices and expect our systems and processes to be compliant with the new requirements by the mandatory compliance date. See "-- Industry Regulation -- Health Insurance Portability and Accountability Act of 1996" for a discussion of other requirements imposed by this law.


SALES AND MARKETING

     We market our managed care products and services through our own direct sales staff of approximately 400 employees and a network of more than 2,400 independent brokers and agents. Our local direct sales staffs and independent brokers and agents market our health plans to recruit new employer customers and members and retain our existing employer customers and members. We compensate our direct sales staff through a combination of base salary and incentive arrangements. We compensate our independent brokers and agents on a commission basis.

     Our direct sales staff and independent brokers and agents typically market our managed care products and services to employers in a two-step process in which presentations are made first to employers to secure contracts to provide health benefits. Once selected by an employer, our direct sales staff solicits members from the employee base during periodic "open enrollments" during which employees are permitted to change health care programs. We use workplace presentations, direct mail and radio and television advertisements to contact prospective members.

     Our Medicaid products are marketed to Medicaid recipients by state Medicaid authorities. We market our Medicare+Choice products to both individuals and retirees of employer groups that provide benefits to retirees through television, radio, newspaper and billboard advertising and direct mail. Our Medicaid and Medicare+Choice contracts are renewable annually. Medicare enrollees may disenroll monthly. Medicaid enrollees may disenroll monthly or annually, depending on the jurisdiction.

COMPETITION

     The managed care industry is highly competitive, both nationally and in the individual markets we serve. Generally, we compete against Blue Cross Blue Shield affiliated health plans, locally-owned plans and provider sponsored plans. In certain markets, we also compete with national health plans. We compete for members primarily on the basis of the price of the benefit plans offered, locations of the health care providers, reputation for quality care, financial stability, comprehensiveness of coverage, diversity of product offerings and access to care. We also compete with other managed care organizations and indemnity insurance carriers in obtaining and retaining favorable contracts for health care services and supplies. We maintain an active presence in the communities served by our health plans through participation in health fairs, special children's programs and other community activities, which we believe enhances our visibility and reputation in the communities we serve.

INDUSTRY REGULATION

     We are subject to extensive government regulation of our products and services. The laws and regulations affecting our business generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of our health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction, and changes are frequently considered and implemented.

  STATE REGULATION


     The states served by our plans provide the principal legal and regulatory framework for the commercial risk products offered by our insurance company and HMO subsidiaries. Our insurance company subsidiary, Coventry Health and Life Insurance Company, offers managed care products, primarily PPO and POS products, in conjunction with our HMO subsidiaries in states where HMOs are not permitted to offer these types of health care benefits. Coventry Health and Life does not offer traditional indemnity insurance.



     Our insurance company and HMO subsidiaries are required by state law to file periodic reports and meet certain minimum capital and deposit and/or reserve requirements and may be restricted from paying dividends or making other distributions or payments under certain circumstances. They also are required to provide their members with certain mandated benefits. Our subsidiaries are required to have quality assurance and educational programs for their professionals and enrollees. Certain states' laws further require that representatives of the HMOs' members have a voice in policy making. Several states impose requirements with respect to the prompt payment of claims and provider selection permitting "any willing provider" to join our network. Compliance with "any willing provider" laws could increase our costs of assembling and administering provider networks.



     We also are subject to the insurance holding company regulations in the states in which our HMO and insurance company subsidiaries operate. These laws and associated regulations generally require registration with the state department of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions and business operations. Most state insurance holding company laws and regulations require prior regulatory approval or, in some states, prior notice, of acquisitions or similar transactions involving regulated companies, and of certain transactions between regulated companies and their parents. In connection with obtaining regulatory approvals of acquisitions, we may be required to agree to maintain the regulatory capital of regulated subsidiaries at specified levels or to guarantee the solvency of such subsidiaries.


     Most states now impose risk-based or other net worth-based capital requirements on our HMO and insurance company subsidiaries. These requirements assess the capital adequacy of the regulated subsidiary based upon the investment asset risks, insurance risks, interest rate risks and other risks associated with the subsidiary's business. If a subsidiary's capital level falls below certain required capital levels, it may be required to submit a capital corrective plan to regulatory authorities, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings.


  HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996


     The Health Care Insurance Portability and Accountability Act of 1996 imposes new requirements relating to a variety of issues that affect our business, including the privacy of medical information, limits on exclusions based on preexisting conditions for certain plans, guaranteed renewability of health care coverage for most employers and individuals and administrative simplification procedures involving the standardization of transactions and the establishment of uniform health care provider, payor and employer identifiers. Various agencies of the federal government have issued regulations to implement certain sections of this act. This law is far-reaching and complex, and proper interpretation and practice under the law continues to evolve. Because the rules implementing this law are still evolving, we cannot assure you that the costs of compliance with this law will not adversely affect our results of operations or cause us to change the way we operate our business significantly.


     On December 20, 2000, the Department of Health and Human Services released a final rule regarding standards for privacy of individually identifiable health information. The primary purposes of the final rule are to protect and enhance the rights of consumers by providing them access to their health information and controlling the inappropriate use of that information, and to improve the efficiency and effectiveness of health care delivery by creating a national framework for health privacy protection that builds on efforts by states, health systems, individual organizations and individuals. The final rule was effective April 2001. Health plans, providers and health care clearinghouses have until April 14, 2003 to come into compliance with the final rule. We have instituted a process to assure our compliance with the final rule by that date.


     The Department of Health and Human Services published a proposed rule containing security standards in August 1998. A final security rule has not been published, but the proposed rule would require health plans, providers and health care clearinghouses to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. We cannot predict the final form that the security rule will take or the impact that the final rule will have on us.



     The Department of Health and Human Services also released its final rule for electronic data standards under the Health Insurance Portability and Accountability Act of 1996 on August 17, 2000, effective October 17, 2000. This rule establishes the standard data content and format for the electronic submission of claims and other administrative health transactions. Compliance with these regulations is required by October 16, 2002. Recently enacted legislation would extend the compliance date until October 16, 2003 for entities that file a plan with the Department of Health and Human Services that demonstrates how they intend to comply with the regulations by the extended deadline. We have instituted a process to assure our compliance with the final rule by the mandatory compliance date.


     On January 5, 2001, the U.S. Department of Labor's Pension and Welfare Benefits Administration, the Internal Revenue Service and the Department of Health and Human Services issued two regulations that provide guidance on the nondiscrimination provisions of the Health Insurance Portability and Accountability Act of 1996 as they relate to health factors and wellness programs. These nondiscrimination provisions prohibit a group health plan or group health insurance issuer from denying an individual eligibility for benefits or charging an individual a higher premium based on a health factor. We currently do not believe that these regulations will have a material adverse effect on our business.

  EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

     The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, commonly known as "ERISA," a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor. ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, some states require licensure or registration of companies providing third party claims administration services for benefit plans. We provide a variety of products and services to employee benefit plans that are covered by ERISA.

     On November 21, 2000, the Department of Labor issued a final rule relating to benefit claims and appeal procedures for plans under ERISA, disability plans and other employee benefit plans. The rule shortens the time allowed for health and disability plans to respond to claims and appeals, establishes new requirements for plan responses to appeals and expands required disclosures to participants and beneficiaries. The rule applies to claims filed under a group health plan on or after the first day of the first plan year beginning on or after July 1, 2002 and not later than January 1, 2003. We currently do not believe that this rule will have a material adverse effect on our business.

  MEDICAID AND MEDICARE+CHOICE

     Some of our HMOs contract with the Centers for Medicare and Medicaid Services to provide services to Medicare beneficiaries pursuant to the Medicare+Choice program. Some of our HMOs also contract with states to provide health benefits to Medicaid recipients. As a result, we are subject to extensive federal and state regulation. The Centers for Medicare and Medicaid Services may audit any health plan operating under a Medicare+Choice contract to determine the plan's compliance with federal regulations and contractual obligations. In addition, we must file cost reimbursement reports for our Medicare cost contracts, which are subject to audit and revision.

     As a result of the Medicare+Choice and Medicaid products we offer, we are subject to regulatory and legislative changes in those two government programs. The Balanced Budget Refinement Act of 1999 was enacted on November 29, 1999. This law modifies the Balanced Budget Act of 1997, which had made substantial revisions to the Medicare and Medicaid programs. Specifically, the Balanced Budget Refinement Act of 1999 revised the Medicare+Choice Program's enrollment rules and risk adjustment methodology. Additionally, this law offers limited incentives to health plans to offer Medicare+Choice plans in areas which currently do not have Medicare+Choice plans. The Balanced Budget Refinement Act of 1999 also allows Medicare+Choice plans greater flexibility in structuring benefit packages for enrollees in the same service area. At this time, we do not believe that this law will have a material effect on us and our operations.

     The United States Congress enacted the Benefits Improvement and Protection Act of 2000 in December 2000. This law increases Medicare and Medicaid provider payments and enhances the benefit package for Medicare beneficiaries. The increased payment amounts were effective March 1, 2001. These amounts may only be used by Medicare+Choice plans to increase funds to reduce beneficiary premiums or copayments, enhance benefits, stabilize or widen the network of health care providers available to beneficiaries or reserve funds to help offset the premium increases or reduced benefits in the future. At this time, we do not believe that this law will have a material effect on us and our operations.

     The Centers for Medicare and Medicaid Services and the appropriate state regulatory agency have the right to audit any health plan operating under a Medicaid managed care contract to determine the plan's compliance with state and federal law. In some instances, states engage peer review organizations to perform quality assurance and utilization review oversight of Medicaid managed care plans. Our HMOs are required to abide by the peer review organization standards.

     The Centers for Medicare and Medicaid Services issued a final Medicaid managed care rule on January 19, 2001. The final rule includes strengthened beneficiary protections and new provisions designed to protect the rights of participants in the Medicaid program. Specifically, the final rule requires states to assure continuous access to care for beneficiaries with ongoing health care needs who transfer from one health plan to another. The new rule also requires states and plans to identify enrollees with special health care needs and to assess the quality and appropriateness of their care. We currently do not believe that this rule will have a material adverse effect on our business.

     The Social Security Act imposes criminal and civil penalties for paying or receiving remuneration (which is deemed to include a kickback, bribe or rebate) in connection with any federal health care program, including the Medicare, Medicaid and Federal Employees Health Benefits Programs. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal health care program patients or any item or service that is reimbursed, in whole or part, by any federal health care program. Similar anti-kickback provisions have been adopted by many states, which apply regardless of the source of reimbursement.

     In 1996, as part of the Health Insurance Portability and Accountability Act of 1996, Congress adopted a statutory exception for certain risk-sharing arrangements. The Office of the Inspector General has published two safe harbors addressing these risk-sharing arrangements. We believe that our risk agreements satisfy the requirements of these safe harbors. In addition, the Office of the Inspector General has adopted other safe harbor regulations that relate to managed care arrangements. We believe that the incentives offered by our HMOs to Medicare and Medicaid beneficiaries and the discounts our plans receive from contracting health care providers should satisfy the requirements of these safe harbor regulations. A safe harbor is a regulation that describes relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that the arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. We believe that our arrangements do not violate the federal or similar state anti-kickback laws.

  FEDERAL EMPLOYEES HEALTH BENEFITS PROGRAM

     We contract with the United States Office of Personnel Management (OPM) to provide managed health care services under the Federal Employees Health Benefits Program. These contracts with the OPM and applicable government regulations establish premium rating requirements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under the Federal Employees Health Benefits Program. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. As a result, these audits could result in material adjustments.

     HealthAmerica Pennsylvania, Inc., our Pennsylvania HMO subsidiary, has received draft audit reports from the OPM that questioned subscription charges paid to HealthAmerica under the Federal Employees Health Benefits Program. The draft audit reports questioned approximately $31.1 million of subscription charges paid to HealthAmerica with respect to contract years 1993 through 1999 as possibly constituting overcharges resulting from defective pricing in violation of HealthAmerica's Federal Employees Health Benefits Program contract. The reports also recommend that if these amounts are deemed to be due, approximately $5.5 million in lost investment income charges should also be recovered with respect to such overcharges, with additional interest continuing to accrue until repayment of the overcharged amounts. HealthAmerica responded to the draft audit reports in May 2000 and August 2000, accepting certain of the draft audit reports' recommendations but disagreeing with others. In August 2001, the U.S. Attorney for the District of Columbia sent HealthAmerica a letter indicating that the audit reports had been referred to the Office of the U.S. Attorney for consideration of a possible civil action against HealthAmerica under the Federal False Claims Act with respect to the Federal Employees Health Benefits Program contract years 1993 through 1997. The letter stated that HealthAmerica may have knowingly overcharged the Federal Employees Health Benefits Program approximately $21.1 million as a result of alleged discounts provided to other groups that also should have been provided for the Federal Employees Health Benefits Program. In the event of such an overcharging, the letter also stated that HealthAmerica would be responsible for an additional approximately $5.9 million in interest through December 31, 2000 with further interest accruing to the date of repayment. Violations of the Federal False Claims Act could subject HealthAmerica to liability for civil penalties and treble damages. Since receipt of the letter from the U.S. Attorney, HealthAmerica has responded to the letter and provided supplemental information in support of its position. The pending inquiry may be resolved by agreement with the Office of the U.S. Attorney or the OPM with a payment to the government. If an agreement is not reached, the U.S. Attorney or the OPM may commence a legal action against HealthAmerica. Although we cannot predict the ultimate outcome of the pending inquiry or any related litigation that may arise in this matter, we do not believe that the ultimate resolution of this matter will have a material adverse effect on us.


  RECENT FEDERAL MANAGED CARE LEGISLATIVE PROPOSALS


     On August 8, 2001, the House of Representatives passed a version of the Patients' Bill of Rights legislation (an amended version of the Ganske-Dingell bill) that would permit health plans to be sued in state court for coverage determinations. The current administration has indicated a willingness to pass some form of patient protection legislation which could adversely affect the health benefits business, and the bill adopted by the House was the result of a compromise reached by President Bush and Representative Charles Norwood of Georgia. Under the bill, a claim would be permitted for a wrongful coverage denial that is the proximate cause of personal injury to, or the death of, a patient. Medically reviewable claims against health insurers would be tried in state court but under federal law. Patients would be required to exhaust external review before filing suit. Patients who lose an external review decision would have to overcome a rebuttable presumption that the insurer made the correct decision. The bill caps non-economic damages at $1.5 million. Punitive damages would be available only if insurers do not follow an external review decision and would be capped at an additional $1.5 million. The bill also limits class action lawsuits (both future suits and pending suits where a class has not yet been certified) against health insurers under both ERISA and the Racketeer Influenced and Corrupt Organizations Act, commonly known as "RICO," to group health plans established by a single plan sponsor.


     The Senate version of the Patients' Bill of Rights legislation (the McCain-Edwards bill) was passed on June 29, 2001 and contains broader liability provisions than the House bill. The Senate bill would permit patients to sue health plans in state court over medical judgments or in federal court over contractual issues, and it would not cap damages in state courts. In federal court, punitive damages would be allowed, up to $5 million, and there would be no limit on economic and non-economic damages. President Bush has stated that he will veto any Patients' Bill of Rights legislation that contains liability provisions similar to the Senate bill. The House and Senate versions of the bill are expected to be reconciled in the Conference Committee. We cannot predict the provisions of the Patients' Rights legislation that may emerge from the Conference Committee, if any, and whether any Patients' Bill of Rights legislation will be enacted into law. We also cannot predict what impact any Patients' Bill of Rights or other federal legislation would have on our business and operations.


     Numerous other proposals have been introduced in the United States Congress and various state legislatures relating to managed health care reform. The provisions of legislation that may be adopted at the state level cannot be accurately and completely predicted at this time, and we therefore cannot predict the effect on our operations of proposed legislation. On the federal level, we expect that some form of managed health care reform may be enacted. At this time, it is unclear as to when any legislation might be enacted or the content of any new legislation, and we cannot predict the effect on our operations of the proposed legislation or any other legislation that may be adopted.

EMPLOYEES

     At September 30, 2001, we employed approximately 3,250 persons, none of whom are covered by a collective bargaining agreement.

SERVICE MARKS AND TRADEMARKS

     We have the right in perpetuity to use the federally registered name "HealthAmerica" in Illinois, Missouri, Pennsylvania and West Virginia. We have federal and/or state registered service marks for "HealthAssurance," "GHP Access," "Healthcare USA," "Doc Bear," "Carelink," "Carelink health plans," "CareNet," "CarePlus," "Coventry," "Advantra," "SouthCare," "SouthCare Medical Alliance," "WellPath Select," "WellPath 65," "Partners in Pregnancy" and "WellPath Community Health Plans." We have pending applications for federal registration of the service marks "HealthAssurance FLEX," "Coventry Healthy Choices Program" and for our torch logo design.

INSURANCE

     We maintain general liability and professional liability insurance coverage in amounts that we believe are appropriate. Until recently, we also maintained medical excess "stop-loss" reinsurance coverage covering a portion of the medical risk we have underwritten through our risk products. We no longer maintain stop-loss reinsurance coverage because we do not believe it is cost efficient to maintain it in light of current conditions in the insurance market.

LITIGATION

     In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by us, medical malpractice actions and various other claims seeking monetary damages. The claims are in various stages of proceedings and some ultimately may be brought to trial. With respect to medical malpractice actions, we carry professional malpractice and general liability insurance for each of our operations on a claims-made basis with varying deductibles for which we maintain reserves. In our opinion, the outcome of these actions should not have a material adverse effect on the financial position or results of our operations.


     On April 16, 2001, we were served with an Amended Complaint filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled In Re: Humana, Inc., Managed Care Litigation, Charles B. Shane, M.D., et al. vs. Humana, Inc., et al. This matter is a purported class action lawsuit filed by a group of health care providers against us and 11 other defendants in the managed care field. The lawsuit alleges multiple violations of RICO, violations of the "prompt pay" statutes in certain states and breaches of contract for failure to pay claims. The lawsuit seeks declaratory, injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Although we cannot predict the outcome, we believe this suit is without merit and intend to defend our position vigorously.



     We may be the target of other similar lawsuits involving RICO and ERISA, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although we may be the target of other similar lawsuits, we believe there is no valid basis for such lawsuits.


     Our industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have a significant effect on our operations.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to the current executive officers and directors of our company:


NAME                                    AGE    POSITION
----                                    ---    --------
Allen F. Wise.........................  59     President, Chief Executive Officer and
                                               Director(1)
Thomas P. McDonough...................  52     Executive Vice President and Chief
                                               Operating Officer
Dale B. Wolf..........................  47     Executive Vice President, Chief
                                               Financial Officer and Treasurer
Ronald M. Chaffin.....................  45     Senior Vice President
Thomas A. Davis.......................  41     Senior Vice President
Harvey C. DeMovick, Jr................  55     Senior Vice President, Customer
                                               Service Operations and Chief
                                               Information Officer
Davina C. Lane........................  55     Senior Vice President
J. Stewart Lavelle....................  48     Senior Vice President, Sales and
                                               Marketing
Bernard J. Mansheim, M.D..............  55     Senior Vice President and Chief
                                               Medical Officer
James E. McGarry......................  43     Senior Vice President
John J. Ruhlmann......................  39     Vice President and Corporate
                                               Controller
Francis S. Soistman, Jr...............  45     Senior Vice President
Janet M. Stallmeyer...................  52     Senior Vice President
Charles R. Stark......................  57     Senior Vice President
Thomas C. Zielinski...................  50     Senior Vice President and General
                                               Counsel
John H. Austin, M.D...................  57     Chairman of the Board and
                                               Director(1)(2)(3)
Joel Ackerman.........................  36     Director(1)
David J. Drury........................  56     Director(1)
Emerson D. Farley, Jr., M.D...........  63     Director
Thomas J. Graf........................  53     Director(3)
Lawrence N. Kugelman..................  59     Director(2)
Rodman W. Moorhead, III...............  58     Director(3)
Robert W. Morey.......................  65     Director
Elizabeth E. Tallett..................  52     Director(2)
Timothy T. Weglicki...................  50     Director


---------------

(1) Member of the Nominating Committee

(2) Member of Audit Committee

(3) Member of Compensation and Benefits Committee


     Allen F. Wise has been a director and President and Chief Executive Officer of our company since March 1998. He was a director and President and Chief Executive Officer of Coventry Corporation, our predecessor in interest, from October 1996 to June 2000. From October 1994 to October 1995, he was Executive Vice President of MetraHealth Companies, Inc., a managed health care company that was acquired by UnitedHealth Group, Incorporated in October 1995. From October 1995 to October 1996, he was Executive Vice President of UnitedHealth Group, Incorporated. From January 1994 to October 1994, he was President and Chief Executive Officer of Wise Health System, a health care investment company. From 1991 to 1994, Mr. Wise was President and Chief Executive Officer of Keystone Health Plan, a managed health care company, and also Chief Operating Officer of Independence Blue Cross, a health care insurance company. He is a director of NCO Group, Inc., a provider of accounts receivable management and other outsourced services.



     Thomas P. McDonough was elected Executive Vice President of our company in April 1998 and Chief Operating Officer in July 1998. Prior to joining us in April 1998, he was with Uniprise of UnitedHealth Group, Incorporated, and served as its Chief Executive Officer from November 1997 until he joined our company; Executive Vice President, Customer Services Group from February 1997 to November 1997; and Senior Vice President, Claim Services from August 1995 through February 1997. Prior to 1995, he was the President of Harrington Service Corporation, an insurance services company, and the Chief Operating Officer of Jardine Group Services Corporation, an insurance brokerage company and third party administrator.



     Dale B. Wolf was elected Executive Vice President, Chief Financial Officer and Treasurer of our company in April 1998. He was Senior Vice President, Chief Financial Officer and Treasurer of Coventry Corporation from December 1996 to June 2000. From August 1995 to December 1996, he was Executive Vice President of SpectraScan Health Services, Inc., a women's health care services company. From January 1995 to August 1995, Mr. Wolf was Senior Vice President, Business Development of MetraHealth Companies, Inc. From August 1988 to December 1994, Mr. Wolf was Vice President, Specialty Operations of the Managed Care and Employee Benefits Operations of The Travelers, an insurance company.


     Ronald M. Chaffin was elected Senior Vice President of our company in April 1998 and President and Chief Executive Officer of Coventry Health Care of Delaware, Inc., our Delaware health plan, in December 1998. Prior to that time, he was a Regional Vice President of one of Principal's subsidiaries from 1995 to April 1998. From 1994 to 1995, he was Executive Director of Principal Health Care of Nebraska, Inc., a wholly owned subsidiary of one of Principal's subsidiaries. From 1992 to 1994, Mr. Chaffin was Vice President, Operations, of HealthMark Health Plan, a managed care company.

     Thomas A. Davis was elected Senior Vice President of our company in April 1998 and President and Chief Executive Officer of Coventry Health Care of Georgia, Inc., our Georgia health plan, in May 1998. Prior to that time, he was the Chief Executive Officer of UnitedHealth Group's Utah operations from 1996 to 1998. From 1995 to 1996, Mr. Davis was Vice President, Operations, of MetraHealth Companies, Inc. From 1992 to 1994, he was Director, HMO Operations, of Prudential Health Care System. Prior to 1992, Mr. Davis held various positions in health care venture capital and management consulting firms.


     Harvey C. DeMovick, Jr. was elected Senior Vice President of our company in April 1998. He has served as our Chief Information Officer since April 2001 and as our Senior Vice President, Customer Service Operations since September 2001. From April 2001 to September 2001, he served as our Senior Vice President, Organizational Development, Human Resources and Compliance. From April 1998 to April 2001, he was Senior Vice President, Government Programs, Compliance, Information Systems and Human Resources of our company. He was Senior Vice President, Medical and Government Programs of Coventry Corporation from July 1997 to April 1998. From October 1995 to July 1997, Mr. DeMovick was Senior Vice President, Customer Administrative Services, of UnitedHealth Group, Incorporated, and from October 1994 through October 1995 he was Vice President, Managed Care Operations, of MetraHealth Companies, Inc.



     Davina C. Lane was elected Senior Vice President of our company in April 1999. She was elected President and Chief Executive Officer of HealthCare USA of Missouri, LLC, one of our Missouri health plans, in October 2001. She served as President and Chief Executive Officer of Group Health Plan, Inc., one of our Missouri health plans, from April 1999 to October 2001. She was Vice President of Coventry Corporation from July 1997 to April 1998. She was the President and Chief Executive Officer of HealthCare USA, Inc. and its subsidiaries, our Medicaid operations, from August 1996 to April 1999. From April 1993 to August 1996, she was Vice President of Marketing and Contracting of Healthcare Practice Enhancement Network, Inc., a company that provides services to payors and providers in the health care industry.

     J. Stewart Lavelle was elected Senior Vice President, Sales and Marketing, of our company in April 1998. He was the Chief Executive Officer of Southern Health Services, our Virginia health plan, from January 1998 to December 1999. From 1996 to February 1998, Mr. Lavelle was President of Riscorp Health Plans, a managed health care company. He joined U.S. Healthcare, Inc. in 1987 and served as Senior Vice President, General Manager of its New Jersey, Delaware, Maryland, Washington D.C. and Virginia operations from 1991 to 1996.

     Bernard J. Mansheim, M.D. was elected Senior Vice President and Chief Medical Officer of our company in April 1998. From August 1997 to April 1998, he was the Chief Operating Officer of United HealthCare of the Mid-Atlantic and, from August 1996 to July 1997, was its Chief Medical Officer. In April 1995, he became President and Chief Executive Officer of HealthSpring, Inc., a pre-paid, primary care group medical practice and subsidiary of MetraHealth Companies, Inc., and also served as National Medical Director for MetraHealth Companies, Inc. following the acquisition of MetraHealth Companies, Inc. by UnitedHealth Group, Incorporated in October 1995. Dr. Mansheim continued as the President and Chief Executive Officer of HealthSpring, Inc. until its divestiture in August 1996 and also served as National Medical Director of UnitedHealth Group, Incorporated. From July 1994 to April 1995, he was President and Chief Executive Officer of Triangle HealthCare Group and Medical Director of Prudential Health Care System of the Triangle in Raleigh-Durham-Chapel Hill, North Carolina.


     James E. McGarry was elected Senior Vice President of our company in July 1998. From November 1997 to July 1998, he was the Chief Operating Officer of Uniprise of UnitedHealth Group, Incorporated. From January 1995 to October 1997, he was Senior Vice President, Consumer Services Administration, of UnitedHealth Group, Incorporated. Prior to 1995, he was Vice President of Field Operations of MetraHealth Companies, Inc. and Vice President of Field Operations for The Travelers, an insurance company.



     John J. Ruhlmann was elected Vice President and Corporate Controller of our company in November 1999. From December 1993 to September 1999, Mr. Ruhlmann was Vice President of Accounting of Integrated Health Services, Inc., a national provider of health services that owns and manages hospitals, nursing homes and clinics.



     Francis S. Soistman, Jr. was elected Senior Vice President of our company in April 1998. He was named President and Chief Executive Officer of HealthAmerica Pennsylvania, Inc. and HealthAssurance Pennsylvania, Inc., our Pennsylvania subsidiaries, in May 1998 and July 2001, respectively. He was Regional Vice President of Principal Health Care, Inc., from December 1994 to March 1998. From April 1994 to December 1994, he was Executive Director of Principal Health Care of the Mid-Atlantic, Inc., a wholly owned managed health care subsidiary of one of Principal's subsidiaries. From January 1983 until March 1994, Mr. Soistman held various positions with Blue Cross Blue Shield of Maryland and its subsidiary companies.


     Janet M. Stallmeyer was elected Senior Vice President of our company in March 1999. She has been the President and Chief Executive Officer of Coventry Health Care of Kansas, Inc., our Kansas health plan, since October 1998, and its Executive Director from January 1995 to October 1998. From October 1992 to December 1994, she was the Executive Director of our Louisiana health plan, Coventry Health Care of Louisiana, Inc.


     Charles R. Stark was elected Senior Vice President of our company in August 2001 and was named President and Chief Executive Officer of Group Health Plan, Inc., one of our Missouri health plans, in October 2001. He was President and Chief Executive Officer of HealthCare USA of Missouri, LLC, one of our Missouri health plans, from January 2001 to October 2001. From December 1996 to September 1999, he was the President and Chief Executive Officer of Antero Health Plans, a Colorado managed care company. From June 1992 to December 1996, he was President and Chief Executive Officer of Health Direct, an Illinois health care company.



     Thomas C. Zielinski was elected Senior Vice President and General Counsel of our company in August 2001. Prior to that time, Mr. Zielinski worked for 19 years in various capacities for the law firm of

Cozen and O'Connor, P.C., including as a senior member, shareholder and Chair of the firm's Commercial Litigation Department.


     John H. Austin, M.D. has been a director and Chairman of the Board of our company since March 1998. He was a director of Coventry Corporation from January 1988 to June 1999, and served as Chairman of the Board from December 1995 to June 1999. Dr. Austin has been Chairman and Chief Executive Officer of Arcadian Management Services, a company that manages and owns rural health care provider networks, since June 1997. From October 1994 through March 1997, he was President of the Professional Services Division of Unihealth, a voluntary non-profit health care network. From July 1992 to October 1994, Dr. Austin was a self-employed health care consultant. Dr. Austin was a director of QuadraMed Corporation, which develops, markets and sells health care software products and services, from April 1995 to November 1998.



     Joel Ackerman has been a director of our company since November 1999. He is a general partner of Warburg, Pincus & Co. and a Managing Director and member of Warburg Pincus LLC, where he has been employed since 1993. From April 1997 to present he has also been a voting trustee under Voting Trust Agreements relating to shares of common stock of our company held by Warburg, Pincus Ventures, L.P., Warburg, Pincus Equity Partners, L.P. and certain affiliates. He is a director of Sonus Corporation, which owns and operates hearing care centers, and several privately-held companies.



     David J. Drury has been a director of our company since March 1998. He served as Chairman of Principal and its affiliated companies from January 1995 to December 2001. Mr. Drury served as Chief Executive Officer of Principal from January 1995 to December 1999 and President from February 1993 to January 1995. He continues to serve as a director of Principal Financial Group, Inc., Principal Life Insurance Company and Principal Financial Services, Inc.


     Emerson D. Farley, Jr., M.D. has been a director of our company since March 1998. He was a director of Coventry Corporation from December 1994 to June 1999. Since 1972, Dr. Farley has been engaged in the private practice of medicine in Richmond, Virginia and has been self-employed since July 13, 1997. From 1989 until September 1997, he was the Medical Consultant for Signet Bank in Richmond, Virginia. Since 1991, Dr. Farley has been the Vice-Chairman of Doctors Insurance Reciprocal Risk Retention Group, which provides medical malpractice insurance coverage to physicians.


     Thomas J. Graf has been a director of our company since March 1998. He has served as a Senior Vice President of Principal Life Insurance Company since January 1994. He was Vice President and Chief Information Officer of Principal Life Insurance Company from June 1992 to January 1994. Mr. Graf is a director of HealthExtras, Inc.



     Lawrence N. Kugelman has been a director of our company since March 1998 and was a director of Coventry Corporation from August 1992 to June 1999. He has been a director of Response Oncology, a physician oncology practice management company, since July 1996, and a director of Premier Practice Management, a physician practice management company, since April 1997. He was interim Chief Executive Officer and President of Coventry Corporation from December 1995 until October 1996. From March 1995 until December 1995, he was self-employed. He was Executive Vice President of American Medical International, an organization that owns and operates acute care hospitals nationwide, from January 1993 to March 1995. From November 1986 to January 1992, he was President and Chief Executive Officer of Health Plan of America, an HMO company. Mr. Kugelman is a director of Arcadian Management Services, Inc.


     Rodman W. Moorhead, III has been a director of our company since March 1998. He was a director of Coventry Corporation from May 1997 to June 1999. He is a general partner of Warburg, Pincus & Co. and a Managing Director and Senior Advisor of Warburg Pincus LLC, where he has been employed since 1973. He is a trustee of ElderTrust, a health care real estate investment trust, and a director of Transkaryotic Therapies, Inc., a biopharmaceutical company specializing in gene therapy, and Scientific Learning Corporation, a computer-based special education training company. He is also a director of the

Stroud Water Research Center, Inc., a trustee of the Brandywine Conservancy, a trustee of The Taft School and a member of the Overseer's Committee on University Resources, Harvard College.

     Robert W. Morey has been a director of our company since August 2001. Mr. Morey has been President, Director and Principal of Catalina Life and Health Reinsurers, Inc. and R.W. Morey Reinsurers Limited since 1992. Mr. Morey has also served as controlling principal of Moors & Cabot, Inc., a retail and institutional stock brokerage firm headquartered in Boston, since 1991 and as President of RWM Management Company, a company providing reinsurance and financial counseling services to various companies in which Mr. Morey holds investments, since 1977.


     Elizabeth E. Tallett has been a director of our company since March 1998. Ms. Tallett has been the President and Chief Executive Officer of Dioscor, Inc. since May 1996, President and Chief Executive Officer of Marshall Pharmaceuticals, Inc. since July 2001, President and Chief Executive Officer of Ellard Pharmaceuticals, Inc. since July 1997 and President and Chief Executive Officer of Galenor, Inc. since December 1999, all of which are biopharmaceutical companies. In November 1992, she co-founded Transcell Technologies, Inc., a carbohydrate-based pharmaceutical company, where she served as President and Chief Executive Officer until April 1996. Ms. Tallett is a director of Principal Financial Group, Inc., Principal Life Insurance Company, Principal Financial Services, Inc., Varian, Inc., an analytical scientific instruments company, Varian Semiconductor Equipment Associates, Inc., a semiconductor company, IntegraMed America, Inc., a health services management company specializing in fertility and assisted reproductive technology, and Immunicon Corporation, a cancer research company. She is a founding board member of the Biotechnology Council of New Jersey.


     Timothy T. Weglicki has been a director of our company since August 2001. Mr. Weglicki has been employed as a managing member of ABS Partners, L.P., the General Partner of ABS Capital Partners, L.P., a private equity fund, since December 1993. Prior to December 1993, he was employed as a Managing Director of Alex, Brown & Sons, where he established and headed that firm's capital markets group. He is a director of a number of privately held information technology and health care companies.

     Our board of directors consists of 11 members who are divided into three classes of as nearly equal size as possible. At each annual meeting of our shareholders, directors of the class whose term of office expires in that year are elected for a three-year term. Our Class I directors are Messrs. Wise, Drury and Morey and Ms. Tallett. Our Class II directors are Messrs. Ackerman and Kugelman and Dr. Farley. Our Class III directors are Messrs. Graf, Moorhead and Weglicki and Dr. Austin. The Class I directors' terms of office expire in 2004. The Class II directors' terms of office expire in 2002. The Class III directors' terms of office expire in 2003.

                       PRINCIPAL AND SELLING STOCKHOLDERS

PRINCIPAL STOCKHOLDERS


     The following table sets forth information as of September 30, 2001 regarding the beneficial ownership of our common stock by:


     - each person or group known by us to be the beneficial owner of more than five percent of our common stock;

     - each of our directors;

     - our chief executive officer and our other four most highly compensated executive officers during 2000; and

     - all of our directors and executive officers as a group.

The number of shares beneficially owned is determined in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose.


     For purposes of computing the number of shares and percentage of outstanding common stock beneficially owned by a person or group of persons, the number of shares of common stock outstanding after this offering:


     - is based upon 65,548,138 shares of common stock outstanding as of September 30, 2001;


     - assumes that, substantially concurrent with the closing of this offering of common stock, we purchase, from Principal, 7,053,487 shares of our common stock and a warrant to purchase up to 3,075,182 shares of our common stock with the net proceeds of the offering of our senior notes and cash on hand; and


     - assumes that the underwriters fully exercise their option to purchase up to 1,050,000 additional shares of common stock from Principal to cover over-allotments.

                                          SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                        OWNED PRIOR TO OFFERING     NUMBER      OWNED AFTER OFFERING
                                        ------------------------   OF SHARES   ----------------------
NAME OF BENEFICIAL OWNER                 NUMBER(1)      PERCENT     OFFERED      NUMBER       PERCENT
------------------------                -----------     --------   ---------   ----------     -------
Warburg Pincus(2).....................  19,204,377        29.3%           --   19,204,377      32.8%
Principal Financial Group, Inc.(3)....  17,171,916        25.4     8,050,000           --        --
Wellington Management Company,
  LLP(4)..............................   5,639,000         8.6            --    5,639,000       9.6
Vanguard Health Care Fund(5)..........   3,785,000         5.8            --    3,785,000       6.5
Allen F. Wise.........................     932,425         1.4            --      932,425       1.6
Thomas P. McDonough...................     457,189        *               --      457,189       *
Dale B. Wolf..........................     382,768        *               --      382,768       *
Bernard J. Mansheim, M.D..............     146,157        *               --      146,157       *
James E. McGarry......................     190,451        *               --      190,451       *
John H. Austin, M.D...................     119,859        *               --      119,859       *
Joel Ackerman(6)......................  19,204,377        29.3            --   19,204,377      32.8
David J. Drury(7).....................          --          --            --           --        --
Emerson D. Farley, Jr., M.D...........      85,010        *               --       85,010       *
Thomas J. Graf(7).....................          --          --            --           --        --
Lawrence N. Kugelman..................      74,700        *               --       74,700       *
Rodman W. Moorhead, III(6)............  19,204,377        29.3            --   19,204,377      32.8
Robert W. Morey.......................     100,239        *               --      100,239       *
Elizabeth E. Tallett(7)...............       4,500        *               --        4,500       *
Timothy T. Weglicki...................       7,500        *               --        7,500       *
All executive officers and directors
  as a group (25 persons).............  22,532,662        33.2            --   22,532,662      37.0

---------------

 *  Less than one percent.

(1) Includes the following shares issuable upon exercise of stock options and warrants that are currently exercisable or that become exercisable within 60 days of September 30, 2001: Allen F. Wise, 607,606 shares; Thomas P. McDonough, 322,673 shares; Dale B. Wolf, 305,974 shares; Bernard J. Mansheim, M.D., 110,582 shares; James E. McGarry, 162,446 shares; John H. Austin, M.D., 46,000 shares; Emerson D. Farley, Jr., M.D., 19,000 shares; Lawrence N. Kugelman, 42,000 shares; Robert W. Morey, 42,466 shares; Elizabeth E. Tallett, 4,000 shares; and all executive officers and directors as a group (25 persons), 2,341,307 shares.

(2) Based on information provided by the beneficial owner and our company records. Consists of 9,204,377 shares of our common stock held by Warburg, Pincus Ventures, L.P. and 10,000,000 shares of our common stock held by Warburg, Pincus Equity Partners, L.P. Warburg, Pincus & Co. is the sole general partner of each of these funds and Warburg Pincus LLC is the manager of each of these funds.


(3) Based on information provided by the beneficial owner and our company records. Does not include 13,908 shares held in investment accounts for which Invista Capital Management, LLC, an indirect subsidiary of Principal Financial Group, Inc., acts as investment adviser. Includes 2,068,429 shares currently issuable upon exercise of a warrant to purchase shares of our common stock and does not include an additional 1,006,753 shares currently vested but not exercisable under the warrant. See "Summary -- The
    Offering -- Concurrent Senior Notes Offering" and "-- Arrangements with Principal Relating to this Offering and the Stock and Warrant Repurchase."



(4) Based solely on information set forth in a Schedule 13G filed by Wellington Management Company, LLP on February 13, 2001. Wellington Management Company reported that it has shared voting power with respect to 1,041,500 shares and shared dispositive power with respect to all shares.

    Includes 3,785,000 shares beneficially owned by the Vanguard Specialized Health Care Fund, for which Wellington Management Company acts as investment advisor. See footnote 5 below.


(5) Based solely on information set forth in a Schedule 13G filed by the Vanguard Health Care Fund on February 9, 2001. Vanguard Specialized Health Care Fund reported that it has sole voting power and shared dispositive power with respect to all shares.


(6) Mr. Ackerman and Mr. Moorhead are partners in Warburg Pincus & Co, the sole general partner of Warburg Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P., and, as a result, may be deemed to beneficially own all 19,204,377 shares of common stock owned by Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P. Mr. Ackerman and Mr. Moorehead disclaim beneficial ownership of all shares of our common stock beneficially owned by these entities. See footnote 2 above.



(7) Mr. Drury is a director of Principal Financial Group, Inc., Principal Life Insurance Company and Principal Financial Services, Inc. Mr. Graf is a Senior Vice President of Principal Life Insurance Company. Ms. Tallett is a director of Principal Financial Group, Inc., Principal Life Insurance Company and Principal Financial Services, Inc. Each disclaims beneficial ownership of all shares of our common stock beneficially owned by Principal. See footnote 3 above.


ARRANGEMENTS WITH PRINCIPAL RELATING TO THIS OFFERING AND THE STOCK AND WARRANT REPURCHASE

     On November 30, 2001, we entered into an agreement with Principal to purchase for $20 per share the 7,053,487 shares of our common stock that currently are owned by Principal and are not being sold in this offering and to purchase for $35.0 million a warrant owned by Principal to purchase up to 3,075,182 shares of our common stock. We intend to finance the aggregate purchase price of approximately $176.1 million with the net proceeds of a private placement of $175.0 million aggregate principal amount of our senior notes and cash on hand. Our obligation to complete the purchase of the common stock and the warrant is subject to the substantially concurrent closings of the offering of the senior notes and this offering. Principal's obligation to complete this offering is conditioned on the substantially concurrent closing of our purchase of the common stock and the warrant from them.

     The underwriters have an option as part of this offering to purchase up to 1,050,000 additional shares of common stock from Principal to cover over-allotments. In the event the underwriters do not fully exercise their option to purchase those shares, we have agreed to purchase from Principal any shares that the underwriters do not purchase at the public offering price. We may incur additional indebtedness or use available cash to fund the purchase price for those shares.


     Principal is offering the shares in this offering pursuant to the exercise of its registration rights under the Shareholders' Agreement, dated as of April 1, 1998, among our company and Principal and Principal Life Insurance Company. Pursuant to the terms of the Shareholders' Agreement, we have agreed to indemnify Principal against certain liabilities, including liabilities under the Securities Act, and Principal will pay the underwriting discounts and selling commissions incurred in connection with the sale of its shares in this offering. We have agreed to reimburse Principal for up to $200,000 for other expenses incurred in connection with this offering and the stock and warrant repurchase.


TRANSACTIONS WITH WARBURG PINCUS

     Pursuant to the terms of the Amended and Restated Securities Purchase Agreement, dated April 2, 1997, between the Company and Warburg Pincus, as amended, Warburg Pincus designated two directors currently serving on our board of directors. Pursuant to the agreement and our certificate of incorporation, Warburg Pincus had the right to designate at least two directors until such time as Warburg Pincus converted its shares of our Series A convertible preferred stock into shares of our common stock. On December 26, 2000, Warburg Pincus converted 4,235,840 shares of our preferred stock into 4,236,263 shares of our common stock and acquired 1,026,614 shares of our common stock in a cashless net exercise of warrants. The Amended and Restated Securities Purchase Agreement provides that as long as Warburg Pincus retains ownership of at least 50% of the shares of our common stock it beneficially owned at the time of its original investment in our predecessor in 1997, it will continue to have the right to designate at least one member on our board of directors. Warburg Pincus currently continues to hold all shares represented by its original investment and, therefore, currently has the right to designate one member of our board of directors. Warburg Pincus also has certain rights under the agreement to require us to register all or part of the shares of our common stock owned by it. See "Description of Capital Stock -- Registration Rights."



     We entered into a Shareholders' Agreement with Warburg Pincus, dated as of May 5, 2000, pursuant to which Warburg Pincus has agreed that, until May 2005, it will not acquire more than 34.9% of our outstanding shares of our common stock on a fully diluted basis and will not take certain other actions with respect to our company. Warburg Pincus also has agreed to certain restrictions on direct or indirect transfers of shares of our common stock owned by it.

                          DESCRIPTION OF CAPITAL STOCK

OVERVIEW

     The following summary descriptions of our certificate of incorporation, bylaws, common stock, preferred stock and stock purchase rights are not complete. These summaries are qualified by reference to the complete text of our certificate of incorporation, bylaws and rights agreement and the applicable provisions of the Delaware General Corporation Law.

     Our authorized capital stock consists of:

     - 200,000,000 shares of common stock, par value $.01 per share;

     - 6,000,000 shares of Series A convertible preferred stock, par value $.01 per share; and

     - 1,000,000 shares of undesignated preferred stock, par value $.01 per share.

     As of September 30, 2001, there were 66,731,318 shares of our common stock issued and 65,548,138 shares outstanding. No shares of preferred stock were issued and outstanding.

COMMON STOCK

  VOTING RIGHTS

     Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Our common stock does not have cumulative voting rights.

  DIVIDENDS

     Subject to the rights and preferences of the preferred stock if any, each share of our common stock has an equal and ratable right to receive dividends as declared by the board of directors out of legally available funds.

  LIQUIDATION AND DISSOLUTION

     Subject to the rights and preferences of the preferred stock, if any, each share of our common stock is entitled to share equally and ratably in all assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up of operations.

  OTHER RIGHTS

     Holders of our common stock have no right to:

     - subscribe for any of our securities or maintain their proportionate ownership interest;

     - covert the stock into any other security; or

     - require us to redeem the stock.

     Holders of our common stock are not required to make additional capital contributions. All of our outstanding shares of common stock are fully paid and nonassessable.

SERIES A CONVERTIBLE PREFERRED STOCK

     We have authorized 6,000,000 shares of Series A convertible preferred stock. We issued an aggregate of 4,709,545 shares to Warburg Pincus Ventures, L.P. and Franklin Capital Associates III, L.P. during 1999 upon the conversion of our convertible notes. Warburg Pincus Ventures, L.P. and Franklin converted their shares of Series A convertible preferred stock into shares of common stock in December 2000 and July 2000, respectively. Shares of Series A convertible preferred stock that have been converted into shares of common stock may not be reissued. No shares of Series A convertible preferred stock currently are outstanding and we currently do not intend to issue any of the remaining 1,290,455 shares of our authorized Series A convertible preferred stock.

  VOTING RIGHTS

     Each share of our Series A convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which that share is convertible on all matters submitted to a vote of stockholders, other than the election of directors. For so long as at least 1,000,000 shares of Series A convertible preferred stock remain outstanding, the holders of the Series A convertible preferred stock, voting together as a single class, have the right to elect two directors. In the event the number of directors on our board of directors is increased to more than nine and any shares of Series A convertible preferred stock remain outstanding, the holders of a majority of the Series A convertible preferred stock shall have the right to elect a number of directors equal to the total number of directors multiplied by a fraction, the numerator of which is the number of shares of Series A convertible preferred stock then outstanding and the denominator of which is the total number of shares of our outstanding capital stock, computed on an as converted basis. In addition, the affirmative vote of a majority of the holders of our Series A convertible preferred stock is required to:

     - amend, alter or repeal any provision of our certificate of incorporation or bylaws that would adversely affect the rights of the holders of the Series A convertible preferred stock;

     - issue any shares of Series A convertible preferred stock; or

     - amend, alter or repeal the preferences, special rights or other powers of the Series A convertible preferred stock so as to adversely affect it.

  DIVIDENDS

     The holders of our Series A convertible preferred stock are entitled to participate in dividends with our common stock on an as converted basis.

  LIQUIDATION AND DISSOLUTION

     Subject to the rights and preferences of any shares of preferred stock ranking prior and in preference to our Series A convertible preferred stock, each share of our Series A convertible preferred stock is entitled to a preference of $10.00 per share, subject to adjustment for stock dividends, splits, distributions or combinations with respect to such shares, plus accrued but unpaid dividends, in the event of our liquidation, dissolution or winding up of operations. Following the payment of all preferential amounts required to be paid to the holders of our preferred stock, including the Series A convertible preferred stock, the holders of our common stock are entitled to receive the remaining assets available for distribution.

  ANTI-DILUTION PROVISIONS

     The conversion price of our Series A convertible preferred stock is subject to adjustment from time to time to prevent dilution of the rights of the holders of the Series A convertible preferred stock.

  CONVERSION RIGHTS

     Each share of our Series A convertible preferred stock may be converted at any time, at the option of the holder thereof, into shares of our common stock, at a conversion rate of one share of common stock for each share of Series A convertible preferred stock plus a number of additional shares of common stock equal to the amount of accrued but unpaid dividends, if any, divided by the conversion price then in effect, with an initial conversion price of $10.00 per share. In addition, each share of our Series A convertible preferred stock shall automatically be converted into shares of our common stock at the then effective conversion price upon the vote of the holders of at least a majority of the shares of Series A convertible preferred stock then outstanding.

  REDEMPTION RIGHTS

     We are required to redeem, at a redemption price of $10.00 per share, subject to adjustment for stock dividends, splits, distributions or combinations with respect to such shares, plus an amount equal to accrued but unpaid dividends, on May 15 of each of the years 2002 through 2004, 33 1/3% of the shares of Series A convertible preferred stock outstanding as of May 15, 2002 or such lesser number of shares then outstanding. The Series A convertible preferred stock also is subject to redemption at our option if the market price of our common stock on each of the 20 consecutive trading days during the period ending within five days prior to the giving of written notice of redemption is at least $17.00 per share, subject to adjustment for any stock split, dividend or similar event, at the redemption price then in effect.

UNDESIGNATED PREFERRED STOCK

     Currently our board of directors has the authority, within the limitations and restrictions stated in our certificate of incorporation, to provide for the issuance of up to 1,000,000 shares of preferred stock in one or more series and, by filing with the Secretary of State of the State of Delaware a Certificate of Designations, which will be effective without stockholder action, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions of each series.

     It is not possible to determine the actual effect of the designation of a series of preferred stock on the rights of our stockholders until our board of directors determines the rights of the holders of the series of the preferred stock. Such effects might include:

     - restrictions on the payment of dividends to holders of our common stock;

     - dilution of the voting power of our common stock if the series of preferred stock is convertible into our common stock;

     - restrictions upon any distribution of assets to the holders of our common stock upon liquidation or dissolution and until the satisfaction of any liquidation preference granted to the holders of preferred stock; and

     - a decrease in the market price of our common stock.

STOCK PURCHASE RIGHTS

  OVERVIEW

     Pursuant to a Rights Agreement dated as of March 30, 1998, as amended, each issued and outstanding share of our common stock is accompanied by a stock purchase right which entitles the holder to purchase from us one-tenth of one share of our common stock at an initial exercise price of $80 per tenth of one share, subject to adjustment.

  EXERCISABILITY AND TRANSFERABILITY OF RIGHTS

     Currently, the stock purchase rights are not exercisable or transferable apart from our common stock. The stock purchase rights will become exercisable and transferable upon the earlier to occur of:

     - the close of business on the tenth day after the public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the then outstanding shares of our common stock; and

     - the close of business on the date, following the commencement of a tender or exchange offer, that a majority of our board of directors determines that the tender or exchange offer, if consummated, would result in a person or group of persons acquiring or obtaining the right to acquire beneficial ownership of 15% or more of the then outstanding shares of our common stock.

  FLIP-IN RIGHTS

     Upon the acquisition of 15% of our common stock by a person or group of persons, any stock purchase rights held by such person or group of persons will become null and void. Each other holder of a stock purchase right will have the right to receive, upon exercise, the number of shares of our common stock having a market value immediately prior to the acquisition equal to two times the then current exercise price of the stock purchase right.

  FLIP-OVER RIGHTS

     Once the stock purchase rights become exercisable, if we are acquired in a merger or other business combination or if we sell or transfer more than 50% of our assets or earning power, each holder of a stock purchase right will have the right to receive, upon exercise, shares of the common stock of the surviving entity or acquiring party equal to two times the then current exercise price of the stock purchase rights. This right may be exercised independent of the right exercisable upon the acquisition of 15% of our common stock by a person or group of persons as described above.

  REDEMPTION OF RIGHTS

     Our board of directors may vote to redeem the outstanding stock purchase rights, in whole or in part, at a redemption price of $.001 per right, at any time prior to:

     - the close of business on the tenth day after the public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the then outstanding shares of our common stock; and

     - the close of business on February 7, 2006.

  EXCHANGE OF RIGHTS

     At any time after acquisition of 15% of our common stock by a person or group of persons as described above, our board of directors may exchange the stock purchase rights, in whole or in part, at an exchange ratio of one share of common stock per stock purchase right. Our board of directors, however, may not effect an exchange if any person or group of persons acquires beneficial ownership of 50% or more of our shares of common stock then outstanding.

  EXEMPTIONS


     Acquisitions by Warburg Pincus and any of its affiliates and associates through May 5, 2005 will not trigger the exercisability of the stock purchase rights as long as these entities comply with the Shareholders' Agreement, dated as of May 5, 2000. Following May 5, 2005, Warburg Pincus and its associates and affiliates can acquire shares of our common stock without triggering the stock purchase rights as long as they continually beneficially own at least 15% of our common stock. If at anytime after May 5, 2005, Warburg Pincus, and any of its affiliates and associates beneficially own less than 15% of our common stock, they will no longer be exempt from the Rights Agreement, and will trigger the stock purchase rights if they acquire beneficial ownership of 15% or more of our common stock.


  AMENDMENT OF RIGHTS AGREEMENT

     At any time prior to the stock purchase rights becoming exercisable, our board of directors may amend any provisions of the rights agreement granting the stock purchase rights. At any time after the stock purchase rights become exercisable, our board of directors may amend the rights agreement in any manner consistent with and for the purpose of fulfilling the objectives of the board of directors in originally adopting the rights plan.

REGISTRATION RIGHTS

     Pursuant to the Amended and Restated Securities Purchase Agreement, dated as of April 2, 1997, as amended, among our company, Warburg Pincus Ventures, L.P. and Franklin, Warburg Pincus Ventures, L.P. and Franklin have certain rights to cause us to register under the Securities Act the sale of all or part of the shares of our common stock owned by them, including shares of our common stock subsequently acquired by them and any of our capital stock issued as a dividend or distribution in respect of or in exchange or replacement for shares of our common stock owned by them. The Amended and Restated Securities Purchase Agreement provides for two demand registrations at an aggregate public offering price, before underwriting discounts and commissions, of not less than $20.0 million. Demand registrations must be initiated by the holders of a majority of the then outstanding common stock subject to the registration rights. The Amended and Restated Securities Purchase Agreement also provides for unlimited "piggyback" registrations with respect to registrations initiated by our company for our own account or the account of another security holder. In the event of a registration pursuant to these demand or piggyback registration rights, the stockholders requesting registration are responsible for the underwriting discounts and selling commissions and the fees and disbursements of counsel for the stockholders in excess of $15,000. We are responsible for up $15,000 of the fees and expenses of one counsel for the stockholders and all other expenses in connection with the registration.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

  GENERAL

     The provisions of our certificate of incorporation and bylaws described in this section may delay or make it difficult to effect acquisitions or changes of control of us.

  CLASSIFIED BOARD OF DIRECTORS

     Our board of directors currently is divided into three classes of directors as follows:

     - Class I directors currently are serving a three-year term that will end at the annual meeting of the stockholders in 2004;

     - Class II directors currently are serving a three year term that will end at the annual meeting of the stockholders in 2002; and

     - Class III directors currently are serving a three year term that will end at the annual meeting of the stockholders in 2003.

     Unless the members of our board of directors are approved by all shares of our stock entitled to vote on the election of directors, our certificate of incorporation requires a majority of our directors to be individuals who:

     - are not present or former officers or employees of our company or any subsidiary of our company;

     - are not members of the immediate family of any present or former officers or employees of our company or any subsidiary of our company;

     - are not controlled by or under common control with any present or former officers or employees of our company or any subsidiary of our company.

     Our certificate of incorporation provides that directors may be removed only for cause upon a finding that the director engaged in fraudulent or dishonest conduct, or gross abuse of authority or discretion, and removal of the director is in the best interests of our company. Any removal must be approved by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Directors of the company may be removed for any reason other than cause only upon the affirmative vote of the holders of not less than two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may prevent or deter a stockholder from removing incumbent directors and gaining control of the board of directors by filling vacancies with its own nominees.

     The provisions contained in our certificate of incorporation with respect to our board of directors may be altered, amended or repealed only by the affirmative vote of the holders of at least 75% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

     The overall effect of these provisions may be to make it more difficult to effect a change in control or remove our incumbent directors.

  AMENDMENTS, SUPERMAJORITY VOTING REQUIREMENTS

     When a quorum is present at an annual or special meeting of the stockholders, a vote of the holders of a majority of the voting power entitled to vote decides any question on which our stockholders are entitled to vote unless a different vote is required by statute, applicable stock exchange rule, our certificate of incorporation or our bylaws.

     Our certificate of incorporation and bylaws impose the following supermajority voting requirements in the following circumstances:

     - Our board of directors has the power to adopt, amend or repeal our bylaws without stockholder consent. Our bylaws require the affirmative vote of the holders of not less than 75% of our outstanding capital stock to amend, delete or otherwise alter our bylaws.

     - The affirmative vote of the holders of not less than two-thirds of the outstanding shares of capital stock of our company entitled to vote is required for the removal of one of our directors for any reason other than cause.

     - The affirmative vote of the holders of at least 75% of the voting power of all shares of stock entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, adopt any provision consistent with, or repeal any provision of our certificate of incorporation regarding:

      - the restrictions on present or former officers or employees of our company or any of our subsidiaries, or members of their immediate family, serving on our board of directors;

      - the power of our board of directors to adopt, amend or repeal our bylaws;

      - the number, election, term and removal of members of our board of directors;

      - the filling of newly created directorships and vacancies on our board of directors;

      - the indemnification of our directors, officers, employees and agents;
        and

      - the persons who are entitled to call a special meeting of our stockholders.

     These provisions may make a change in control of our business more difficult by delaying, deterring or preventing a tender offer or takeover attempt or alteration of the rights of certain stockholders. These provisions also may promote the continuity of our management by making it more difficult to remove or change the incumbent members of the board of directors.

STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

     Our bylaws permit any action required or permitted by statute to be taken at a stockholders' meeting to be taken without a meeting if a written consent is delivered to us, signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. Our certificate of incorporation provides that a special meeting of our stockholders may be called by the holders of not less than 50% of all shares entitled to vote at the meeting or by our chief executive officer, president or board of directors.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     Our bylaws require stockholders who want to bring business before an annual or special meeting of stockholders to provide timely written notice to our corporate secretary. A stockholder who desires to make nominations for directors at an annual meeting of stockholders or special meeting of stockholders called by the board of directors for the purpose of electing directors also must provide timely written notice to the secretary. Our bylaws also specify requirements as to the timing and content of the notice of a shareholder proposal or nomination of a director.

     These provisions may have the effect of keeping stockholders from bringing matters before annual and special meetings of our stockholders.

AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW

     Some Delaware law provisions may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.

     Section 203 of the Delaware General Corporation Law provides that, subject to certain stated exceptions, an "interested stockholder" is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. A corporation may not engage in a business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder unless:

     - prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The effect of these provisions may make a change in control of our business more difficult by delaying, deferring or preventing a tender offer or other takeover attempt that a stockholder might consider in its best interest. This includes attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of the board of directors.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation provides that, to the fullest extent authorized by the Delaware General Corporation Law, each person who is or was a director, officer, employee or agent of our company shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, officer, employee or agent, and shall be indemnified against any liability or expense incurred by reason of the fact that the person is or was a director, officer, employee or agent of our company, if the person acted in good faith and in, or not opposed to, our best interests, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     The affirmative vote of the holders of at least 75% of the voting power of all shares of stock entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, adopt any provision inconsistent with, or repeal these indemnification provisions. Our bylaws also contain indemnification provisions similar to and consistent with those described above.

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation against liability actually and reasonably incurred if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In connection with a criminal proceeding, a corporation may indemnify any director, officer, employee or agent who had no reasonable cause to believe his or her conduct was unlawful. However, in actions brought by or in the right of a corporation, the Delaware General Corporation Law does not allow indemnification of a person adjudged to be liable to the corporation unless and only to the extent that a court determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 102(b)(7) of the Delaware General Corporation Law does not permit limitation of the liability of a director for the following:

     - breaches of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or involving intentional misconduct or known violations of law;

     - the payment of unlawful dividends or unlawful stock purchases or redemptions; or

     - transactions in which the director received an improper personal benefit.

     We maintain directors' and officers' liability insurance coverage to insure our directors and officers against liabilities that are not subject to indemnification under our certificate of incorporation.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 58,494,651 shares of common stock outstanding assuming that we purchase 7,053,487 shares of our common stock from Principal with the net proceeds of the offering of our senior notes and cash on hand and that the underwriters fully exercise their option to purchase 1,050,000 additional shares of common stock from Principal. All shares of our common stock outstanding after this offering, other than 50,223 shares, will be freely tradeable without restriction or further registration under the Securities Act unless held by an "affiliate" of our company, as that term is defined in Rule 144 under the Securities Act. Sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.


LOCK-UP AGREEMENTS


     We, our executive officers and directors, Principal and Warburg Pincus have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, subject to certain customary exceptions, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that we may issue shares of our common stock in connection with acquisitions, provided that the recipients of the shares agree to be bound by the same restrictions that bind us. Salomon Smith Barney Inc., in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.


STOCK OPTIONS

     An additional 6,743,315 shares of our common stock may be issued in the future upon the exercise of options granted and available for grant under our Amended and Restated 1998 Stock Incentive Plan. We have registered the issuance of these shares under the Securities Act and, therefore, those shares will be freely tradeable when issued, subject to the volume limitations and other conditions of Rule 144, in the case of shares held by our affiliates.

WARRANTS

     Following this offering, we will have outstanding warrants to purchase 171,991 shares of our common stock. We have not registered the issuance of any of the shares of our common stock to be issued upon exercise of these warrants, and those shares will be subject to all of the restrictions set forth in Rule 144.

REGISTRATION RIGHTS

     Warburg Pincus and Franklin have rights to cause us to register under the Securities Act the sale of all or part of the shares of our common stock owned by them. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Salomon Smith Barney Inc., together with Goldman, Sachs & Co., Lehman Brothers Inc. and CIBC World Markets Corp., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and Principal has agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                 NUMBER OF
                        UNDERWRITER                                SHARES
                        -----------                           ----------------
Salomon Smith Barney Inc. ..................................
Goldman, Sachs & Co. .......................................
Lehman Brothers Inc. .......................................
CIBC World Markets Corp. ...................................
                                                                 ----------
          Total.............................................
                                                                 ==========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed $     per share. The underwriters may allow, and dealers may reallow,
a concession not to exceed $     per share on sales to other dealers. If all of
the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     Principal has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.


     We, our executive officers and directors, Principal and Warburg Pincus have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, subject to certain customary exceptions, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that we may issue shares of our common stock in connection with acquisitions, provided that the recipients of the shares agree to be bound by the same restrictions that bind us.



     Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.


     The common stock is listed on the New York Stock Exchange under the symbol "CVH."

     The following table shows the underwriting discounts and commissions that Principal is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  PAID BY PRINCIPAL
                                                             ---------------------------
                                                             NO EXERCISE   FULL EXERCISE
                                                             -----------   -------------
Per Share..................................................    $           $
Total......................................................    $           $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. The naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate the total expenses of this offering to be paid by our company will be $750,000. The underwriters will reimburse us for a portion of these expenses.


     The underwriters perform investment banking services for us for which they receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform investment banking, advisory and other services for us in the ordinary course of their business.


     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We and Principal have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities. We have agreed to indemnify Principal against certain liabilities, including liabilities under the Securities Act, in connection with this offering.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain matters will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

     Arthur Andersen LLP, independent public accountants, have audited our consolidated balance sheets as of December 31, 1999 and December 31, 2000 and our related financial statements for each of the years in the three-year period ended December 31, 2000. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on Arthur Andersen LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the SEC. We filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement or all of the exhibits and schedules. Additional information about our company and the common stock is included in the registration statement and the exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which reference is made are not complete. With respect to each such contract, agreement or document, reference is made to such document for a more complete description, and each such statement is qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedules filed may be inspected and copied at prescribed rates at the public reference room maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

                   INCORPORATION OF INFORMATION BY REFERENCE

     We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The following documents or portions of documents which we have previously filed with the SEC (File No. 0-19147) are incorporated by reference into this prospectus:


     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 29, 2001;


     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the SEC on May 14, 2001;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the SEC on August 13, 2001; and

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the SEC on November 9, 2001.

     All reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated or deemed to be incorporated by reference in this prospectus.

     We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Requests for such information should be directed to John J. Stelben, Vice President, Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, (301) 581-0600.

                         INDEX TO FINANCIAL STATEMENTS

                           COVENTRY HEALTH CARE, INC.


                                                               PAGE
                                                               ----
       UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets at December 31, 2000 and
  September 30, 2001........................................    F-2
Consolidated Statements of Operations for the nine months
  ended September 30, 2000 and 2001.........................    F-3
Condensed Consolidated Statements of Cash Flows for the nine
  months ended September 30, 2000 and 2001..................    F-4
Notes to Condensed Consolidated Financial Statements........    F-5

             AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants....................   F-10
Consolidated Balance Sheets at December 31, 1999 and
  December 31, 2000.........................................   F-11
Consolidated Statements of Operations for the Years Ended
  December 31, 1998, December 31, 1999 and December 31,
  2000......................................................   F-12
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1998, December 31, 1999 and
  December 31, 2000.........................................   F-13
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, December 31, 1999 and December 31,
  2000......................................................   F-14
Notes to Consolidated Financial Statements..................   F-15

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  2000           2001
                                                              ------------   -------------
                                                                              (UNAUDITED)
                                                                     (IN THOUSANDS,
                                                                   EXCEPT SHARE DATA)
                                          ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  256,229     $  236,319
  Short-term investments....................................       84,659        113,438
  Accounts receivable, net..................................       59,654         74,362
  Other receivables, net....................................       59,226         54,668
  Deferred income taxes.....................................       41,111         41,111
  Other current assets......................................        5,621          7,598
                                                               ----------     ----------
       Total current assets.................................      506,500        527,496
Long-term investments.......................................      411,562        542,475
Property and equipment, net.................................       38,066         32,480
Goodwill and intangible assets, net.........................      261,840        265,403
Other long-term assets......................................       21,068         25,740
                                                               ----------     ----------
       Total assets.........................................   $1,239,036     $1,393,594
                                                               ==========     ==========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Medical claim liabilities.................................   $  388,051     $  443,367
  Other medical liabilities.................................       56,836         60,393
  Accounts payable and other accrued liabilities............      146,304        159,273
  Deferred revenue..........................................       40,972         50,362
                                                               ----------     ----------
       Total current liabilities............................      632,163        713,395
Long-term liabilities.......................................        6,443         11,454
                                                               ----------     ----------
       Total liabilities....................................      638,606        724,849
Stockholders' equity:
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 66,306,880 shares issued and 65,102,006
     outstanding in 2000; 66,731,318 shares issued and
     65,548,138 outstanding in 2001.........................          663            667
  Treasury stock, at cost, 1,204,874 and 1,183,180 shares in
     2000 and 2001, respectively............................      (10,810)       (12,828)
  Additional paid-in capital................................      538,804        539,607
  Accumulated other comprehensive income....................        3,276         11,265
  Retained earnings.........................................       68,497        130,034
                                                               ----------     ----------
  Total stockholders' equity................................      600,430        668,745
                                                               ----------     ----------
  Total liabilities and stockholders' equity................   $1,239,036     $1,393,594
                                                               ==========     ==========


           See notes to condensed consolidated financial statements.

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
Operating revenues:
  Managed care premiums.....................................  $1,851,800    $2,285,646
  Management services.......................................      34,421        47,146
                                                              ----------    ----------
          Total operating revenues..........................   1,886,221     2,332,792
                                                              ----------    ----------
Operating expenses:
  Medical expense...........................................   1,584,245     1,967,390
  Selling, general and administrative.......................     242,850       281,892
  Depreciation and amortization.............................      20,276        19,409
                                                              ----------    ----------
          Total operating expenses..........................   1,847,371     2,268,691
                                                              ----------    ----------
Operating earnings..........................................      38,850        64,101
Other income, net...........................................      29,078        33,988
                                                              ----------    ----------
Earnings before income taxes................................      67,928        98,089
Provision for income taxes..................................      27,525        37,430
Cumulative effect of change in accounting principle -- SFAS
  133, net of tax...........................................          --           878
                                                              ----------    ----------
          Net earnings......................................  $   40,403    $   61,537
                                                              ==========    ==========
Net earnings per share:
  Basic before cumulative effect -- SFAS 133................  $     0.69    $     0.93
  Cumulative effect -- SFAS 133.............................                      0.02
                                                              ----------    ----------
  Basic EPS.................................................  $     0.69    $     0.95
                                                              ==========    ==========
  Diluted before cumulative effect -- SFAS 133..............  $     0.62    $     0.89
  Cumulative effect -- SFAS 133.............................          --          0.02
                                                              ----------    ----------
  Diluted EPS...............................................  $     0.62    $     0.91
                                                              ==========    ==========


           See notes to condensed consolidated financial statements.

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS)
Net cash provided by operating activities...................   $  19,401     $107,097
                                                               ---------     --------
Cash flows from investing activities:
  Capital expenditures, net.................................     (13,766)      (5,520)
  Sales of investments......................................     318,379      271,464
  Purchases of investments..................................    (388,586)    (415,048)
  Payments for acquisitions, net of cash acquired...........         440       28,965
                                                               ---------     --------
Net cash used in investing activities.......................     (83,533)    (120,139)
                                                               ---------     --------
Cash flows from financing activities:
Net payments for repurchase and issuance of stock...........      (2,622)      (6,868)
                                                               ---------     --------
  Net cash used in financing activities.....................      (2,622)      (6,868)
                                                               ---------     --------
Net decrease in cash and cash equivalents...................     (66,754)     (19,910)
Cash and cash equivalents at beginning of period............     240,076      256,229
                                                               ---------     --------
Cash and cash equivalents at end of period..................   $ 173,322     $236,319
                                                               =========     ========
Supplemental disclosure of cash flow information:
Cash paid for interest......................................   $      --     $     --
Income taxes paid, net......................................   $   8,500     $ 22,884


           See notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The condensed consolidated financial statements of Coventry Health Care, Inc. and Subsidiaries ("Coventry" or the "Company") contained in this report are unaudited but reflect all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the results of the interim periods reflected. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to applicable rules and regulations of the Securities and Exchange Commission ("SEC"). The results of operations for the interim periods reported herein are not necessarily indicative of results to be expected for the full year. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's most recent Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 29, 2001.

2.  SIGNIFICANT ACCOUNTING POLICIES

     In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 144 -- "Accounting for the Impairment for Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have a material impact on its results of operations.

     In June 2001, the FASB issued SFAS No. 143 -- "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe this statement will have a material impact on its results of operations.

     In June 2001, the FASB issued two SFAS related to business combinations. The first statement, SFAS No. 141 -- "Business Combinations," requires all business combinations, initiated after June 30, 2001, to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. The Company currently uses the purchase method of accounting for all business combinations, and, therefore, management believes the Company will not be significantly affected by the implementation of this statement.

     The second statement, SFAS No. 142 -- "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. SFAS No. 142 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, noncompete agreements, and customer lists. Intangible assets that have indefinite lives will not be amortized, but instead will be subject to an impairment test. The Company will be required to adopt SFAS No. 142 for the fiscal year beginning January 1, 2002 with the exception that goodwill and intangible assets acquired after June 30, 2001 will not be subject to amortization. Impairment reviews may result in future periodic write-downs in the period in which the impairment took place.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, the Company adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The adjustment was shown separately as a cumulative effect of a change in accounting principle.

                                  (UNAUDITED)

3.  ACQUISITIONS AND DISPOSITIONS

     On January 1, 2001, the Company's subsidiary, Group Health Plan ("GHP"), completed its acquisition of Health Partners of the Midwest's commercial membership for a total purchase price, including transaction costs, of approximately $4.8 million. This acquisition brings the Company's total risk membership in the St. Louis area to approximately 388,000.

     On April 2, 2001, the Company's subsidiary, Coventry Health Care of Kansas, Inc., acquired Kaiser Foundation Health Plan of Kansas City, Inc.'s commercial and Medicare+Choice membership located in Kansas City. Although the Company has paid a $1 million deposit, the final purchase price will be determined based upon members that ultimately transfer to the Company. The acquisition brings Coventry's total membership in the Kansas City area to more than 142,000.

     On May 17, 2001, GHP reached an agreement with Aetna Inc. whereby GHP will act as the replacement carrier for Aetna's St. Louis area commercial health maintenance organization ("HMO") customers. Aetna's St. Louis area HMO members will be directly marketed to by GHP as Aetna winds down its St. Louis area operations. The final purchase price will be determined based upon members that ultimately transfer to the Company. The agreement with Aetna is exclusive to GHP.

     On June 11, 2001, the Company's subsidiary, Coventry Health Care of Louisiana ("CHCLA"), reached an agreement with Aetna Inc. whereby CHCLA will act as a replacement carrier for Aetna's Louisiana commercial HMO customers. Aetna's Louisiana HMO customers will be directly marketed to by CHCLA as Aetna winds down its Louisiana HMO operations. A nominal deposit has been paid, and the final purchase price will be determined based upon members that ultimately transfer to the Company. The agreement with Aetna is exclusive to CHCLA.

     On September 4, 2001, the Company announced the completed acquisition of Blue Ridge Health Alliance, Inc. and its HMO subsidiary, QualChoice of Virginia Health Plan, Inc., for a total purchase price, including transaction costs, of approximately $14.9 million, effective September 1, 2001. The acquisition brings Coventry's total membership in Southwest and Central Virginia to more than 165,000.

4.  COMPREHENSIVE INCOME

     Comprehensive income for the nine months ended September 30, 2000 and 2001 is as follows (in thousands):

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                2000      2001
                                                               -------   -------
Net earnings................................................   $40,403   $61,537
Other comprehensive (loss) gain:
Holding (loss) gain.........................................     2,858    13,337
Reclassification adjustment.................................      (256)    1,199
Cumulative effect -- SFAS 133...............................        --    (1,439)
                                                               -------   -------
Sub-Total...................................................     2,602    13,097
Tax Benefit (Provision).....................................    (1,015)   (5,108)
                                                               -------   -------
Comprehensive income........................................   $41,990   $69,526
                                                               =======   =======

5.  RESTRICTED STOCK AWARDS

     Under the Coventry 1998 Stock Incentive Plan (the "Plan"), as amended and restated, the Company may grant stock options, restricted stock and other stock-based awards to key employees, consultants and

                                  (UNAUDITED)

directors as a form of compensation. As part of the Plan, no more than nine million shares of the Company's stock may be issued for such rewards. In addition, no more than three percent (3%) of the total number of shares of the Company's common stock outstanding may be issued as shares of restricted stock under this Plan.

     In the third quarter of 2001, the Company awarded 483,500 shares of restricted stock with varying vesting periods through July 2005. The fair value of the restricted shares, at the date of grant, is amortized over the vesting period. The restricted stock shares were granted at a weighted-average fair value of $18.80 per share.

6.  EARNINGS PER SHARE

     Basic earnings per share ("EPS") are based on the weighted average number of common shares outstanding during the year. Diluted EPS assumes the exercise of all options, warrants, restricted stock and redeemable convertible preferred stock using the treasury stock method.

     The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted EPS (in thousands, except per share amounts):

                                                              NINE MONTHS ENDED
                                                             SEPTEMBER 30, 2000
                                                   ---------------------------------------
                                                    EARNINGS        SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
Basic EPS........................................    $40,403        58,889         $0.69
Effect of dilutive securities:
Options and warrants.............................                    1,470
Redeemable convertible preferred stock...........                    4,550
                                                     -------        ------         -----
Diluted EPS......................................    $40,403        64,909         $0.62
                                                     =======        ======         =====

                                                              NINE MONTHS ENDED
                                                             SEPTEMBER 30, 2001
                                                   ---------------------------------------
                                                    EARNINGS        SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
Basic EPS
Earnings before Cumulative effect -- SFAS 133....    $60,659        64,951         $0.93
Cumulative effect -- SFAS 133....................        878                        0.02
                                                     -------                       -----
Basic EPS........................................    $61,537                       $0.95
                                                     =======                       =====
Diluted EPS
Earnings before Cumulative effect -- SFAS 133....    $60,659        64,951
Effect of dilutive securities:
Options and warrants.............................                    2,844
                                                     -------        ------
                                                     $60,659        67,795
                                                                                   $0.89
Cumulative effect -- SFAS 133....................        878                        0.02
                                                     -------                       -----
Diluted EPS......................................    $61,537                       $0.91
                                                     =======                       =====

7.  SEGMENT INFORMATION

     The Company has three reportable segments: Commercial, Medicare and Medicaid products. The products are provided to a cross section of employer groups and individuals throughout the Company's

                                  (UNAUDITED)

health plans. Commercial products include health maintenance organization ("HMO"), preferred provider organization ("PPO"), and point-of-service ("POS") products. HMO products provide comprehensive health care benefits to members through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

     The Company evaluates the performance of its operating segments and allocates resources based on gross margin. Assets are not allocated to specific products and, accordingly, cannot be reported by segment. The following tables summarize the Company's reportable segments through gross margin (in thousands):

                                                        NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2000
                                          ---------------------------------------------
                                          COMMERCIAL   MEDICARE   MEDICAID     TOTAL
                                          ----------   --------   --------   ----------
                                                         (IN THOUSANDS)
Revenues................................  $1,340,237   $296,840   $214,723   $1,851,800
Gross Margin............................     200,579     30,056     36,920      267,555

                                                        NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2001
                                          ---------------------------------------------
                                          COMMERCIAL   MEDICARE   MEDICAID     TOTAL
                                          ----------   --------   --------   ----------
                                                         (IN THOUSANDS)
Revenues................................  $1,746,372   $262,624   $276,650   $2,285,646
Gross Margin............................     241,910     32,216     44,130      318,256

     Following are reconciliations of total reportable segment information to financial statement amounts:

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                               ---------------------
                                                                 2000        2001
                                                               ---------   ---------
                                                                  (IN THOUSANDS)
Earnings before income taxes:
Gross margin from reportable segments.......................   $ 267,555   $ 318,256
Management services.........................................      34,421      47,146
Selling, general and administrative.........................    (242,850)   (281,892)
Depreciation and amortization...............................     (20,276)    (19,409)
Other income, net...........................................      29,078      33,988
                                                               ---------   ---------
Earnings before income taxes................................   $  67,928   $  98,089
                                                               =========   =========

8.  LEGAL PROCEEDINGS

     In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through September 30, 2001 may result in the assertion of additional claims. With respect to medical malpractice, the Company carries professional malpractice and general liability insurance for each of its operations on a claims-made basis with varying deductibles for which the Company maintains reserves. In the opinion of management, the outcome of these actions should not have a material adverse effect on the financial position or results of operations of the Company.

                                  (UNAUDITED)

     On April 16, 2001, the Company was served with an Amended Complaint filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled In Re: Humana, Inc., Managed Care Litigation, Charles B. Shane, M.D., et al. vs. Humana, Inc., et al. This matter is a purported class action lawsuit filed by a group of health care providers against the Company and 11 other defendants in the managed care field. The lawsuit alleges multiple violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), violations of the "prompt pay" statutes in certain states, and breaches of contract for failure to pay claims. The lawsuit seeks declaratory, injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Although we can not predict the outcome, we believe this suit is without merit and intend to defend our position vigorously.

     It is possible that the Company may be the target of other similar lawsuits involving RICO, and the Employee Retirement Income Security Act of 1974, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although it is possible that the Company may be the target of other similar lawsuits, the Company believes there is no valid basis for such lawsuits.

     The Company's industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have significant effect on the Company's operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Coventry Health Care, Inc.:

     We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Health Care, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Baltimore, Maryland
February 1, 2001

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  240,076     $  256,229
  Short-term investments....................................       88,365         84,659
  Accounts receivable, net of allowance of $5,548 and $4,886
     as of December 31, 1999 and 2000, respectively.........       53,173         59,654
  Other receivables, net....................................       42,304         59,226
  Deferred income taxes.....................................       56,157         41,111
  Other current assets......................................        3,330          5,621
                                                               ----------     ----------
       Total current assets.................................      483,405        506,500
Long-term investments.......................................      286,162        411,562
Property and equipment, net.................................       37,863         38,066
Goodwill and intangible assets, net.........................      268,289        261,840
Other long-term assets......................................        5,864         21,068
                                                               ----------     ----------
       Total assets.........................................   $1,081,583     $1,239,036
                                                               ==========     ==========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Medical claim liabilities.................................   $  308,095     $  388,051
  Other medical liabilities.................................       54,691         56,836
  Accounts payable and other accrued liabilities............      130,958        146,304
  Deferred revenue..........................................       49,914         40,972
                                                               ----------     ----------
          Total current liabilities.........................      543,658        632,163
Long-term liabilities.......................................       10,445          6,443
                                                               ----------     ----------
          Total liabilities.................................      554,103        638,606
Redeemable convertible preferred stock, $.01 par value;
  Series A, 6,000,000 shares authorized; 4,709,545 shares
  issued and outstanding in 1999; and no shares issued or
  outstanding in 2000.......................................       47,095             --
Stockholders' equity:
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 59,643,753 shares issued and 59,148,797
     outstanding in 1999; and 66,306,880 shares issued and
     65,102,006 outstanding in 2000.........................          596            663
  Treasury stock, at cost, 494,956 and 1,204,874 shares in
     1999 and 2000, respectively............................       (5,380)       (10,810)
  Additional paid-in capital................................      480,792        538,804
  Accumulated other comprehensive income (loss).............       (2,780)         3,276
  Retained earnings.........................................        7,157         68,497
                                                               ----------     ----------
       Total stockholders' equity...........................      480,385        600,430
                                                               ----------     ----------
       Total liabilities and stockholders' equity...........   $1,081,583     $1,239,036
                                                               ==========     ==========

                See notes to consolidated financial statements.

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1998          1999          2000
                                                         ----------    ----------    ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Managed care premiums................................  $2,033,372    $2,082,075    $2,556,953
  Management services..................................      77,011        80,297        47,957
                                                         ----------    ----------    ----------
  Total operating revenues.............................   2,110,383     2,162,372     2,604,910
                                                         ----------    ----------    ----------
Operating expenses:
  Medical expense......................................   1,767,374     1,792,652     2,192,899
  Selling, general and administrative..................     291,919       297,922       330,899
  Depreciation and amortization........................      25,793        28,205        27,026
  Plan shutdown expense................................          --         2,020            --
  AHERF charge.........................................      55,000        (6,282)       (8,429)
  Merger costs.........................................       6,492            --            --
                                                         ----------    ----------    ----------
  Total operating expenses.............................   2,146,578     2,114,517     2,542,395
                                                         ----------    ----------    ----------
Operating earnings (loss)..............................     (36,195)       47,855        62,515
Other income, net......................................      27,251        29,906        39,553
Interest expense.......................................      (8,566)       (1,761)           --
                                                         ----------    ----------    ----------
Earnings (loss) before income taxes....................     (17,510)       76,000       102,068
Provision for (benefit from) income taxes..............      (5,769)       32,565        40,728
                                                         ----------    ----------    ----------
Net earnings (loss)....................................  $  (11,741)   $   43,435    $   61,340
                                                         ==========    ==========    ==========
Net earnings (loss) per share:
Basic..................................................  $    (0.22)   $     0.74    $     1.03
Diluted................................................  $    (0.22)   $     0.69    $     0.93

                See notes to consolidated financial statements.

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                              ACCUMULATED
                                                                 OTHER        (ACCUMULATED
                                               ADDITIONAL    COMPREHENSIVE      DEFICIT)      TREASURY         TOTAL
                                     COMMON     PAID-IN         INCOME          RETAINED      STOCK, AT    STOCKHOLDERS'
                                     STOCK      CAPITAL         (LOSS)          EARNINGS        COST          EQUITY
                                     ------    ----------    -------------    ------------    ---------    -------------
                                                                       (IN THOUSANDS)
Balance, December 31, 1997.........   $337      $146,426        $   592         $(24,537)     $ (5,000)      $117,818
  Comprehensive loss:
  Net loss.........................                                              (11,741)                     (11,741)
  Other comprehensive (loss)
    income:
  Holding loss.....................                                (543)
  Reclassification adjustment......                                 859
                                      ----      --------        -------         --------      --------       --------
                                                                                                                  316
  Tax provision....................                                (114)                                         (114)
                                      ----      --------        -------         --------      --------       --------
  Comprehensive loss...............                                                                           (11,539)
  Issuance of common stock,
    including exercise of options
    and warrants...................    256       304,888                                                      305,144
  Issuance of warrants.............               25,000                                                       25,000
  Tax benefit of stock options
    exercised......................                  116                                                          116
                                      ----      --------        -------         --------      --------       --------
Balance, December 31, 1998.........    593       476,430            794          (36,278)       (5,000)       436,539
  Comprehensive income:
  Net earnings.....................                                               43,435                       43,435
  Other comprehensive (loss)
    income:
  Holding loss.....................                              (6,026)
  Reclassification adjustment......                                 167
                                      ----      --------        -------         --------      --------       --------
                                                                                                               (5,859)
  Tax benefit......................                               2,285                                         2,285
                                      ----      --------        -------         --------      --------       --------
  Comprehensive income:............                                                                            39,861
  Issuance (purchase) of common
    stock, including exercise of
    options and warrants...........      3         3,931                                          (380)         3,554
  Issuance of warrants.............                                                                                --
  Tax benefit of stock options
    exercised......................                  431                                                          431
                                      ----      --------        -------         --------      --------       --------
Balance, December 31, 1999.........    596       480,792         (2,780)           7,157        (5,380)       480,385
  Comprehensive income:
  Net earnings.....................                                               61,340                       61,340
  Other comprehensive income:
  Holding gain.....................                               9,030
  Reclassification adjustment......                                 956
                                      ----      --------        -------         --------      --------       --------
                                                                                                                9,986
  Tax provision....................                              (3,930)                                       (3,930)
  Comprehensive income.............                                                                            67,396
  Issuance (purchase) of common
    stock, including exercise of
    options and warrants...........     67        54,654                                        (5,430)        49,291
  Issuance of warrants.............                                                                                --
  Tax benefit of stock options
    exercised......................                3,358                                                        3,358
                                      ----      --------        -------         --------      --------       --------
Balance, December 31, 2000.........   $663      $538,804        $ 3,276         $ 68,497      $(10,810)      $600,430
                                      ====      ========        =======         ========      ========       ========

                See notes to consolidated financial statements.

                  COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1998       1999        2000
                                                              --------   ---------   ---------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings (loss).......................................  $(11,741)  $  43,435   $  61,340
  Adjustments to reconcile net earnings (loss) to cash
    provided by operating activities:
    Depreciation and amortization...........................    25,793      28,205      27,026
    Deferred income tax provision (benefit).................   (19,439)     14,038      15,787
    Loss (gain) on sales of medical offices & property
      disposals.............................................      (399)        287          --
    Non-cash interest on convertible note...................     3,496       1,557          --
    Other...................................................     3,631         100      (2,118)
  Changes in assets and liabilities, net of effects of the
    purchase of subsidiaries
    Accounts receivable.....................................    14,163      (7,357)       (524)
    Other receivables.......................................    12,677     (17,265)    (16,043)
    Other current assets....................................      (424)        388      (1,899)
    Other assets............................................     2,373        (133)        500
    Medical claims liabilities..............................    36,184     (41,982)     34,578
    Other medical liabilities...............................    73,079     (20,007)    (11,549)
    Accounts payable and other accrued liabilities..........   (70,741)     (7,139)     10,690
    Deferred revenue........................................       516       3,012     (12,252)
    Other long-term liabilities.............................      (724)     (8,269)        (94)
                                                              --------   ---------   ---------
Net cash provided by (used in) operating activities.........    68,444     (11,130)    105,442
                                                              --------   ---------   ---------
Cash flows from investing activities:
  Capital expenditures, net.................................    (3,196)    (14,717)    (16,024)
  Sales of investments......................................   122,871     253,489     425,292
  Purchases of investments & other..........................  (141,577)   (425,109)   (524,040)
  Payments for acquisitions.................................        --     (10,133)    (30,441)
  Proceeds from sales of subsidiaries & medical offices.....    99,277          --          --
  Proceeds from sale of Renewal Rights Agreement............        --      19,850          --
  Cash acquired in conjunction with acquisitions............   148,600      19,730      55,423
                                                              --------   ---------   ---------
Net cash (used in) provided by investing activities.........   225,975    (156,890)    (89,790)
                                                              --------   ---------   ---------
Cash flows from financing activities:
  Payments on long-term debt................................   (44,491)       (781)         --
  Net proceeds from issuance of stock.......................     1,416       3,934       7,090
  Net payments for repurchase and issuance of stock.........        --        (380)     (6,589)
                                                              --------   ---------   ---------
Net cash provided by (used in) financing activities.........   (43,075)      2,773         501
                                                              --------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........   251,344    (165,247)     16,153
Cash and cash equivalents at beginning of period............   153,979     405,323     240,076
                                                              --------   ---------   ---------
Cash and cash equivalents at end of period..................  $405,323   $ 240,076   $ 256,229
                                                              ========   =========   =========
Supplemental disclosure of cash flow information:
Cash paid for interest......................................  $  3,386   $      --   $      --
Income taxes paid, net......................................  $  9,487   $  40,210   $  20,941

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1999 AND 2000

A.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Coventry Health Care, Inc. (together with its subsidiaries, the "Company", "we", "our", or "us") is a managed health care company operating health plans under the names Coventry Health Care, Coventry Health and Life, HealthAmerica, HealthAssurance, HealthCare USA, Group Health Plan, SouthCare, Southern Health, Carelink Health Plans and WellPath. The Company provides a full range of managed care products and services including health maintenance organization ("HMO"), point of service ("POS") and preferred provider organization ("PPO") products. The Company also administers self-insured plans for large employer groups. The Company was incorporated under the laws of the state of Delaware on December 17, 1997, and is the successor to Coventry Corporation, which was incorporated on November 21, 1986.

     The Company began operations in 1987 with the acquisition of the American Service Companies ("ASC") entities, including the Coventry Health and Life Insurance Company ("CH&L"). In 1988, the Company acquired HealthAmerica Pennsylvania, Inc. ("HAPA"), a Pennsylvania HMO. In 1990, the Company acquired Group Health Plan, Inc. ("GHP"), a St. Louis, Missouri HMO. In 1994, the Company acquired Southern Health Services, Inc. ("SHS"), a Richmond, Virginia HMO. In 1995, the Company acquired HealthCare USA, Inc. ("HCUSA"), a Jacksonville, Florida based Medicaid managed care company. In 1998, the Company acquired certain assets of Principal Health Care, Inc. ("PHC") from Principal Mutual Life Insurance Company, now known as Principal Life Insurance Company ("Principal Life"). On October 1, 1999, the Company acquired Carelink Health Plans ("Carelink") from Camcare, Inc. On February 1, 2000, the Company acquired PrimeONE, Inc. from The Anthem Company. On August 1, 2000, the Company acquired Maxicare Louisiana, Inc. ("Maxicare"), a Louisiana HMO. On October 1, 2000, the Company acquired WellPath Community Health Plans ("WellPath"), the managed care subsidiary of Duke University Health System. See Notes B and C to consolidated financial statements for additional information on acquisitions.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. Interests of other investors in the Company's majority owned (or otherwise effectively-controlled) subsidiaries are accounted for as minority interests and are included in other long-term liabilities for financial reporting purposes.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- Cash and cash equivalents consist principally of overnight repurchase agreements, money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

     Investments -- The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company considers all of its investments as available-for-sale, and accordingly, records unrealized gains and losses, net of deferred income taxes, as a separate component of stockholders' equity. Realized gains and losses on the sale of these investments are determined on a specific identification basis.

     Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of time deposits, U.S. Treasury Notes, and obligations of various states and municipalities. Long-term investments have original maturities in excess of one year and primarily consist of debt securities.

     Other Receivables -- Other receivables include interest receivable, reinsurance claims receivable, receivables from providers and suppliers and any other receivables that do not relate to premiums.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

     Long-lived Assets -- The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with SFAS No. 121, the Company evaluates long-lived assets to be held for events or changes in circumstances that would indicate that the carrying value may not be recoverable. In making that determination, the Company considers a number of factors, including undiscounted future cash flows, prior to interest expense. The Company measures an impairment loss by comparing the fair value of the assets to their carrying value. Fair values are determined by using market prices for similar assets, if available, or discounted future estimated cash flows, prior to interest expense. Assets held for sale are recorded at the lower of the carrying amount or fair value, less any cost of disposition.

     Goodwill and Intangible Assets -- Goodwill and intangible assets consist of costs in excess of the fair value of the net assets of subsidiaries or operations acquired. Goodwill is amortized using the straight-line method over periods ranging from 15 to 35 years. The remaining unamortized goodwill and intangible asset balances at December 31, 2000 are as follows (in thousands):

                                              ESTIMATED                ACCUMULATED
               DESCRIPTION                   USEFUL LIFE     AMOUNT    AMORTIZATION   NET BOOK VALUE
               -----------                  -------------   --------   ------------   --------------
Customer Lists............................  5 years         $  7,233     $ 4,983         $  2,250
HMO Licenses..............................  15-20 years       10,700       1,748            8,952
Goodwill..................................  15-35 years      317,952      67,314          250,638
                                                            --------     -------         --------
          Total...........................                  $335,885     $74,045         $261,840
                                                            ========     =======         ========

     Goodwill amortization expense for the years ended December 31, 1998, 1999 and 2000 was approximately $8.2 million, $8.0 million, and $8.6 million, respectively. All other amortization was approximately $5.4 million, $6.6 million, and $1.6 million for the years ended December 31, 1998, 1999 and 2000, respectively. In accordance with SFAS 121 and Accounting Principles Board Opinion ("APB") No. 17 "Accounting for Intangible Assets," the Company periodically evaluates the realizability of goodwill and intangible assets and the reasonableness of the related lives in light of factors such as industry changes, individual market competitive conditions, and operating income.

     Other Long-term Assets -- Other assets consist primarily of assets related to the supplemental executive retirement plan (See Note N to consolidated financial statements).

     Medical Claims Liabilities -- Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics, and other related information. Although considerable variability is inherent in such estimates, management believes that the liability is adequate. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

     Revenue Recognition -- Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or the Company upon thirty days written notice. Management services revenues are recognized in the period in which the related services are performed. Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management ("OPM") on a periodic basis. Such audits are usually a number of years in arrears. The Company provides reserves, on an estimated basis annually, based on the appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 must be adopted no later than the fourth quarter of fiscal year 2000. The adoption of SAB No. 101 did not have a material effect on the Company's financial position or results of operations.

     Significant Customers -- For the years ended December 31, 1998, 1999, and 2000, the Company received 15.2%, 16.0%, and 15.8%, respectively, of its revenue from the Federal Medicare program throughout the Company's various markets.

     Reinsurance -- Premiums paid to reinsurers are reported as medical expense and the related reinsurance recoveries are reported as deductions from medical expense.

     Income Taxes -- The Company files a consolidated tax return for the Company and its wholly owned consolidated subsidiaries. The Company accounts for income taxes in accordance with SFAS No. 109. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See Note H for disclosures related to income taxes.

     Stock-based Compensation -- The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue to account for stock-based compensation to employees under APB No. 25 and complies with the disclosure requirements for SFAS No. 123. See Note J for disclosures related to stock-based compensation.

     In March 2000, the FASB issued Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25." FIN No. 44 clarifies the application of APB No. 25 for certain issues including: (a) the definition of "employee" for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. In general, FIN No. 44 was effective July 1, 2000. The adoption of FIN No. 44 did not have a material effect on the Company's financial position or results of operations.

     Comprehensive Income -- Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that changes in the amounts of certain items, including unrealized gains and losses on certain securities, be shown in the financial statements as part of comprehensive income. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

     Segment Reporting -- Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires that all public business enterprises report information about the revenues derived from the enterprise's products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets and about major customers regardless of whether that information is used in making operating decisions. The Company has two reportable segments:
Commercial products and Government products. The products are provided to a cross section of employer groups through the Company's health plans in the Midwest, Mid-Atlantic, and Southeastern United States.

     Commercial products include HMO, PPO, and POS products. HMO products provide comprehensive health care benefits to enrollees through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for an increase in out-of-pocket costs to the member.

     Governmental products include Medicare Risk and Medicaid. The Company provides comprehensive health benefits to members participating in government programs and receives premium payments from federal and state governments. The Company evaluates the performance of its operating segments and allocates resources based on gross margin. Assets are not allocated to specific products and, accordingly, cannot be reported by segment. See Note S for disclosures on segment reporting.

     Derivative Instruments -- In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. In June 1999, the FASB also issued SFAS No. 137, which defers the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, which amends SFAS No. 133 with regards to specific hedging risks, foreign-currency-denominated assets and liabilities, and intercompany derivatives. Effective January 1, 2001, the Company adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $900,000, net of tax, will be recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The adjustment will be shown separately as a cumulative effect of a change in accounting principle.

     Computer Software -- Effective January 1, 1999, the Company adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" issued by the American Institute of Certified Public Accountants ("AICPA"). SOP 98-1 provides authoritative guidance for the capitalization of certain costs related to computer software developed or obtained for internal applications, such as external direct costs of materials and services, payroll costs for employees and certain interest costs. Costs incurred during the preliminary project stage, as well as training and data conversion costs, are to be expensed as incurred. The adoption of SOP 98-1 did not have a material effect on the Company's consolidated financial statements.

     Business Combinations and Intangibles, Accounting for Goodwill -- In February 2001, the FASB issued a revised Exposure Draft entitled "Business Combinations and Intangibles -- Accounting for Goodwill." This proposed Statement would prohibit registrants from using the pooling method of accounting for business combinations. This guidance would also continue to require recognition of purchased goodwill as an asset but would prohibit amortization of such goodwill. Goodwill would instead be tested for impairment on an ongoing basis using a fair-value-approach, and any adjustments thereto would result in a separate charge to earnings in the period in which the impairment took place. The Statement would become effective at the beginning of the fiscal quarter immediately following the date of issuance. Earlier application would not be permitted, nor would retroactive application to financial statements of prior periods. The effect, on the Company, of the adoption of this proposed Statement would be to eliminate goodwill amortization expense, the annual amounts of which are shown previously in this Note.

     Reclassifications -- Certain 1998 and 1999 amounts have been reclassified to conform to the 2000 presentation.

B.  PHC ACQUISITIONS AND DISPOSITIONS

     Effective April 1, 1998, the Company completed its acquisition of certain PHC health plans from Principal Life for a total purchase price of approximately $330.2 million including transaction costs of approximately $5.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of PHC have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price consisted of 25,043,704 shares of the Company's common stock at an assigned value of $11.96 per share. In addition, a warrant valued at $25.0 million ("the Warrant") was issued that grants Principal Life the right to acquire additional shares of the Company's common stock in the event that its ownership percentage of such common stock is diluted below 40%. The Warrant is included as a component of additional paid-in capital in the accompanying consolidated financial statements. Through April 2003, Principal Life is restricted from buying additional shares of the Company's common stock to increase its ownership percentage above 40%.

     Coincident with the closing of the transaction, the Company entered into a Renewal Rights Agreement and a Coinsurance Agreement with Principal Life, to manage certain of Principal Life's indemnity health insurance policies in the markets where the Company does business and, on December 31, 1999, to offer to renew such policies in force at that time. Effective June 1, 1999, the Company amended these agreements with Principal Life and waived its rights to reinsure and renew Principal Life's health insurance indemnity business located in the Company's service area. The Company received $19.8 million in cash in exchange for waiving these rights. At the date of the amendment, the Renewal Rights and Coinsurance Agreements had a net book value of $19.7 million resulting in a gain of $100,000.

     At the closing, the Company also entered into a Marketing Services Agreement and a Management Services Agreement with Principal Life. Both agreements expired on December 31, 1999. Pursuant to the agreements, the Company recognized revenue of approximately $23.0 million and $25.5 million for the years ended December 31, 1998 and 1999, respectively.

     As a result of the acquisition, the Company assumed an agreement with Principal Life, whereby Principal Life paid a fee for access to the Company's PPO network based on a fixed rate per employee entitled to access the PPO network and a percentage of savings realized by Principal Life. Effective June 1, 1999, Coventry sold the Illinois portion of the PPO network back to Principal Life. Under this agreement, the Company recognized revenue of approximately $12.0 million and $8.0 million for the years ended December 31, 1998 and 1999, respectively.

     Effective November 30, 1998, the Company sold its subsidiary, Principal Health Care of Illinois, Inc., for $4.3 million in cash. The Illinois health plan accounted for approximately 56,000 risk members and approximately 2,400 non-risk members as of November 30, 1998.

     On December 31, 1998, the Company sold its subsidiary, Principal Health Care of Florida, Inc., for $95.0 million in cash. The Florida health plan accounted for approximately 156,000 risk members and 5,500 non-risk members as of December 31, 1998.

     The proceeds from both sales were used to retire the Company's credit facility, to assist in improving the capital position of its regulated subsidiaries, and for other general corporate purposes. Given the short time period between the respective acquisition and sale dates and the lack of events or other evidence which would indicate differing values, no gain or loss was recognized on the sales of the Florida and

Illinois health plans, as the sale prices were considered by management to be equivalent to the fair values allocable to these plans at the date of their acquisition from Principal Life in April 1998.

     In connection with the acquisition of certain PHC health plans and the sales of the Florida and Illinois plans, the Company established reserves of approximately $33.0 million for the estimated transition costs of the PHC health plans. These reserves are primarily comprised of severance costs related to involuntary terminations of former PHC employees, relocation costs of former PHC personnel, lease termination costs and contract termination costs. Through December 31, 2000, the Company has expended the entire $33.0 million related to these reserves.

     The purchase price for certain of the PHC plans was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The $174.0 million excess of purchase price over the net identified tangible assets acquired was allocated to identifiable intangible assets and goodwill. The allocated amounts, net of the Florida and Illinois health plans and net of the impact of waiving the Renewal Rights and Coinsurance Agreements and the expiration of the Marketing Services Agreement, Management Services Agreement and PPO access agreement, and their related useful lives are as follows:

                                                                                ESTIMATED
DESCRIPTION                                                       AMOUNT       USEFUL LIFE
-----------                                                       ------       -----------
                                                              (IN THOUSANDS)
Customer Lists..............................................     $  7,233        5 years
HMO Licenses................................................       10,000       20 years
Goodwill....................................................      156,795       35 years
                                                                 --------
          Total.............................................     $174,028
                                                                 ========

     The following unaudited pro-forma condensed consolidated results of operations assumes the PHC acquisition and the sales of the Florida and Illinois health plans occurred on January 1, 1998, and excludes the non-recurring charge to merger costs of $6.5 million (see Note E), in thousands, except per share data.

                                                              DECEMBER 31, 1998
                                                              -----------------
                                                                 (UNAUDITED)
Operating revenues..........................................     $2,021,580
Net loss....................................................        (32,165)
Loss per share, basic.......................................          (0.55)

     In the fourth quarter of 1999, the Company notified the Indiana Department of Insurance of its intention to close its subsidiary, Coventry Health Care of Indiana, Inc., formerly Principal Health Care of Indiana, Inc. As of December 31, 2000, the health plan had no remaining members throughout the state. As a result of the cost associated with exiting the Indiana market, the Company recorded a reserve of $2.0 million in the fourth quarter of 1999. The Company closed the health plan in the fourth quarter of 2000 and had expended approximately $1.3 million of the reserve as of December 31, 2000.

C.  OTHER ACQUISITIONS

     Effective October 1, 1999, the Company acquired Carelink Health Plans ("Carelink"), the managed care subsidiary of Camcare, Inc., for a total purchase price of approximately $8.4 million including transaction costs of approximately $400,000. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the operating results of Carelink have been included in the Company's consolidated financial statements since the date of the acquisition. The purchase price for Carelink was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The $1.0 million excess of purchase price over the net identified tangible assets acquired was allocated to goodwill which is amortized over a useful life of 25 years.

     On November 1, 1999, the Company's subsidiary, Coventry Health Care of the Carolinas, Inc., acquired Kaiser Foundation Health Plan of North Carolina's ("KFHPNC") commercial membership in Charlotte, North Carolina. The total purchase price was approximately $2.1 million including transaction costs.

     Effective February 1, 2000, the Company completed its acquisition of The Anthem Company's West Virginia managed care subsidiary, PrimeONE, Inc. ("PrimeONE"), for a purchase price of $1.25 million plus statutory net worth and transaction costs for a total approximate purchase price of $4.3 million. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the operating results of PrimeONE have been included in the Company's consolidated financial statements since the date of the acquisition. The purchase price for PrimeONE was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The $300,000 excess of purchase price over the net identifiable assets acquired was allocated to goodwill, which is amortized over a useful life of 25 years.

     On February 3, 2000, Coventry completed the acquisition of Prudential Health Care Plan, Inc.'s Medicaid business in St. Louis, Missouri for approximately $100 per member. The final payment for the purchase of the Medicaid business of approximately 9,400 members was made during the third quarter of 2000.

     On August 1, 2000, Coventry completed the acquisition of Maxicare Louisiana, Inc. ("Maxicare") for a purchase price of $550,000 plus statutory net worth and transaction costs for a total approximate purchase price of $3.5 million. As of the purchase date, Maxicare had approximately 14,000 members. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the operating results of Maxicare have been included in the Company's consolidated financial statements since the date of the acquisition. The purchase price for Maxicare was allocated to the assets, including identifiable intangible assets, and liabilities based on the estimated fair values. The $1.7 million excess of purchase price over the net identifiable assets acquired was allocated to goodwill, which is amortized over a useful life of 25 years.

     On October 2, 2000, Coventry completed the acquisition of WellPath Community Health Plans ("WellPath"), for a purchase price of $21.2 million including transaction costs of $500,000. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the operating results of WellPath have been included in the Company's consolidated financial statements since the date of the acquisition. The purchase price for WellPath was allocated to the assets, including identifiable intangible assets, and liabilities based on the estimated fair values. The $5.7 million excess of purchase price over the net identifiable assets acquired was allocated to goodwill, which is amortized over a useful life of 25 years.

     The following unaudited pro-forma condensed consolidated results of operations assumes the acquisitions of Carelink, PrimeONE, Maxicare and WellPath health plans occurred on January 1, 1999 and 2000, and is in thousands, except per share data.

                                                     DECEMBER 31, 1999    DECEMBER 31, 2000
                                                     -----------------    -----------------
                                                        (UNAUDITED)          (UNAUDITED)
Operating revenues.................................     $2,486,506           $2,798,818
Net earnings.......................................         28,690               47,495
Earnings per share, basic..........................           0.49                 0.80
Earnings per share, diluted........................           0.46                 0.72

D.  AHERF CHARGE

     The Company and certain affiliated hospitals of Allegheny Health, Education and Research Foundation ("AHERF") were involved in litigation to determine if the Company had the financial responsibility for medical services provided to the Company's members by the hospitals as a consequence of the bankruptcy filed by AHERF on July 21, 1998. As a result of the bankruptcy, AHERF failed to pay for medical services under its global capitation agreement with the Company covering approximately 250,000 Company members in the western Pennsylvania market.

     Shortly after AHERF filed for bankruptcy protection, the Company filed a lawsuit against AHERF's non-debtor, affiliated hospitals seeking a declaratory judgment that the Company was not obligated to pay in excess of $21.5 million to the hospitals for medical services provided by them to the Company's members. The lawsuit also included additional claims for monetary damages. In response, the hospitals filed a counterclaim alleging that the Company's subsidiary, HealthAmerica Pennsylvania, Inc., was liable to the hospitals for payment of these medical services.

     As a result, the Company, which is ultimately responsible for medical costs delivered to its members, notwithstanding the global capitation agreement, recorded a charge of $55.0 million in the second quarter of 1998 to establish a reserve for, among other things, the medical costs incurred by its members under the AHERF global capitation agreement at the time of the bankruptcy filing.

     On July 22, 1999, the Company reached a settlement with the hospitals, including Allegheny General Hospital, formerly owned by AHERF, and its new owner, Western Pennsylvania Health Care System ("West Penn"), whereby the hospitals agreed that the Company would not be liable for the payment of certain medical services rendered by the hospitals to the Company's members prior to July 21, 1998, the date of AHERF's bankruptcy filing. Simultaneous with the settlement, the Company signed a new three-year provider contract with West Penn. The conditions to execute the settlement and the provider contract were finalized in October 1999 and, as a result, all liability issues surrounding AHERF's failure to fulfill its contractual obligations and the Company's remaining obligations have been determined and all AHERF-related litigation has been concluded.

     As of December 31, 2000, approximately $40.7 million of the $55.0 million reserve had been paid for medical claims and lease expenses. As a result of the settlement, the Company released $6.3 million and $4.3 million of the reserve, which were reflected as gains in the fourth quarter and year-end 1999 and 2000 results, respectively. The balance of the reserve represents the Company's remaining obligations under the settlement and will be expended through August 2007. As a result of recoveries from the AHERF bankruptcy proceedings, the Company recorded an additional gain of $4.1 million in the fourth quarter of 2000.

E.  MERGER COSTS

     In connection with the acquisition of the PHC health plans, the Company relocated its corporate headquarters from Nashville, Tennessee to Bethesda, Maryland. As a result, the Company established a one-time reserve in 1998 of approximately $6.5 million for the incurred and anticipated costs related to the relocation of the corporate office and other direct merger related costs. The reserve is primarily comprised of severance costs related to involuntary terminations, relocation costs for management personnel, and lease costs, net of sublease income, related to the unused space remaining at the old headquarters location. As of December 31, 2000, the Company expended approximately $6.2 million and expects to make payments through March 2003 related to these charges.

F.  PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Land........................................................  $    350   $    350
Buildings and leasehold improvements........................    14,310     11,524
Equipment...................................................    62,567     80,123
                                                              --------   --------
Sub-Total...................................................    77,227     91,997
                                                              --------   --------
Less accumulated depreciation and amortization..............   (39,364)   (53,931)
                                                              --------   --------
Property and equipment, net.................................  $ 37,863   $ 38,066
                                                              ========   ========

     Depreciation expense for the years ended December 31, 1998, 1999, and 2000 was approximately $12.2 million, $13.6 million, and $16.9 million, respectively.

G.  INVESTMENTS IN DEBT SECURITIES

     The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses, as other comprehensive income, in the stockholders' equity section of its consolidated balance sheets. As of December 31, 1999 and 2000, stockholders' equity was decreased by approximately $5.9 million and increased by $10.0 million, respectively, netted by a deferred tax benefit of approximately $2.3 million and a deferred tax provision of $3.9 million, respectively, to reflect the net unrealized investment loss/gain on securities.

     The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 1999 and 2000 (in thousands):

                                            AMORTIZED   UNREALIZED   UNREALIZED      FAIR
1999                                          COST         GAIN         LOSS        VALUE
----                                        ---------   ----------   ----------    --------
State and municipal bonds.................  $107,821       $ 97       $(1,369)     $106,549
Asset-backed securities...................    16,383          6          (172)       16,217
Mortgage-backed securities................    63,577        424        (1,021)       62,980
US Treasury & agencies securities.........    34,046         23        (1,148)       32,921
Other debt securities.....................   157,257        128        (1,525)      155,860
                                            --------       ----       -------      --------
                                            $379,084       $678       $(5,235)     $374,527
                                            ========       ====       =======      ========

                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
2000                                           COST         GAIN         LOSS       VALUE
----                                         ---------   ----------   ----------   --------
State and municipal bonds..................  $121,932      $  696       $(112)     $122,516
Asset-backed securities....................    34,278         661         (27)       34,912
Mortgage-backed securities.................    81,245       1,713        (143)       82,815
US Treasury & agencies securities..........    24,128         189          (7)       24,310
Other debt securities......................   229,209       2,713        (254)      231,668
                                             --------      ------       -----      --------
                                             $490,792      $5,972       $(543)     $496,221
                                             ========      ======       =====      ========

     The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 1999 and December 31, 2000 (in thousands):

                                                              AMORTIZED      FAIR
1999                                                            COST        VALUE
----                                                          ---------    --------
Maturities:
Within 1 year...............................................  $102,126     $102,045
1 to 5 years................................................   114,850      113,517
6 to 10 years...............................................    68,382       66,373
Over 10 years...............................................    93,726       92,592
                                                              --------     --------
Total short-term and long-term securities...................  $379,084     $374,527
                                                              ========     ========

                                                              AMORTIZED     FAIR
2000                                                            COST       VALUE
----                                                          ---------   --------
Maturities:
Within 1 year...............................................  $171,707    $171,953
1 to 5 years................................................   240,124     243,193
6 to 10 years...............................................    60,392      61,958
Over 10 years...............................................    18,569      19,117
                                                              --------    --------
Total short-term and long-term securities...................  $490,792    $496,221
                                                              ========    ========

     Proceeds from the sale and maturities of investments were approximately $253.5 million and $425.3 million for the years ended December 31, 1999 and 2000, respectively. Gross investment gains of approximately $1.0 million and gross investment losses of approximately $1.2 million were realized on these sales for the year ended December 31, 1999. This compares to gross investment gains of approximately $100,000 and gross investment losses of approximately $1.1 million realized on these sales for the year ended December 31, 2000.

H.  INCOME TAXES

     The provision (benefit) for income taxes consists of the following (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           1998      1999      2000
                                                         --------   -------   -------
Current provision:
Federal................................................  $ 12,907   $15,606   $21,996
State..................................................       763     2,921     2,945
Deferred provision (benefit):
Federal................................................   (14,695)   11,092    13,358
State..................................................    (4,744)    2,946     2,429
                                                         --------   -------   -------
Total..................................................  $ (5,769)  $32,565   $40,728
                                                         ========   =======   =======

     The expected tax provision based on the statutory rate of 35.0% differs from the Company's effective tax rate as a result of the following:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              1998     1999     2000
                                                             ------    -----    -----
Statutory federal tax rate.................................  (35.00)%  35.00%   35.00%
Effect of:
State income taxes, net of federal taxes...................   (4.04)%   4.00%    3.06%
Amortization of goodwill...................................   18.60%    4.72%    3.13%
Tax exempt interest income.................................  (13.77)%  (1.51)%  (1.44)%
Other......................................................    1.27%    0.64%    0.15%
Income tax provision (benefit).............................  (32.94)%  42.85%   39.90%

     The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 2000 are presented below (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Deferred tax assets:
Deferred revenue............................................  $ 3,005    $  2,922
Medical liabilities.........................................    4,748       5,749
Accounts receivable.........................................    2,158       1,900
Deferred compensation.......................................    4,525       4,102
Other accrued liabilities...................................   32,543      31,145
Other assets................................................   10,954       7,554
Net operating loss carryforward.............................    3,769      15,854
                                                              -------    --------
Gross deferred tax assets...................................   61,702      69,226
Less valuation allowance....................................   (3,252)     (3,252)
                                                              -------    --------
Deferred tax asset..........................................   58,450      65,974
Deferred tax liabilities:
Property and equipment......................................   (5,000)     (5,302)
Intangibles and other.......................................   (2,650)     (5,302)
                                                              -------    --------
Gross deferred tax liabilities..............................   (7,650)    (10,604)
                                                              -------    --------
Net deferred tax asset......................................  $50,800    $ 55,370
                                                              =======    ========

     The valuation allowance for deferred tax assets as of December 31, 1999 and 2000 is $3.3 million due to the Company's belief that the realization of the deferred tax asset resulting from federal and state net operating loss carryforwards associated with certain acquisitions is doubtful.

I. CONVERTIBLE EXCHANGEABLE SUBORDINATED NOTES AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

     During the quarter ended June 30, 1997, the Company entered into a securities purchase agreement ("Warburg Agreement") with Warburg, Pincus Ventures, L.P. ("Warburg") and Franklin Capital Associates III, L.P. ("Franklin") for the purchase of $40.0 million of the Company's 8.3% Convertible Exchangeable Senior Subordinated Notes ("Coventry Notes"), together with warrants to purchase 2.35 million shares of the Company's common stock for $42.35 million. The original amount of the Coventry Notes, $36.0 million held by Warburg and $4.0 million held by Franklin, were exchangeable at the Company's or Warburg's option for shares of redeemable convertible preferred stock.

     During the second and third quarters of 1999, the Company converted all the Coventry Notes held by Warburg and Franklin totaling $47.1 million, including accumulated interest, into 4,709,545 shares of Series A redeemable convertible preferred stock ("preferred stock") at a price of $10 per share. The preferred stock was convertible to common stock on a share-for-share basis, subject to adjustment for anti-dilution, and was callable by the Company if the market price of the Company's common stock exceeded certain agreed upon targets. On July 20, 2000, Franklin converted all of its 473,705 shares of preferred stock into 473,752 shares of common stock of the Company on a one-for-one basis, as adjusted for anti-dilution in January 2001. On December 26, 2000, Warburg converted all of its remaining shares of preferred stock into 4,236,263 shares of common stock of the Company on a one-for-one basis, adjusted for anti-dilution, thus eliminating all outstanding shares of preferred stock.

J.  STOCK OPTIONS, WARRANTS AND EMPLOYEE STOCK PURCHASE PLAN

     As of December 31, 2000, the Company had one stock incentive plan, the Amended and Restated 1998 Stock Incentive Plan (the "1998 Plan") under which shares of the Company's common stock are authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock based awards. Under the 1998 Plan, the terms and conditions of grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the market value of the underlying stock at the date of grant. Options generally become exercisable after one year in 20% to 25% increments per year and expire ten years from the date of grant. The 1998 Plan is authorized to grant either incentive stock options or nonqualified stock options at the discretion of the Compensation and Benefits Committee of the Board of Directors. At April 1, 1998, the 1998 Plan assumed the obligations of six stock option plans of Coventry Corporation with total outstanding options representing 3,322,714 shares, and one stock option plan of Principal Health Care, Inc. with total outstanding options representing 750,000 shares, as a result of the acquisition of the PHC plans. At the annual meeting of shareholders held on June 8, 2000, the Company's shareholders voted to increase the shares of common stock authorized for issuance under the 1998 Plan from an aggregate of seven million shares to an aggregate of nine million shares. At December 31, 2000, the 1998 Plan had total outstanding options representing 5,203,846 shares of common stock.

     As of September 10, 1998, employees of the Company were offered an opportunity to exchange their existing options (issued at a higher exercise price) for a reduced number of new options (issued at a lower exercise price) equivalent to the same value as their existing options, based upon a Black-Scholes equal valuation model. Employees could choose to decline the offer of new options and keep their existing options. As a result, the Company cancelled options to purchase approximately 4,370,100 shares and reissued re-priced options to purchase approximately 3,714,182 shares. The options canceled were at exercise prices ranging from a high of $22.75 to a low of $6.38. The options were reissued in accordance with an exchange formula (using the Black-Scholes equal valuation model) that issued one-half of the new options at an exercise price of the then current market value ($5.00) and the remaining one-half at 150% of the then current market value ($7.50). The resulting value of the repriced options was the same as the exchanged options.

     The Company follows APB No. 25, under which no compensation cost has been recognized in connection with stock option grants. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net earnings and earnings per share ("EPS") would have been reduced to the following pro-forma amounts (in thousands, except per share data):

                                                              YEARS ENDED DECEMBER 31,
                                                            ----------------------------
                                                              1998      1999      2000
                                                            --------   -------   -------
  Net Earnings (loss):   As Reported.....................   $(11,741)  $43,435   $61,340
                         Pro Forma.......................    (14,224)   40,098    57,251
  EPS, basic             As Reported.....................      (0.22)     0.74      1.03
  EPS, diluted           As Reported.....................      (0.22)     0.69      0.93
  EPS, basic             Pro Forma.......................      (0.27)     0.68      0.96
  EPS, diluted           Pro Forma.......................      (0.27)     0.64      0.87

     The fair value of the stock options included in the pro-forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                             1998      1999      2000
                                                            -------   -------   -------
Dividend yield............................................        0%        0%        0%
Expected volatility.......................................       73%       74%       74%
Risk-free interest rate...................................        5%        6%        5%
Expected life.............................................  4 years   4 years   4 years

     Transactions with respect to the plans for the three years ended December 31, 2000 were as follows (shares in thousands):

                                        1998                1999                2000
                                  -----------------   -----------------   -----------------
                                           WEIGHTED            WEIGHTED            WEIGHTED
                                           AVERAGE             AVERAGE             AVERAGE
                                           EXERCISE            EXERCISE            EXERCISE
                                  SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                  ------   --------   ------   --------   ------   --------
Outstanding at beginning of
  year..........................   3,261     $13       5,441     $ 8      6,177      $ 8
Granted.........................   7,627     $ 8       2,339     $ 9        299      $11
Exercised.......................    (110)    $12        (344)    $ 9       (881)     $ 8
Canceled........................  (5,337)    $13      (1,259)    $11       (391)     $ 8
                                  ------              ------              -----
Outstanding at end of year......   5,441     $ 8       6,177     $ 8      5,204      $ 8
                                  ------              ------              -----
Exercisable at end of year......     837     $11       1,655     $ 8      2,380      $ 8
                                  ======              ======              =====

                              OPTIONS OUTSTANDING
                           --------------------------               OPTIONS EXERCISABLE
                                           WEIGHTED      -----------------------------------------
                             NUMBER         AVERAGE      WEIGHTED      NUMBER          WEIGHTED
                           OUTSTANDING     REMAINING     AVERAGE     EXERCISABLE       AVERAGE
                               AT         CONTRACTUAL    EXERCISE        AT            EXERCISE
RANGE OF EXERCISE PRICES   12/31/2000        LIFE         PRICES     12/31/2000         PRICE
------------------------   -----------    -----------    --------    -----------    --------------
$ 5.00 - $ 6.99..........     1,921           6.4          $ 6            900            $ 5
$ 7.00 - $ 8.99..........     1,803           6.3          $ 8          1,010            $ 8
$ 9.00 - $11.99..........     1,077           8.4          $10            241            $11
$12.00 - $21.99..........       399           6.4          $15            225            $15
$22.00 - $25.00..........         4           4.0          $25              4            $25
                              -----                                     -----
$ 5.00 - $25.00..........     5,204           6.6          $ 8          2,380            $ 8
                              =====                                     =====

     The weighted-average grant date fair values for options granted in 1998, 1999 and 2000 were $4.53, $5.29, and $6.01, respectively.

     At December 31, 2000, the Company had warrants outstanding granting holders the right to purchase 3,609,449 shares of common stock.

     On July 7, 1997, the Company finalized the sale of $40 million of Coventry Convertible Exchangeable Subordinated Notes, together with warrants to purchase 2,352,941 shares at $10.63 per share of common stock. The purchase price for the warrants was $1.00 per share, valued by the Company and the purchaser. In December 2000, warrants to purchase 2,117,647 shares were exercised and 1,026,614 shares of the Company's common stock were issued in a net exercise. The remaining warrants were exercised in January 2001.

     On April 1, 1998, the Company issued a warrant to PHC (the "Principal Warrant") to purchase that number of shares of common stock equal to 66 2/3% of the total number of shares of common stock actually issued upon the exercise or conversion of the Company's employee stock options and warrants issued and outstanding at March 31, 1998, on the same terms and conditions as set forth in the respective options and warrants. The subsequent repricing of outstanding employee stock options on September 10, 1998 (see above) did not affect the Principal Warrant. Options and warrants that terminated or expired and are not exercised, are also canceled in the Principal Warrant. At March 31, 1998, the Company had options and warrants outstanding for 5,800,480 shares of common stock, representing the right to purchase 3,866,986 shares under the Principal Warrant. On May 21, 1999, November 11, 1999 and March 31, 2000, PHC exercised a portion of the Principal Warrant pursuant to exercises of the underlying options and purchased 1,335, 10,915, and 47,533 shares of common stock, respectively. At December 31, 2000, the Principal Warrant represented the right to purchase approximately 3.1 million shares, taking into account exercises and cancellations.

     On May 18, 1998, the Company issued warrants to four individual consultants to purchase a total of 40,000 shares of common stock at an exercise price of $13.63 per share, expiring in 2003. On October 22, 1998, the Company issued warrants to certain providers to purchase a total of 10,000 shares of common stock at an exercise price of $7.63 per share, expiring in 2003. On December 21, 1998, the Company issued a warrant to an individual in connection with the acquisition of a health plan to purchase 85,239 shares of common stock at an exercise price of $8.32 per share, expiring in 2003. On December 21, 1998, the Company issued a warrant to an individual in connection with legal services to purchase 50,000 shares of common stock at an exercise price of $7.63 per share, expiring in 2009. On April 19, 1999, the Company issued a warrant to an individual in recognition of years served on the Company's Board of Directors to purchase 10,000 shares of common stock at an exercise price of $7.63 per share, expiring in 2004. Warrants issued to West Penn Hospital to purchase 100,000 shares of common stock at $14.13 expired on July 1, 2000.

     The Company's Employee Stock Purchase Plan, implemented in 1994, allows substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issues the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined. The Company has reserved 1.0 million shares of stock for this plan and has issued 15,015, 11,416, and 7,883, shares in 1998, 1999, and 2000, respectively.

K.  REINSURANCE

     Throughout 1998, 1999 and 2000, the Company had reinsurance agreements with American Continental Insurance Company and Continental Assurance Company for portions of the risk it has underwritten through its products. Reinsurance premiums for the years ended December 31, 1998, 1999 and 2000 were approximately $1.0 million, $9.9 million, and $14.3 million, respectively. Reinsurance recoveries, including estimated amounts receivable, for the same periods were approximately $600,000, $5.9 million, and $21.5 million.

     These reinsurance agreements do not release the Company from its primary obligations to its membership. The Company remains liable to its membership if the reinsurers are unable to meet their contractual obligations under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvency, the Company evaluates the financial condition of its reinsurers on an annual basis. American Continental Insurance Company and Continental Assurance Company are both currently A rated by the A.M. Best Company.

     Medicaid risk exposures on approximately 83% of Missouri Medicaid members were reinsured through the State of Missouri mandated program. Reinsurance premiums for the years ended December 31, 1998, 1999 and 2000 were approximately $1.6 million, $2.3 million and $2.6 million, respectively. Reinsurance recoveries through the mandated program for the years ended December 31, 1998, 1999 and 2000 were approximately $2.1 million, $3.1 million and $3.6 million, respectively. In 2001, HCUSA will be reinsured by the Company's subsidiary Coventry Health and Life Insurance Company.

L.  COMMITMENTS

     The Company operates primarily in leased facilities with original lease terms of up to ten years with options for renewal. The Company also leases computer equipment with lease terms of approximately three years. Leases that expire generally are expected to be renewed or replaced by other leases.

     The minimum rental commitments payable and minimum sublease rentals to be received by the Company during each of the next five years ending December 31 and thereafter for noncancellable operating leases are as follows (in thousands):

                                                                RENTAL       SUBLEASE
YEAR                                                          COMMITMENTS     INCOME
----                                                          -----------    --------
2001........................................................    $14,298       $2,513
2002........................................................     12,750        1,968
2003........................................................      9,762        1,095
2004........................................................      8,450          988
2005........................................................      7,292          887
Thereafter..................................................      9,699          813
                                                                -------       ------
                                                                $62,251       $8,264
                                                                =======       ======

     Total rent expense was approximately $14.6 million, $14.5 million, and $14.0 million for the years ended December 31, 1998, 1999 and 2000, respectively.

M.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, and money market funds. Investments in marketable securities are managed within guidelines established by the Board of Directors which emphasize investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is substantially equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations.

The Company believes the allowance for doubtful collections adequately provides for estimated losses as of December 31, 2000. The Company has a risk of incurring loss if such allowances are not adequate.

     As discussed in Note K to the consolidated financial statements, the Company has reinsurance agreements with major insurance companies. The Company monitors the insurance companies' financial ratings to determine compliance with standards set by state law. The Company has a credit risk associated with these reinsurance agreements to the extent the reinsurers are unable to pay valid reinsurance claims of the Company.

N.  BENEFIT PLANS

     On July 1, 1994, Coventry Corporation adopted an employee defined contribution retirement plan qualifying under Internal Revenue Code Section 401(k), the Coventry Corporation Retirement Savings Plan (the "Plan"), which covered substantially all employees of Coventry Corporation and its subsidiaries who meet certain requirements as to age and length of service and who elect to participate in the Plan. Effective March 31, 1998, the Company was formed as the parent company of an affiliated group of companies that includes Coventry Corporation. The Company, with the approval of Coventry Corporation, adopted and became sponsor of the Plan effective April 1, 1998. On April 1, 1998, the Coventry Health Care, Inc. Retirement Savings Plan (the "New Plan") was adopted and any prior PHC and certain affiliated participant account balances included in the assets of the former PHC qualified retirement plan were rolled over into the New Plan at the election of the former PHC employees. Effective October 1, 1998, the Plan was merged with the New Plan. All employees that were participants under the Plan became participants in the New Plan. On October 1, 1998, the assets of the Plan were merged and transferred to: (1) Principal Life Insurance Company, as funding agent of the assets held under the terms of the Flexible Investment Annuity Contract with Coventry Health Care, Inc., (2) Delaware Charter Guarantee and Trust Company, as custodial trustee of the mutual funds, and (3) Bankers Trust Company, as custodial trustee of the New Plan's participant loans and the Coventry Health Care, Inc. Common Stock. Effective October 1, 1999, pursuant to the merger of Coventry Health Plan of West Virginia, Inc. ("CHC-WV"), a wholly-owned subsidiary of the Company, and Carelink Health Plans, Inc. ("Carelink") whereby Carelink was the surviving entity, Carelink became an adopting employer of the New Plan. Immediately upon participation in the New Plan, all participant account balances included in the assets of the former Carelink qualified retirement plan were rolled over into the New Plan. Effective February 1, 2000, pursuant to the acquisition approved by Coventry Health Care Development Corporation ("CHCDC") and the Company, whereby PrimeONE, Inc. ("PrimeONE") merged with and into Carelink, and Carelink was the surviving entity, PrimeONE became an adopting employer of the New Plan. Immediately upon participation in the New Plan, all participant account balances included in the assets of the former PrimeONE qualified retirement plan were rolled over into the New Plan. Effective August 1, 2000, pursuant to the merger of Coventry Health Care of Louisiana, Inc. ("CHC-LA"), a wholly-owned subsidiary of the Company, and Maxicare, Louisiana, Inc. ("Maxicare") whereby CHC-LA was the surviving entity, all former Maxicare employees commenced participation in the New Plan. Effective October 1, 2000, pursuant to the acquisition of WellPath Community Health Plans, L.L.C. ("WellPath") by the Company, WellPath became an adopting employer of the New Plan. Upon participation in the New Plan, all participant account balances included in the assets of the WellPath qualified retirement plans will be rolled over into the New Plan.

     Under the New Plan, as merged, participants may defer up to 15% of their compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's compensation deferral and equal to 50% of the participant's contribution on the second 3% of the participant's compensation deferral. Participants will vest in the Company's matching contributions in 50% increments annually over a period of two years, based on length of service with the

Company and/or its subsidiaries. All costs of the New Plan, as merged, are funded by the Company and participants as they are incurred.

     On July 1, 1994, Coventry Corporation adopted a supplemental executive retirement plan (the "SERP"), which covered employees of Coventry Corporation and its subsidiaries who (1) meet certain requirements as to age and management responsibilities and/or salary, (2) are designated as being eligible to participate in the SERP by the Compensation and Benefits Committee of the Board of Directors of the Company, and (3) elect to participate in the SERP and the Plan. A similar supplemental executive retirement plan offered by HAPA was merged into the SERP effective July 1, 1994. The Company, with the approval of Coventry Corporation, adopted and became sponsor of the SERP effective April 1, 1998. Effective April 1, 1998, the SERP Plan name changed to the Coventry Health Care, Inc. Supplemental Executive Retirement Plan. Under the SERP, participants may defer up to 15% of their base salary, and up to 100% of any bonus awarded, over and beyond the compensation deferral limits of the Plan. Effective January 1, 1999, the Company amended the SERP's definition of compensation to exclude income or proceeds from the Company's Stock Incentive Plan and relocation payments. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation deferral and 50% of the participant's contribution on the second 3% of the participant's compensation deferral. Participants vest in the Company's matching contributions ratably over two years, based on length of service. All costs of the SERP are funded by the Company as they are incurred.

     The cost, principally employer matching contributions, of the benefit plans charged to operations for 1998, 1999 and 2000 was approximately $4.0 million, $3.6 million, $3.7 million, respectively.

O.  STATUTORY INFORMATION

     The Company's HMO subsidiaries are required by the respective domicile states to maintain minimum statutory capital and surplus in aggregate of approximately $88.5 million at December 31, 2000. Combined statutory capital and surplus of the Company's HMOs was approximately $203.4 million at December 31, 2000. The states in which the Company's HMOs operate require HMOs to maintain deposits with the Department of Insurance. These deposits, as part of cash equivalents and investments, totaled $22.4 million at December 31, 2000.

     The National Association of Insurance Commissioners has proposed that states adopt risk-based capital standards that, if implemented, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. Several states where we have HMO operations have adopted those standards, effective either in 2001 or to be phased-in over a period of years. We do not expect the legislation enacted to date to have a material impact on our consolidated financial position in the near future.

     CH&L's authorized control level risk-based capital is approximately $12.8 million. Total adjusted statutory capital and surplus of CH&L as of December 31, 2000 was approximately $39.9 million. Statutory deposits for CH&L as of December 31, 2000 totaled approximately $3.5 million.

P.  OTHER INCOME

     Other income for the years ended December 31, 1998, 1999, and 2000 includes investment income of approximately $25.5 million, $30.3 million, and $41.2 million, respectively.

Q.  EARNINGS PER SHARE

     Basic earnings per share ("EPS") is based on the weighted average number of common shares outstanding during the year. Diluted EPS, when applicable, assumes the conversion of convertible notes and the exercise of all options, warrants and redeemable convertible preferred stock using the treasury stock method. Net earnings is increased for the assumed elimination of interest expense on the convertible notes. In all cases, however, losses are not diluted.

     The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted EPS (in thousands, except for per share amounts):

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                   ---------------------------------------
                                                      LOSS          SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
Basic EPS........................................   $(11,741)       52,477        $(0.22)
Effect of dilutive securities:
Options and warrants
Redeemable convertible preferred stock
                                                    --------        ------
Diluted EPS......................................   $(11,741)       52,477        $(0.22)
                                                    ========        ======

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                   ---------------------------------------
                                                    EARNINGS        SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
Basic EPS........................................    $43,435        59,025         $0.74
Effect of dilutive securities:
Options and warrants.............................                      498
Redeemable convertible preferred stock...........                    1,639
Convertible notes................................                    2,997
Interest on convertible notes....................        848
                                                     -------        ------
Diluted EPS......................................    $44,283        64,159         $0.69
                                                     =======        ======

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2000
                                                   ---------------------------------------
                                                    EARNINGS        SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
Basic EPS........................................    $61,340        59,521         $1.03
Effect of dilutive securities:
Options and warrants.............................                    2,123
Redeemable convertible preferred stock...........                    4,113
                                                     -------        ------
Diluted EPS......................................    $61,340        65,757         $0.93
                                                     =======        ======

R.  LEGAL PROCEEDINGS

     In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2000 may result in the assertion of additional claims. With respect to medical malpractice, the Company carries professional malpractice and general liability insurance for each of its operations on a claims-made basis with varying deductibles for which the Company maintains reserves. In the opinion of management, the outcome of these actions should not have a material adverse effect on the financial position or results of operations of the Company.

     Other managed care companies have been sued recently in class action lawsuits claiming violations of the federal racketeering act, Racketeer Influenced and Corrupt Organizations ("RICO") and the Employee Retirement Income Security Act of 1974 ("ERISA"), and generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although it is possible that the Company may be the target of a similar suit, the Company believes there is no valid basis for such a suit.

     The Company's industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have significant impact on the Company's operations.

S.  SEGMENT INFORMATION

                                                                 YEAR ENDED
                                                             DECEMBER 31, 1998
                                                    ------------------------------------
                                                                 GOVERNMENT
                                                    COMMERCIAL    PROGRAMS      TOTAL
                                                    ----------   ----------   ----------
                                                               (IN THOUSANDS)
Revenues..........................................  $1,561,640    $471,732    $2,033,372
Gross Margin......................................     165,299      45,699       210,998

                                                                 YEAR ENDED
                                                             DECEMBER 31, 1999
                                                    ------------------------------------
                                                                 GOVERNMENT
                                                    COMMERCIAL    PROGRAMS      TOTAL
                                                    ----------   ----------   ----------
                                                               (IN THOUSANDS)
Revenues..........................................  $1,541,786    $540,289    $2,082,075
Gross Margin......................................     235,084      60,621       295,705

                                                                 YEAR ENDED
                                                             DECEMBER 31, 2000
                                                    ------------------------------------
                                                                 GOVERNMENT
                                                    COMMERCIAL    PROGRAMS      TOTAL
                                                    ----------   ----------   ----------
                                                               (IN THOUSANDS)
Revenues..........................................  $1,859,155    $697,798    $2,556,953
Gross Margin......................................     280,457      92,026       372,483

     Following are reconciliations of reportable segment information to financial statement amounts, in thousands:

                                                         YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1998         1999         2000
                                                   ----------   ----------   ----------
Revenues:
Reportable segments..............................  $2,033,372   $2,082,075   $2,556,953
Management services..............................      77,011       80,297       47,957
                                                   ----------   ----------   ----------
Total revenues...................................  $2,110,383   $2,162,372   $2,604,910
                                                   ----------   ----------   ----------
Earnings (loss) before income taxes:
Gross margin from reportable segments............  $  210,998   $  295,705   $  372,483
Management services..............................      77,011       80,297       47,957
Selling, general and administrative..............    (291,919)    (299,942)    (330,899)
Depreciation and amortization....................     (25,793)     (28,205)     (27,026)
Merger costs.....................................      (6,492)          --           --
Other income, net................................      27,251       29,906       39,553
Interest expense.................................      (8,566)      (1,761)          --
                                                   ----------   ----------   ----------
Earnings (loss) before income taxes..............  $  (17,510)  $   76,000   $  102,068
                                                   ==========   ==========   ==========

T.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 1999 and 2000.

                                                            QUARTER ENDED
                                         ---------------------------------------------------
                                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                           1999        1999         1999         1999(1)(2)
                                         ---------   --------   -------------   ------------
Operating revenues.....................  $527,848    $531,831     $529,889        $572,804
Operating earnings.....................     8,683       9,626       11,391          18,155
Net earnings...........................     8,293       9,157       10,970          15,015
Net earnings per share -- basic........      0.14        0.16         0.19            0.25
Net earnings per share -- diluted......      0.14        0.15         0.17            0.24

                                                            QUARTER ENDED
                                         ---------------------------------------------------
                                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                           2000        2000         2000          2000(2)
                                         ---------   --------   -------------   ------------
Operating revenues.....................  $617,410    $621,194     $647,617        $718,689
Operating earnings.....................    11,150      12,772       14,927          23,666
Net earnings...........................    11,742      13,254       15,406          20,938
Net earnings per share -- basic........      0.20        0.23         0.26            0.34
Net earnings per share -- diluted......      0.18        0.21         0.23            0.31

---------------
(1) The Company closed its subsidiary, Coventry Health Care of Indiana, Inc., at the end of the fourth quarter of 2000. As a result of the cost associated with exiting the Indiana market, the Company recorded a reserve for $2.0 million in the fourth quarter of 1999.

(2) In October 1999, the Company reached a settlement with AHERF. As a result of the settlement, the Company released $6.3 million of its AHERF reserve that was reflected as a gain in the fourth quarter of 1999. The Company also recorded a gain in the fourth quarter of 2000, which included a $4.1 million settlement from AHERF's bankruptcy proceedings and a $4.3 million release of the Company's AHERF reserve.

U.  SUBSEQUENT EVENTS

     Effective January 1, 2001, the Company completed its acquisition of Health Partners of the Midwest's commercial membership, for a total purchase price of approximately $4.5 million. This acquisition brings the Company's total risk membership in St. Louis to more than 346,000 and total self-insured membership to more than 48,000.

     On January 18, 2001, the Company announced that its subsidiary, Coventry Health Care of Kansas, Inc., had signed a definitive agreement to acquire Kaiser Foundation Health Plan of Kansas City, Inc.'s ("Kaiser") membership in Kansas City. Kaiser's Kansas City operation has approximately 50,000 commercial and 5,000 Medicare members. The acquisition will ultimately bring Coventry's total membership in Kansas City to approximately 110,000 members.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 SHARES

                           COVENTRY HEALTH CARE, INC.
                                  COMMON STOCK

                                 COVENTRY LOGO

                                  ------------

                                   PROSPECTUS


                                            , 2002


                                  ------------

                              SALOMON SMITH BARNEY
                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                               CIBC WORLD MARKETS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission Registration Fee.........  $ 39,326
NASD Fee....................................................    16,955
Legal Fees and Expenses.....................................    87,500
Accounting Fees and Expenses................................   150,000
Transfer Agent and Registrar Fees...........................    15,000
Printing Expenses...........................................   225,000
Miscellaneous...............................................   216,219
                                                              --------
          Total.............................................  $750,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses incurred arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the fullest extent and under the circumstances permitted by the DGCL. We also have purchased directors and officers liability insurance, which provides coverage against certain liabilities, including liabilities under the Securities Act.

     As permitted by the DGCL, our certificate of incorporation eliminates all liability of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL allows for a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1       --   Form of Underwriting Agreement.*
  2.1     --   Capital Contribution and Merger Agreement dated as of
               November 3, 1997 by and among Coventry Corporation, Coventry
               Health Care, Inc., Principal Mutual Life Insurance Company,
               Principal Holding Company and Principal Health Care, Inc.
               (Incorporated by reference to Exhibit 2.1 to the
               Registrant's Form S-4, Registration Statement No.
               333-45821).
  2.2     --   Agreement and Plan of Merger by and among Coventry
               Corporation, Coventry Health Care, Inc. and Coventry Merger
               Corporation (Incorporated by reference to Exhibit 2.2 to the
               Registrant's Form S-4, Registration Statement No.
               333-45821).
  2.3     --   Agreement, dated November 30, 2001, between Coventry Health
               Care, Inc. and Principal Life Insurance Company.**
  4.1     --   Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form
               8-K dated April 8, 1998).
  4.2.1   --   Rights Agreement dated March 30, 1998 between Coventry
               Health Care, Inc. and ChaseMellon Shareholder Services,
               L.L.C. as Rights Agent (Incorporated by reference to Exhibit
               4.2 to the Registrant's Current Report on Form 8-K dated
               April 8, 1998).
  4.2.2   --   Amendment No. 1 to Rights Agreement, dated as of December
               18, 1998 by and between Coventry Health Care, Inc. and
               ChaseMellon Shareholder Services, L.L.C. (Incorporated by
               reference to Exhibit 2 to the Registrant's Current Report on
               Form 8-K dated December 21, 1998).
  4.2.3   --   Amendment No. 2 to Rights Agreement, dated as of May 5, 2000 by and between Coventry Health Care, Inc. and ChaseMellon
               Shareholder Services, L.L.C. (Incorporated by reference to
               Exhibit 4.2.3 to the Registrant's Annual Report on Form 10-K
               dated March 28, 2001).
  4.3.1   --   Amended and Restated Securities Purchase Agreement dated as of April 2, 1997, by and among Coventry Corporation,
               Warburg, Pincus Ventures, L.P. and Franklin Capital
               Associates III, L.P., together with Exhibit A (Form of
               Convertible Note), Exhibit B (Form of Warrant) and Exhibit C
               (Form of Certificate of Designation of Series A Preferred
               Stock) (Incorporated by reference to Exhibit 10 to the
               Registrant's Current Report on Form 8-K dated May 7, 1997).
  4.3.2   --   Amendment No. 1 to Amended and Restated Securities Purchase
               Agreement dated August 1, 1998 between Coventry Health Care,
               Inc. (successor by merger to Coventry Corporation) and
               Warburg, Pincus Ventures, L.P. (Incorporated by reference to
               Exhibit 4.13 to the Registrant's Quarterly Report on Form
               10-Q for the period ended September 30, 1998).
  4.4     --   Consent to the Combination Agreement of Warburg, Pincus
               Ventures, L.P. dated December 18, 1998 (Incorporated by
               reference to Exhibit 4.7 to the Registrant's Current Report on Form 8-K dated April 8, 1998).
  4.5.1   --   Common Stock Purchase Warrant dated as of April 1, 1998
               issued to Principal Health Care, Inc. pursuant to the
               Combination Agreement (Incorporated by reference to Exhibit
               4.5 to the Registrant's Current Report on Form 8-K dated
               April 8, 1998).
  4.5.2   --   Amendment No. 1 to Common Stock Purchase Warrant effective as of October 29, 1998, issued to Principal Health Care,
               Inc. (Incorporated by reference to Exhibit 4.9 of the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1998).
  4.6     --   Form of Common Stock Purchase Warrant, as amended, of
               Coventry Corporation issued to Warburg, Pincus Ventures,
               L.P. (and also to Franklin Capital Associates III, L.P. for
               235,294 shares of common stock) (assumed by the Company as of April 1, 1998) (Incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K dated April
               8, 1998).
  4.7     --   Form of Common Stock Purchase Warrant (Incorporated by
               reference to Exhibit 4.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  4.8     --   Common Stock Purchase Warrant issued as of January 4, 1999 to John W. Campbell (Incorporated by reference to Exhibit
               10.2 to the Registrant's Quarterly Report on Form 10-Q for
               the quarter ended June 30, 1999).
  4.9     --   Shareholders' Agreement, dated as of April 1, 1998, by and among Coventry Health Care, Inc., Principal Mutual Life
               Insurance Company and Principal Health Care, Inc.
               (Incorporated by reference to Exhibit 4.8 to the
               Registrant's Current Report on Form 8-K dated April 8,
               1998).
  4.10    --   Shareholders' Agreement dated as of May 5, 2000, by and
               among Coventry Health Care, Inc., Warburg, Pincus Ventures,
               L.P., a Delaware limited partnership, Warburg, Pincus Equity
               Partners, L.P., a Delaware limited partnership, Warburg,
               Pincus Netherlands Equity Partners I, C.V., a Netherlands
               limited partnership, Warburg, Pincus Netherlands Equity
               Partners II, C.V., a Netherlands limited partnership, and
               Warburg, Pincus Netherlands Equity Partners III, C.V., a
               Netherlands limited partnership. (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form
               10-Q for the quarter ended September 30, 2000).
  5       --   Opinion of Bass, Berry & Sims PLC.**
 12       --   Statement regarding computation of ratios.**
 23.1     --   Consent of Arthur Andersen LLP.
 23.2     --   Consent of Bass, Berry & Sims PLC (contained in Exhibit 5).
 24       --   Power of Attorney (included on page II-5).


------------------

 * To be filed by amendment.



** Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on January 3, 2002.


                                          COVENTRY HEALTH CARE, INC.

                                          By:       /s/ ALLEN F. WISE
                                            ------------------------------------
                                                       Allen F. Wise
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Allen F. Wise and Dale B. Wolf, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                     CAPACITY                     DATE
                    ---------                                     --------                     ----

             /s/ JOHN H. AUSTIN, M.D.                Chairman of the Board and Director   January 3, 2002
 ------------------------------------------------
               John H. Austin, M.D.


                /s/ ALLEN F. WISE                    President, Chief Executive Officer   January 3, 2002
 ------------------------------------------------    and Director (Principal Executive
                  Allen F. Wise                                   Officer)


                 /s/ DALE B. WOLF                     Executive Vice President, Chief     January 3, 2002
 ------------------------------------------------     Financial Officer and Treasurer
                   Dale B. Wolf                           (Principal Financial and
                                                            Accounting Officer)


                        *                                         Director                January 3, 2002
 ------------------------------------------------
                  Joel Ackerman


                        *                                         Director                January 3, 2002
 ------------------------------------------------
                  David J. Drury

                    SIGNATURE                                     CAPACITY                     DATE
                    ---------                                     --------                     ----


         /s/ EMERSON D. FARLEY, JR., M.D.                         Director                January 3, 2002
 ------------------------------------------------
           Emerson D. Farley, Jr., M.D.


                        *                                         Director                January 3, 2002
 ------------------------------------------------
                  Thomas J. Graf


                        *                                         Director                January 3, 2002
 ------------------------------------------------
               Lawrence N. Kugelman


                        *                                         Director                January 3, 2002
 ------------------------------------------------
             Rodman W. Moorhead, III


                                                                  Director
 ------------------------------------------------
                 Robert W. Morey


                        *                                         Director                January 3, 2002
 ------------------------------------------------
               Elizabeth E. Tallett


                        *                                         Director                January 3, 2002
 ------------------------------------------------
               Timothy T. Weglicki


                /s/ ALLEN F. WISE
 ------------------------------------------------
        * Allen F. Wise, Attorney-In-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1        --  Form of Underwriting Agreement.*
  2.1      --  Capital Contribution and Merger Agreement dated as of
               November 3, 1997 by and among Coventry Corporation, Coventry
               Health Care, Inc., Principal Mutual Life Insurance Company,
               Principal Holding Company and Principal Health Care, Inc.
               (Incorporated by reference to Exhibit 2.1 to the
               Registrant's Form S-4, Registration Statement No.
               333-45821).
  2.2      --  Agreement and Plan of Merger by and among Coventry
               Corporation, Coventry Health Care, Inc. and Coventry Merger
               Corporation (Incorporated by reference to Exhibit 2.2 to the
               Registrant's Form S-4, Registration Statement No.
               333-45821).
  2.3      --  Agreement, dated November 30, 2001, between Coventry Health
               Care, Inc. and Principal Life Insurance Company.**
  4.1      --  Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form
               8-K dated April 8, 1998).
  4.2.1    --  Rights Agreement dated March 30, 1998 between Coventry
               Health Care, Inc. and ChaseMellon Shareholder Services,
               L.L.C. as Rights Agent (Incorporated by reference to Exhibit
               4.2 to the Registrant's Current Report on Form 8-K dated
               April 8, 1998).
  4.2.2    --  Amendment No. 1 to Rights Agreement, dated as of December
               18, 1998 by and between Coventry Health Care, Inc. and
               ChaseMellon Shareholder Services, L.L.C. (Incorporated by
               reference to Exhibit 2 to the Registrant's Current Report on
               Form 8-K dated December 21, 1998).
  4.2.3    --  Amendment No. 2 to Rights Agreement, dated as of May 5, 2000 by and between Coventry Health Care, Inc. and ChaseMellon
               Shareholder Services, L.L.C. (Incorporated by reference to
               Exhibit 4.2.3 to the Registrant's Annual Report on Form 10-K
               dated March 28, 2001).
  4.3.1    --  Amended and Restated Securities Purchase Agreement dated as of April 2, 1997, by and among Coventry Corporation,
               Warburg, Pincus Ventures, L.P. and Franklin Capital
               Associates III, L.P., together with Exhibit A (Form of
               Convertible Note), Exhibit B (Form of Warrant) and Exhibit C
               (Form of Certificate of Designation of Series A Preferred
               Stock) (Incorporated by reference to Exhibit 10 to the
               Registrant's Current Report on Form 8-K dated May 7, 1997).
  4.3.2    --  Amendment No. 1 to Amended and Restated Securities Purchase
               Agreement dated August 1, 1998 between Coventry Health Care,
               Inc. (successor by merger to Coventry Corporation) and
               Warburg, Pincus Ventures, L.P. (Incorporated by reference to
               Exhibit 4.13 to the Registrant's Quarterly Report on Form
               10-Q for the period ended September 30, 1998).
  4.4      --  Consent to the Combination Agreement of Warburg, Pincus
               Ventures, L.P. dated December 18, 1998 (Incorporated by
               reference to Exhibit 4.7 to the Registrant's Current Report on Form 8-K dated April 8, 1998).
  4.5.1    --  Common Stock Purchase Warrant dated as of April 1, 1998 issued to Principal Health Care, Inc. pursuant to the
               Combination Agreement (Incorporated by reference to Exhibit
               4.5 to the Registrant's Current Report on Form 8-K dated
               April 8, 1998).
  4.5.2    --  Amendment No. 1 to Common Stock Purchase Warrant effective as of October 29, 1998, issued to Principal Health Care,
               Inc. (Incorporated by reference to Exhibit 4.9 of the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1998).
  4.6      --  Form of Common Stock Purchase Warrant, as amended, of
               Coventry Corporation issued to Warburg, Pincus Ventures,
               L.P. (and also to Franklin Capital Associates III, L.P. for
               235,294 shares of common stock) (assumed by the Company as of April 1, 1998) (Incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K dated April
               8, 1998).
  4.7      --  Form of Common Stock Purchase Warrant (Incorporated by
               reference to Exhibit 4.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
  4.8      --  Common Stock Purchase Warrant issued as of January 4, 1999 to John W. Campbell (Incorporated by reference to Exhibit
               10.2 to the Registrant's Quarterly Report on Form 10-Q for
               the quarter ended June 30, 1999).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  4.9      --  Shareholders' Agreement, dated as of April 1, 1998, by and among Coventry Health Care, Inc., Principal Mutual Life
               Insurance Company and Principal Health Care, Inc.
               (Incorporated by reference to Exhibit 4.8 to the
               Registrant's Current Report on Form 8-K dated April 8,
               1998).
  4.10     --  Shareholders' Agreement dated as of May 5, 2000, by and among Coventry Health Care, Inc., Warburg, Pincus Ventures,
               L.P., a Delaware limited partnership, Warburg, Pincus Equity
               Partners, L.P., a Delaware limited partnership, Warburg,
               Pincus Netherlands Equity Partners I, C.V., a Netherlands
               limited partnership, Warburg, Pincus Netherlands Equity
               Partners II, C.V., a Netherlands limited partnership, and
               Warburg, Pincus Netherlands Equity Partners III, C.V., a
               Netherlands limited partnership. (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form
               10-Q for the quarter ended September 30, 2000).
  5        --  Opinion of Bass, Berry & Sims PLC.**
 12        --  Statement regarding computation of ratios.**
 23.1      --  Consent of Arthur Andersen LLP.
 23.2      --  Consent of Bass, Berry & Sims PLC (contained in Exhibit 5).
 24        --  Power of Attorney (included on page II-5).


------------------

 * To be filed by amendment.



** Previously filed.